Financial Report 6M23
Financial Report 6M23
I – Credit Suisse AG results
Credit Suisse AG
Wealth Management
Swiss Bank
Asset Management
Investment Bank
Capital Release Unit
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Other information
Cautionary statement regarding forward-looking information
For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Bank,” “we,” “us” and “our” mean Credit Suisse AG and its consolidated subsidiaries. We use the term the “Bank parent company” when we are referring only to the standalone parent entity Credit Suisse AG. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. In various tables, use of “–” indicates not meaningful or not applicable.

I – Credit Suisse AG results
Credit Suisse AG
Wealth Management
Swiss Bank
Asset Management
Investment Bank
Capital Release Unit
Corporate Center
Assets under management

Credit Suisse AG
On June 12, 2023, the acquisition of Credit Suisse Group AG (the former parent company of Credit Suisse AG) by UBS Group AG (UBS) was consummated.
In 6M23, we reported net income attributable to shareholders of CHF 2,214 million, compared to a net loss attributable to shareholders of CHF 1,974 million in 6M22. In 6M23, we reported income before taxes of CHF 2,939 million, which primarily reflected gains of CHF 14,113 million from the write-down to zero of additional tier 1 capital notes. This was partially offset by goodwill impairments of CHF 2,346 million and net litigation provisions of CHF 1,480 million. The results also included acquisition-related effects, including fair valuation adjustments of CHF 2,204 million, impairments of internally developed software of CHF 1,836 million, integration costs of CHF 286 million and acquisition-related compensation expenses of CHF 240 million. In 6M22, we recorded a loss before taxes of CHF 1,754 million. The adjusted loss before taxes in 6M23 was CHF 3,501 million compared to an adjusted loss before taxes of CHF 301 million in 6M22.
Credit Suisse presents its results in accordance with accounting principles generally accepted in the US (US GAAP) in Swiss francs (CHF), whereas UBS presents its results in accordance with International Financial Reporting Standards (IFRS) in US dollars (USD). As a consequence, there are differences between UBS and Credit Suisse results.
> Refer to “www.ubs.com/global/en/investor-relations/financial-information/quarterly-reporting” for the combined results of UBS and Credit Suisse and further information.
In March 2023, the Swiss Financial Market Supervisory Authority FINMA (FINMA) ordered that Credit Suisse Group AG’s outstanding amount of additional tier 1 capital notes of nominal value of approximately CHF 16 billion and a fair value of approximately CHF 15 billion be written down to zero. At the Credit Suisse level, this led to a corresponding gain recognized in 6M23 of CHF 14.1 billion.
In 6M23, net litigation provisions of CHF 1.5 billion were recorded, mainly related to developments including settlements and new information in a number of previously disclosed legal matters.
We reported goodwill impairment charges of CHF 2.3 billion in 6M23, mostly recognized in Wealth Management and in Asset Management.
Results were also impacted by the cancellation of the prior-year contingent capital awards (CCA) resulting in a credit of CHF 0.4 billion in 6M23.
The acquisition of Credit Suisse Group AG resulted in changes that had significant impacts on Credit Suisse’s US GAAP results. These acquisition-related effects included fair valuation adjustments, impairments of internally developed software, integration costs, acquisition-related compensation expenses, the write-down of intangible assets and other acquisition-related adjustments.
The acquisition resulted in changes in exit strategies and principal markets as well as changes of intent in connection with UBS’s plans for underlying positions or portfolios. The effect of these changes were fair valuation adjustments of CHF 2.2 billion, including from asset reclassifications to held-for-sale and certain specific equity impairments, of which CHF 1.5 billion in the Capital Release Unit mainly within the rates, securitized products, corporate loans and life finance portfolios, CHF 0.3 billion related to revaluations of certain equity method investments in Asset Management and CHF 0.3 billion in the Investment Bank, mainly related to the corporate bank portfolio and debt capital markets.
As a result of the acquisition, a detailed review of internally developed software applications and an assessment of their fair value has been performed reflecting the usability and useful life for UBS. Following this assessment, which included a number of applications that were found to be overlapping with UBS systems, an impairment of CHF 1.8 billion was recorded primarily in the Investment Bank and Wealth Management.
6M23 was further impacted by certain compensation-related developments in connection with the acquisition. Credit Suisse recorded integration costs, which are defined as expenses that are temporary, incremental and directly related to the integration of UBS and Credit Suisse, of CHF 0.3 billion. The integration costs primarily related to compensation costs of internal staff and contractors substantially dedicated to integration activities and certain retention awards granted during the period. As a result of the alignment of certain Credit Suisse processes to those of UBS, including the variable incentive framework, acquisition-related compensation expenses were CHF 0.2 billion.
UBS August 31, 2023 announcements
On August 31, 2023, UBS announced the creation of a Non-Core and Legacy (NCL) business division, which is expected to include Credit Suisse positions and businesses not aligned with UBS’s strategy and policies, such as the assets and liabilities of the Capital Release Unit and certain assets and liabilities of the Investment Bank, Wealth Management and Asset Management divisions, as well as the remaining assets and liabilities of UBS’s non-core and legacy portfolio and smaller amounts of assets and liabilities of UBS business divisions that were assessed as not strategic in light of the acquisition of Credit Suisse Group AG. As of June 30, 2023, the positions that are expected to be included in the NCL represented approximately USD 55 billion of risk-weighted assets (RWA), excluding operational risk RWA, and USD 224 billion of leverage exposure. About half of these RWA are expected to run off by the end of 2026. UBS intends to actively reduce the assets of the NCL business division in order to reduce operating costs and financial resource consumption and to enable UBS to simplify infrastructure.

Credit Suisse AG
	in / end of		% change
	6M23	6M22	YoY
Statements of operations (CHF million)
Net interest income	1,799	2,685	(33)
Commissions and fees	3,058	4,806	(36)
Trading revenues [1]	(2,146)	(46)	–
Other revenues	14,391	685	–
Net revenues	17,102	8,130	110
Provision for credit losses	217	(47)	–
Compensation and benefits	4,013	4,241	(5)
General and administrative expenses	6,777	4,995	36
Commission expenses	419	552	(24)
Goodwill impairment	2,346	23	–
Restructuring expenses	391	120	226
Total other operating expenses	9,933	5,690	75
Total operating expenses	13,946	9,931	40
Income/(loss) before taxes	2,939	(1,754)	–
Income tax expense	765	221	246
Net income/(loss)	2,174	(1,975)	–
Loss attributable to noncontrolling interests	(40)	(1)	–
Net income/(loss) attributable to shareholders	2,214	(1,974)	–
Statement of operations metrics
Cost/income ratio (%)	81.5	122.2	–
Return on equity (%, annualized)	8.7	(8.1)	–
Return on tangible equity (%, annualized)	9.2	(8.7)	–
Balance sheet statistics (CHF million)
Total assets	483,735	730,295	(34)
Risk-weighted assets	216,776	273,651	(21)
Leverage exposure	585,681	869,272	(33)
Regulatory capital statistics
CET1 capital (CHF million)	45,542	42,443	7
CET1 ratio (%)	21.0	15.5	–
Number of employees (full-time equivalents)
Number of employees	33,968	38,908	(13)
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types
UBS aims to substantially complete the integration of Credit Suisse into UBS by the end of 2026. UBS further aims to achieve gross cost reductions of over USD 10 billion by the end of 2026 within UBS. Also, as part of the integration of Credit Suisse, UBS plans to simplify the legal structure, including the merger of UBS AG and Credit Suisse AG planned for 2024. UBS also announced the proposed integration of Credit Suisse (Schweiz) AG with UBS Switzerland AG through a merger of the two banks. UBS expects to merge the two banks in 2024.
The announced measures will have an impact on our divisions and may result in further impairments and write-downs, including relating to goodwill, software and real estate, certain fair value adjustments related to portfolios classified as held-for-sale, tax impacts as well as impairments of the capital effective component of the values of Credit Suisse AG’s participations in certain of its subsidiaries.
In 3Q23, management decided to exit certain loan portfolios held in the NCL, which will result in a reclassification of these loans from held at amortized cost to held-for-sale and an expected loss in 3Q23 of approximately USD 1.6 billion. In addition, a decision was made to wind down certain management arrangements, which may result in a loss of up to USD 0.6 billion in 3Q23.
> Refer to “Risk factors” in I – Information on the company in the Credit Suisse Annual Report 2022 which was filed with the SEC on Form 20-F on March 14, 2023 and the “Risk factors” section in the Form-6-K filed on August 31, 2023 by UBS Group AG, UBS AG and Credit Suisse AG for further information on risks that could adversely affect our businesses, results of operations and financial condition.

Net revenues
In 6M23, we reported net revenues of CHF 17,102 million, which increased 110% compared to 6M22, driven by significantly higher net revenues in the Corporate Center, partially offset by lower net revenues mainly in the Investment Bank, the Capital Release Unit and Wealth Management. The increase in the Corporate Center was primarily driven by treasury results, which reflected the gains from the write-down of additional tier 1 capital notes. The decrease in the Investment Bank was mainly due to reduced revenues across all businesses, reflecting challenging conditions and substantially reduced client activity. The decrease in the Capital Release Unit primarily reflected certain fair valuation adjustments, mainly within the rates, securitized products, corporate loans and life finance portfolios, a loss of revenues from businesses transferred from the Investment Bank and losses on the valuation of certain financing arrangements associated with the sale of a significant part of the Securitized Products Group (SPG) (Apollo transaction), all of which were partially offset by a gain from the Apollo transaction of CHF 726 million in 6M23. The decrease in Wealth Management mainly reflected lower performance across all revenue categories. Adjusted net revenues in 6M23 were CHF 4,540 million compared to adjusted net revenues of CHF 8,475 million in 6M22.
Provision for credit losses
In 6M23, provision for credit losses of CHF 217 million, primarily reflecting specific provisions, were mainly related to CHF 121 million in the Swiss Bank, CHF 42 million in Wealth Management, CHF 29 million in the Investment Bank and CHF 23 million in the Capital Release Unit.
Total operating expenses
Compared to 6M22, total operating expenses of CHF 13,946 million increased 40%, mainly reflecting goodwill impairment charges of CHF 2,346 million in 6M23, with CHF 1,294 million recognized in Wealth Management and CHF 1,051 million in Asset Management, and higher general and administrative expenses. General and administrative expenses increased 36%, mainly due to impairments of CHF 1,836 million relating to internally developed software and higher litigation expenses. 6M23 included net litigation provisions of CHF 1,480 million, primarily related to developments, including settlements and new information in a number of previously disclosed legal matters, mainly in the Corporate Center, the Capital Release Unit (includingan additional CHF 307 million in connection with a settlement related to the Archegos Capital Management (Archegos) matter) and Wealth Management. Compared to 6M22, compensation and benefits decreased 5%. The decrease mainly reflected the cancellation of the prior-year CCA, and lower salary expenses, mainly driven by a decrease in headcount, partially offset by integration costs and acquisition-related compensation expenses. 6M23 included restructuring expenses of CHF 391 million compared to CHF 120 million in 6M22. Adjusted total operating expenses in 6M23 of CHF 7,824 million decreased 10% compared to CHF 8,668 million in 6M22.
> Refer to “Note 25 - Litigation” in III – Condensed consolidated financial statements – unaudited for further information.
Goodwill
Following a review of Credit Suisse’s financial plans to reflect the deposit and assets under management outflows in 1Q23, Credit Suisse concluded that the estimated fair value of the Wealth Management reporting unit was below its related carrying value and as a result a goodwill impairment charge of CHF 1.3 billion was recorded in 6M23, resulting in a goodwill balance of zero for that reporting unit. As a result of the announced strategy and organizational changes, the Private Fund Group business in the Asset Management reporting unit was transferred to the Investment Bank reporting unit effective January 1, 2023, resulting in a transfer of CHF 30 million of goodwill between the reporting units. Credit Suisse fully impaired this goodwill.
Due to the asset under management outflows and the projected impact on the profitability of the Asset Management reporting unit, Credit Suisse concluded in 2Q23 that the estimated fair value of the Asset Management reporting unit was below its related carrying value and, as a result, a goodwill impairment charge of CHF 1.0 billion was recorded in 6M23, resulting in a goodwill balance of zero for that reporting unit.
On August 31, 2023, UBS Group announced its update on strategy and the integration of Credit Suisse, which included the decision to integrate Credit Suisse (Schweiz) AG with UBS Switzerland AG. The announcement represents a 3Q23 triggering event for goodwill impairment testing purposes. Based on the preliminary 3Q23 goodwill impairment assessment, the Bank has concluded that the estimated fair value of the Swiss Bank reporting unit is expected to support its carrying value although at a reduced margin. The results of the goodwill impairment evaluation would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the Swiss Bank reporting unit, the Bank could potentially incur material impairment charges in the future.
> Refer to “Note 14 - Goodwill” in III – Condensed consolidated financial statements – unaudited for further information.
Compensation
On April 5, 2023, the Swiss Federal Council instructed the Swiss Federal Department of Finance to cancel or reduce the outstanding variable remuneration for the top three levels of management at Credit Suisse. In accordance with US GAAP accounting guidance, the cancellation of deferred compensation of this nature required an acceleration of deferred compensation expense in 6M23 for the outstanding share-based portion of the compensation awards, with a corresponding credit to shareholders’ equity, and for the smaller impact from the cancellation of cash-based awards, a credit to the income statement for previously accrued expenses. The net impact of these cancellations and reductions of variable remuneration on Credit Suisse’s compensation expenses in 6M23 was CHF 90 million.

Results overview
Credit Suisse AG includes the results of its five reporting segments, Wealth Management, Swiss Bank, Asset Management, Investment Bank and Capital Release Unit, as well as the Corporate Center and certain adjustments. The adjustments represent certain consolidation entries, including the elimination of results of Credit Suisse Group AG until the acquisition date, and other entities managed but not owned or not wholly owned by Credit Suisse AG. The results of these entities are included in the reporting segments and the Corporate Center.
in	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Capital Release Unit	Corporate Center	Adjustments	[1]	Credit Suisse AG
6M23 (CHF million)
Net revenues	1,655	1,845	155	933	(1,275)	14,566	(777)	[2]	17,102
Provision for credit losses	42	121	1	29	23	1	0		217
Compensation and benefits	1,284	846	251	1,523	455	209	(555)		4,013
Total other operating expenses	3,052	722	1,304	1,781	1,428	1,017	629		9,933
of which general and administrative expenses	1,619	630	208	1,458	1,263	900	699		6,777
of which goodwill impairment	1,294	0	1,051	30	0	0	(29)		2,346
of which restructuring expenses	46	36	5	150	137	48	(31)		391
Total operating expenses	4,336	1,568	1,555	3,304	1,883	1,226	74		13,946
Income/(loss) before taxes	(2,723)	156	(1,401)	(2,400)	(3,181)	13,339	(851)		2,939
Statement of operations metrics (%)
Cost/income ratio (%)	262.0	85.0	–	354.1	–	8.4	–		81.5
6M22 (CHF million)
Net revenues	2,641	2,223	630	2,450	437	(324)	73		8,130
Provision for credit losses	6	41	0	25	(118)	0	(1)		(47)
Compensation and benefits	1,322	790	277	1,711	719	31	(609)		4,241
Total other operating expenses	1,166	504	255	1,310	858	761	836		5,690
of which general and administrative expenses	1,037	431	201	1,046	682	756	842		4,995
of which goodwill impairment	0	0	0	23	0	0	0		23
of which restructuring expenses	22	3	1	32	67	1	(6)		120
Total operating expenses	2,488	1,294	532	3,021	1,577	792	227		9,931
Income/(loss) before taxes	147	888	98	(596)	(1,022)	(1,116)	(153)		(1,754)
Statement of operations metrics (%)
Cost/income ratio (%)	94.2	58.2	84.4	123.3	360.9	–	–		122.2
1 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by Credit Suisse.
2 Includes a gain of CHF 894 million from the write-down of additional tier 1 capital notes relating to Credit Suisse Group AG.
6M23 included the cancellation of the prior-year CCA, resulting in a credit of CHF 408 million recognized in deferred compensation.
> Refer to “Note 3 - Business developments and subsequent events” in III – Condensed consolidated financial statements – unaudited for further information.
Income tax
Credit Suisse has used a year-to-date effective tax rate (discrete method) as the best estimate of the annual effective tax rate to calculate the 6M23 income tax expense. This is mainly due to the inability to forecast the annual effective tax rate for the year as a result of the acquisition of Credit Suisse Group AG by UBS and business uncertainty related to the previously disclosed issues affecting Credit Suisse.
In 6M23, Credit Suisse incurred an income tax expense of CHF 765 million on income before taxes of CHF 2,939 million. The continuous reassessment of Credit Suisse’s deferred tax assets/(liabilities) and uncertain tax positions was additionally impacted by the acquisition of Credit Suisse Group AG by UBS. The reassessment overall resulted in an impact of CHF 448 million. Additionally, Credit Suisse recorded an impact of CHF 233 million mainly relating to the tax impact of profitable entities in certain geographical locations, adjusted for other non-deductible expenses. This also reflected the impact of the gain from the write-down of additional tier 1 capital notes, on which Credit Suisse utilized unvalued tax losses from prior years.
Overall, net deferred tax liabilities of CHF 95 million decreased CHF 316 million in 6M23, primarily driven by a reduction in the deferred tax liability associated with the write-down of additional tier 1 capital notes, partially offset by the reassessment of the deferred tax assets.
Headcount
As of June 30, 2023 we had 33,968employees (full-time equivalents) compared to 37,980at the end of the year 2022. Not included are employees of Credit Suisse Service AG, a separate subsidiary of UBS Group AG.
Regulatory capital
As of the end of 6M23, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 21.0% and our RWA were CHF 216.8 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet - for further information.

Reconciliation of adjustment items
Results excluding certain items included in Credit Suisse’s reported results are non-GAAP financial measures. Management believes that adjusted results provide a useful presentation of Credit Suisse’s operating results for purposes of assessing Credit Suisse’s overall and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of Credit Suisse’s underlying performance. Provided below is a reconciliation of Credit Suisse’s adjusted results to the most directly comparable US GAAP measures.
On June 12, 2023, UBS completed the acquisition of Credit Suisse Group AG, which resulted in changes that had significant impacts on Credit Suisse’s US GAAP results. These acquisition-related effects, which are excluded in Credit Suisse’s adjusted results, included CHF 2,204 million of fair valuation adjustments, CHF 1,836 million impairments of internally developed software, CHF 286 million of integration costs, CHF 240 million of acquisition-related compensation expenses, a CHF 38 million write-down of intangible assets and CHF 13 million of other acquisition-related adjustments.
in	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Capital Release Unit	Corporate Center	Adjustments	[1]	Credit Suisse AG
6M23 (CHF million)
Net revenues	1,655	1,845	155	933	(1,275)	14,566	(777)	[2]	17,102
Fair valuations	20	37	283	304	1,527	33	0		2,204
Write-down of additional tier 1 capital notes	0	0	0	0	0	(15,007)	894		(14,113)
Real estate (gains)/losses	0	(1)	0	0	0	0	0		(1)
(Gains)/losses on business sales	4	0	0	0	(726)	0	0		(722)
(Gain)/loss on equity investment in SIX Group AG	16	16	0	0	0	0	0		32
Write-down of intangible assets	0	0	0	0	38	0	0		38
Adjusted net revenues	1,695	1,897	438	1,237	(436)	(408)	117		4,540
Provision for credit losses	42	121	1	29	23	1	0		217
Total operating expenses	4,336	1,568	1,555	3,304	1,883	1,226	74		13,946
Goodwill impairment	(1,294)	0	(1,051)	(30)	0	0	29		(2,346)
Restructuring expenses	(46)	(36)	(5)	(150)	(137)	(48)	31		(391)
Litigation provisions [3]	(434)	0	(8)	(7)	(311)	(753)	146		(1,367)
Impairments of internally developed software	(594)	(270)	(55)	(621)	(289)	(7)	0		(1,836)
Acquisition-related compensation expenses	(75)	(42)	(8)	(113)	(6)	4	0		(240)
Cancellation of contingent capital awards	91	28	21	215	64	(11)	0		408
Expenses related to real estate disposals	(6)	0	0	(26)	(6)	0	0		(38)
Expenses related to Archegos	0	0	0	0	(13)	0	0		(13)
Integration costs	(42)	(15)	(10)	(167)	(2)	(50)	0		(286)
Other acquisition-related adjustments [4]	(1)	6	(3)	20	(34)	(1)	0		(13)
Adjusted total operating expenses	1,935	1,239	436	2,425	1,149	360	280		7,824
Income/(loss) before taxes	(2,723)	156	(1,401)	(2,400)	(3,181)	13,339	(851)		2,939
Adjusted income/(loss) before taxes	(282)	537	1	(1,217)	(1,608)	(769)	(163)		(3,501)
6M22 (CHF million)
Net revenues	2,641	2,223	630	2,450	437	(324)	73	8,130
Real estate (gains)/losses	(20)	(97)	(1)	(50)	(9)	0	0	(177)
(Gains)/losses on business sales	4	0	0	0	0	0	0	4
(Gain)/loss on InvestLab/Allfunds Group	0	0	0	0	521	0	0	521
(Gain)/loss on equity investment in SIX Group AG	7	7	0	0	0	0	0	14
Archegos	0	0	0	0	(17)	0	0	(17)
Adjusted net revenues	2,632	2,133	629	2,400	932	(324)	73	8,475
Provision for credit losses	6	41	0	25	(118)	0	(1)	(47)
Archegos	0	0	0	0	155	0	0	155
Adjusted provision for credit losses	6	41	0	25	37	0	(1)	108
Total operating expenses	2,488	1,294	532	3,021	1,577	792	227	9,931
Goodwill impairment	0	0	0	(23)	0	0	0	(23)
Restructuring expenses	(22)	(3)	(1)	(32)	(67)	(1)	6	(120)
Litigation provisions	(246)	0	0	(162)	(30)	(649)	0	(1,087)
Expenses related to real estate disposals	(1)	0	0	(5)	(3)	0	0	(9)
Expenses related to Archegos	0	0	0	0	(24)	0	0	(24)
Adjusted total operating expenses	2,219	1,291	531	2,799	1,453	142	233	8,668
Income/(loss) before taxes	147	888	98	(596)	(1,022)	(1,116)	(153)	(1,754)
Adjusted income/(loss) before taxes	407	801	98	(424)	(558)	(466)	(159)	(301)
1 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by Credit Suisse.
2 Includes a gain of CHF 894 million from the write-down of additional tier 1 capital notes relating to Credit Suisse Group AG.
3 Reflects major litigation provisions as previously disclosed, and all litigation expenses post-acquisition date.
4 Includes various acquisition-related items that are not reflected in any of the above categories.

Other information
Liquidity developments
Following the completion of the acquisition by UBS, Credit Suisse became part of the overall UBS liquidity and funding management. Credit Suisse now leverages the market access of UBS and engages in secured and unsecured intercompany transactions to facilitate funding between entities. After the deposit outflows experienced in 1Q23, we saw deposits inflows of CHF 15 billion in 2Q23.
The Swiss National Bank (SNB) granted Credit Suisse access to liquidity facilities, including Emergency Liquidity Assistance (ELA), Emergency Liquidity Assistance Plus (ELA+) and the Public Liquidity Backstop (PLB), which has provided liquidity support to Credit Suisse, a portion of which was supported by default guarantees provided by the Swiss government. The improved liquidity situation and the ability to transfer funding between the UBS and Credit Suisse entities have allowed Credit Suisse to continue to repay the various liquidity facilities. All loans under the PLB were fully repaid by Credit Suisse as of the end of May 2023. The net amount of borrowings under these liquidity facilities decreased from CHF 108 billion as of March 31, 2023 to CHF 63 billion as of June 30, 2023, which consisted of CHF 38 billion under ELA, fully collateralized by Swiss mortgages, and CHF 25 billion under ELA+. Credit Suisse fully repaid the ELA+ loans as of August 10, 2023. Following a comprehensive review with UBS of the funding situation, Credit Suisse voluntarily terminated the PLB agreement with the SNB and the Swiss Federal Department of Finance as of August 11, 2023.
Outflows in assets under management
At the Credit Suisse level, net asset outflows in 6M23 were CHF 100 billion or 8% of assets under management as of the end of 2022. Net assets outflows slowed considerably following the March announcement of the acquisition by UBS. In 2Q23, net asset outflows were CHF 39 billion.
Board of Directors composition and changes to the Executive Board
On June 12, 2023, UBS announced Board of Director nominations for certain Credit Suisse entities. The Credit Suisse AG Board consists of Lukas Gähwiler (Chair), Jeremy Anderson (Vice-Chair), Christian Gellerstad (Vice-Chair), Michell Bereaux, Clare Brady, Mark Hughes, Amanda Norton and Stefan Seiler.
On May 9, 2023, Ulrich Körner was appointed Credit Suisse AG Chief Executive Officer (CEO) and a member of the UBS Group Executive Board. On June 12, 2023, the following appointments to the Executive Board for Credit Suisse AG were announced: Michael Ebert was appointed Head of the Investment Bank; Simon Grimwood was appointed Chief Financial Officer (CFO); Isabelle Hennebelle was appointed Head of Operations; Claude Honegger was appointed Chief Technology Officer; Mike Rongetti was appointed CEO Asset Management; Jake Scrivens was appointed General Counsel; Yves-Alain Sommerhalder was appointed Head of Wealth Management and Head of Europe, Middle East and Africa; and Damian Vogel was appointed Chief Risk Officer. The following Executive Board members left Credit Suisse: Markus Diethelm, General Counsel; Dixit Joshi, CFO; and Edwin Low, CEO of the Asia Pacific region. The following former Executive Board members stepped down from the Executive Board and took on new roles within UBS: Francesco De Ferrari, Joanne Hannaford and David Wildermuth. On September 9, 2023, Francesca McDonagh decided to step down from her current role as Chief Operating Officer (COO).
Securitized Products Group
In 6M23, Credit Suisse completed the sale of a significant part of the Securitized Products Group (SPG) (Apollo transaction) to entities and funds managed by affiliates of Apollo Global Management (collectively, Apollo). In connection with the initial closing of this transaction, Credit Suisse and Apollo entered into various ancillary agreements related to the transaction, including an investment management agreement, certain financing arrangements and a transition services agreement. In 1Q23, Credit Suisse recognized a pre-tax gain of USD 0.8 billion as a result of the Apollo transaction. This gain was partially offset by losses on the valuation of certain financing arrangements associated with the Apollo transaction in 2Q23.
The closings related to the Apollo transaction, together with the sale of other portfolio assets to Apollo and other third parties and certain business reductions, resulted in a total reduction of the asset equivalent exposures of SPG and related financing businesses from USD 74 billion as of September 30, 2022 to approximately USD 19 billion as of June 30, 2023.
> Refer to “Strategy” in I – Information on the company in the Credit Suisse Annual Report 2022 for further information regarding these agreements.
CS First Boston
In April 2023, Credit Suisse Group AG and M. Klein & Co LLC mutually agreed to terminate the acquisition of The Klein Group, LLC (i.e., the investment banking business of M. Klein & Co. LLC) by Credit Suisse Group AG considering UBS’ acquisition of Credit Suisse Group AG.
Auditor independence
In connection with the acquisition of Credit Suisse Group AG on June 12, 2023 (closing date) by UBS, PricewaterhouseCoopers AG (PwC) completed an independence assessment to evaluate the services and relationships with the entities that became affiliates of Credit Suisse on the closing date that may bear on PwC’s independence under the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB) independence rules. The following relationships were identified that are inconsistent with the auditor independence rules provided in SEC Rule 2-01 of Regulation S-X and by the PCAOB.
■ An affiliate of UBS was the global custodian of the PwC pension funds, which qualified as an impermissible brokerage account. The impermissible account was closed and the transfer of the assets to another brokerage firm was completed on June 15, 2023.

■ Certain professionals of PwC and PwC member firms who are covered persons with respect to the audit of UBS under PCAOB standards held impermissible brokerage accounts with affiliates of UBS. The impermissible accounts were closed and the transfers of the assets to other brokerage firms were completed between June 13, 2023 through July 17, 2023.
For each of the relationships identified, PwC provided the Credit Suisse Audit Committee an overview of the facts and circumstances, including the nature of the relationships and the periods over which relationships existed. The Credit Suisse Audit Committee and PwC assessed the matters identified and concluded that, based on the totality of the information available, PwC continues to be objective and impartial, and that a reasonable investor with knowledge of all relevant facts and circumstances of the relationships described herein would conclude that PwC has been and is capable of exercising objective and impartial judgment on all issues encompassed within PwC’s review of Credit Suisse’s financial statements for the period ended June 30, 2023. In forming this conclusion, the Credit Suisse Audit Committee and PwC noted that (i) all impermissible relationships were identified and instructed to be terminated prior to, and were terminated soon after, the closing date, and (ii) the covered persons did not provide any services to UBS in the period that they were holding impermissible accounts.
Material weakness of internal control over financial reporting
As a registrant with the SEC, Credit Suisse is subject to requirements under the Sarbanes–Oxley Act of 2002 with respect to financial reporting. This requires us to perform system and process evaluation and testing of internal controls over financial reporting at year-end to enable management to assess the effectiveness of our internal controls. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a registrant’s financial statements will not be prevented or detected on a timely basis.
In March 2023, prior to the acquisition, Credit Suisse disclosed that its management had identified certain material weaknesses in its internal controls over financial reporting, as a result of which it had concluded that, as of December 31, 2022, Credit Suisse’s internal control over financial reporting was not effective and, for the same reasons, had reached the same conclusion regarding the situation as of December 31, 2021. Credit Suisse subsequently started a remediation program. Since the acquisition, UBS has commenced a review of the processes and systems giving rise to the material weaknesses and the remediation program undertaken. This review is ongoing and UBS and Credit Suisse expect to adopt and implement further controls and procedures following the completion of the review and discussions with regulators. In the course of this review, UBS and Credit Suisse may become aware of facts that cause them to broaden the scope of the review. UBS and Credit Suisse expect to assess the implementation and operating effectiveness of the controls and procedures designed to remediate these weaknesses before having Credit Suisse reach a conclusion on the effectiveness of internal controls over financial reporting for the 2023 financial year.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds (SCFF) managed by certain Credit Suisse subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFF.
In October 2021, CSAM reached an agreement with the GFG Alliance for the repayment in full of the portion of the GFG Alliance exposure relating to its Australian operations, with an initial payment of AUD 129 million (approximately USD 96 million) and an agreement to repay the remaining principal of AUD 240 million (approximately USD 178 million) with interest by mid-2023. Full repayment of the remaining principal of AUD 240 million with interest was completed on June 30, 2023.
Beginning in 2021, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 24 million in 6M23 relating to this fee waiver program, primarily in Wealth Management.
Performance measures
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders’ equity is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that this metric is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy.
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Certain reclassifications have been made to prior periods to conform to the current presentation.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.

As of the end of 2Q23, 18% of our total assets and 15% of total liabilities were measured at fair value. The majority of our level 3 assets are recorded in the Capital Release Unit. As of the end of 2Q23, total assets at fair value recorded as level 3 decreased CHF 2.6 billion to CHF 6.7 billion compared to the end of 2022, primarily reflecting net transfers out in other investments and net sales in trading assets. As of the end of 2Q23, our level 3 assets comprised 1% of total assets and 8% of total assets measured at fair value, compared to 2% and 7%, respectively, as of the end of 2022.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II – Operating and financial review – Credit Suisse – Other information in the Credit Suisse Annual Report 2022 and “Note 23 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Subsidiary guarantee information
The Bank, together with UBS Group AG has issued a full, unconditional and several guarantee of Credit Suisse (USA), Inc.’s outstanding debt securities registered with the SEC, which as of June 30, 2023 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Bank. UBS Group AG assumed Credit Suisse Group AG’s obligations under the guarantee as of June 12, 2023, the date of the acquisition. In accordance with the guarantee, if Credit Suisse (USA), Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either UBS Group AG or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from UBS Group AG is subordinated to senior liabilities, and the guarantees from UBS Group AG and the Bank are structurally subordinated to liabilities of any of the subsidiaries of UBS Group AG or the Bank that do not guarantee the debt securities.
Regulatory developments and proposals
The Swiss Federal Department of Finance is undertaking a review of the circumstances that led to the acquisition of Credit Suisse Group AG by UBS. In May 2023, it convened a group of experts on banking stability to work on strategic considerations regarding the role of banks and the national framework related to the stability of the Swiss financial center. The group of experts published its findings on September 1, 2023. The experts’ findings will be considered by the Swiss Federal Council in its bi-annual too-big-to-fail (TBTF) review report by April 2024. In June 2023, the Swiss Parliament formed a parliamentary inquiry committee that is mandated to investigate the legitimacy, expediency and effectiveness of the management of the competent authorities and bodies in the context of the Credit Suisse crisis. The committee will report to the Swiss Parliament on the results of its investigation and will propose measures to remedy any identified deficiencies. The findings of the group of experts include, and the conclusions by the inquiry committee may also include, potentially significant recommendations, which could result in more stringent regulation.
In June 2023, the Swiss electorate voted in favor of the new Climate and Innovation Act. The act defines a netzero-by-2050 target for Switzerland, including interim targets for selected sectors of the Swiss economy. In addition, each Switzerland-domiciled company is required to set a net-zero target by January 1, 2025. The act also contains provisions for public funding to replace aged heating systems in buildings and for application of innovative technologies within companies. Article 9 of the Act requires the financial sector to make an effective contribution to the transition to net zero and sets the general goal of the alignment of financial resources to climate-friendly outcomes. Specific measures to achieve the targets will be proposed in the CO2 Act, which is currently under revision in the Swiss Parliament.
In June 2023, the Swiss electorate voted in favor of the introduction of a minimum corporate tax rate as stipulated by the Global Anti-Base Erosion Model Rules (Pillar Two) of the Organization for Economic Co-operation and Development. The amendment will be implemented by way of an ordinance of the Swiss Federal Council and will provide a minimum tax rate of 15% as of January 1, 2024 for Swiss companies with global earnings above EUR 750 million.
In August 2023, the Swiss Federal Council announced that Switzerland is implementing further EU sanctions against Russia following the EU taking new measures against Russia as part of the EU’s 11th sanctions package, which was partially adopted by Switzerland in June 2023 by expanding the sanction lists concerning Russia. As part of the 11th sanctions package, the EU has created a specific legal basis for an instrument to prevent the evasion of sanctions. The Swiss Federal Council is determined to take effective action against the evasion of sanctions and will examine the implementation of this instrument in the event of its actual application by the EU. In addition, Switzerland is joining the EU in imposing sanctions at Moldova’s request. Credit Suisse’s sanctions programs are designed to comply with sanctions across multiple jurisdictions, including those imposed by the United Nations, Switzerland, the EU, the UK and the US.
On June 28, 2023, the Board of Governors of the Federal Reserve System (Fed) announced the results of its annual supervisory stress tests, as implemented pursuant to the Dodd-Frank Act. Credit Suisse’s US intermediate holding company (IHC) remained above its risk-based minimum capital requirements. On July 27, 2023, the Fed announced the individual capital requirements for large banks. Credit Suisse’s US IHC’s stress capital buffer decreased from 9% to 7.2% based on the 2023 stress tests. This revised stress capital buffer will go into effect October 1, 2023. If Credit Suisse’s US IHC does not maintain its stress capital buffer above minimum risk-based capital requirements, it will be limited in its ability to pay dividends and make discretionary bonus payments and other earnings distributions.
In June 2023, the International Sustainability Standards Board (ISSB) finalized its first set of requirements for corporate disclosures regarding sustainability matters: IFRS S1 and IFRS S2. IFRS S1 addresses the disclosure of a company’s sustainability-related risks and opportunities. IFRS S2 addresses the disclosures for the governance processes, controls and procedures an entity uses to monitor, manage and oversee climate-related risks and opportunities and the entity’s strategy for managing risks and opportunities. The standards incorporate the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). These ISSB standards will be available for use from January 2024. UBS’s and Credit Suisse’s implementation of the standards will depend, among other factors, on whether the standards are adopted in jurisdictions in which they file financial reports.
In June 2023, legislators in the EU reached a provisional agreement on amendments to the Capital Requirements Regulation and the Capital Requirements Directive. The provisional agreement includes, alongside measures to implement the remaining elements of the Basel III standard, a framework that would require non-EU firms to establish a physical presence within the EU when providing certain banking services to EU-domiciled clients and counterparties (including deposit-taking and commercial lending), unless they are subject to an exemption. The changes will affect the cross-border provision of certain banking services and is expected to become effective in 2026, with grandfathering provisions for contracts already in existence at the date of introduction.
The revised Swiss Federal Data Protection Act and the corresponding Federal Data Protection Ordinance entered into force on September 1, 2023. The revised law represents a fundamental reform that strengthens the rights of consumers regarding their data by enhancing the transparency and accountability rules for companies processing data, among other measures. In addition, it seeks to align Swiss data protection law with the EU General Data Protection Regulation, in order to ensure continued cross-border transmission of data with EU Member States.
In October 2022, the SEC adopted rules requiring US national securities exchanges, including the New York Stock Exchange (NYSE) and Nasdaq, to adopt listing standards that require issuers to adopt and enforce a policy to recover from executive officers incentive compensation received based on attainment of a financial reporting measure in the event that the issuer is required to prepare an accounting restatement of financial statements due to material non-compliance with financial reporting requirements. The SEC approved the listing standards promulgated by the NYSE and Nasdaq in June 2023 and the clawback policy requirement comes into effect as of December 1, 2023. Under the listing standards, an issuer must recover the amount of incentive-based compensation that would not have been received if it had been determined based on the restated financial information. UBS Group AG, UBS AG and Credit Suisse AG each have securities listed on US national securities exchanges and intend to adopt a policy to comply with the listing standards.
In July 2023, the SEC adopted amendments to enhance and standardize disclosure requirements related to cybersecurity incident reporting and cybersecurity risk management, strategy and governance. Among other changes, the rules require foreign private issuers, such as Credit Suisse AG, to annually report material information regarding their cybersecurity risk management, strategy, and governance on Form 20-F. While the final rule became effective on September 5, 2023, the Form 20-F disclosures will be applicable beginning with annual reports for fiscal years ending on or after December 15, 2023.
In August 2023, the Swiss Federal Council launched a consultation on a bill to strengthen the Swiss anti-money laundering framework, with the aim of reinforcing the integrity and competitiveness of Switzerland as a financial and business location. The measures aim to comply with the international standards of the Financial Action Task Force. Among other matters, key elements of the proposal include the introduction of a non-public register managed by the Federal Department of Justice and Police with information on the beneficial owners of companies and other legal entities in Switzerland, as well as due diligence requirements for certain consultancy activities with an increased risk of money laundering. The consultation ends on November 29, 2023 and, if implemented as proposed, operational controls will likely need to be enhanced.
In August 2023, the Federal Deposit Insurance Corporation and the Fed proposed guidance to enhance the resolution plans submitted by banking organizations, including foreign banking organizations, to US banking regulators for the orderly resolution and winding down of their US operations. The proposed guidance sets forth regulators’ expectations for the contents of future resolution plan submissions and would apply to UBS. Comments on the proposed guidance are due by November 30, 2023.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2022 and “Regulatory framework” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management for further information.

Wealth Management
Divisional results
	in / end of		% change
	6M23	6M22	YoY
Statements of operations (CHF million)
Net interest income	629	1,128	(44)
Recurring commissions and fees	664	810	(18)
Transaction- and performance-based revenues	382	691	(45)
Other revenues	(20)	12	–
Net revenues	1,655	2,641	(37)
Provision for credit losses	42	6	–
Compensation and benefits	1,284	1,322	(3)
General and administrative expenses	1,619	1,037	56
Commission expenses	93	107	(13)
Goodwill impairment	1,294	0	–
Restructuring expenses	46	22	109
Total other operating expenses	3,052	1,166	162
Total operating expenses	4,336	2,488	74
Income/(loss) before taxes	(2,723)	147	–
Statement of operations metrics
Cost/income ratio (%)	262.0	94.2	–
Balance sheet statistics (CHF million)
Total assets	95,610	160,436	(40)
Gross loans	72,391	94,967	(24)
Risk-weighted assets	42,556	51,066	(17)
Leverage exposure	106,285	169,276	(37)
Margins on assets under management (annualized) (bp)
Gross margin [1]	65	74	–
Net margin [2]	(107)	4	–
Number of relationship managers
Number of relationship managers	1,550	1,940	(20)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees from lending activities, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
In 6M23, we reported a loss before taxes of CHF 2,723 million, mainly impacted by lower revenues, the goodwill impairment charge of CHF 1,294 million and impairments of internally developed software of CHF 594 million, compared to income before taxes of CHF 147 million in 6M22. In 6M23, we reported an adjusted loss before taxes of CHF 282 million compared to adjusted income before taxes of CHF 407 million in 6M22.
Net revenues
Compared to 6M22, net revenues of CHF 1,655 million decreased 37%, driven by lower performance across all revenue categories. Revenues reflected the impact of deposit outflows, lower loan volumes and lower client activity, in light of uncertainty relating to previously disclosed issues affecting Credit Suisse. Net interest income of CHF 629 million decreased 44%, mainly reflecting lower loan margins on lower average loan volumes, lower funding benefits and higher funding costs due to deposit outflows, and higher costs from interest rate management, partially offset by the impact of higher deposit margins despite significantly lower average deposit volumes. Transaction- and performance-based revenues of CHF 382 million decreased 45%, mainly driven by lower client activity and lower corporate advisory fees. Recurring commissions and fees of CHF 664 million decreased 18%, adversely impacted by lower average assets under management, with lower revenues across all categories. Negative other revenues were CHF 20 million in 6M23, mainly reflecting a loss on the equity investment in SIX Swiss Exchange (SIX) of CHF 16 million, compared to other revenues of CHF 12 million in 6M22, mainly reflecting gains on the sale of real estate of CHF 20 million.
Provision for credit losses
The loan portfolio is comprised of lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured lending.

In 6M23, we recorded a provision for credit losses of CHF 42 million compared to a provision for credit losses of CHF 6 million in 6M22. The provision in 6M23 included specific provisions, reflecting several individual cases, and an increase in non-specific provisions for expected credit losses.
Total operating expenses
Compared to 6M22, total operating expenses in 6M23 of CHF 4,336 million increased 74%, mainly driven by the goodwill impairment charge of CHF 1,294 million. General and administrative expenses of CHF 1,619 million increased 56%, mainly due to impairments of internally developed software and higher litigation expenses, primarily related to developments in a number of previously disclosed legal matters. Compensation and benefits of CHF 1,284 million decreased 3%, mainly reflecting the cancellation of the prior-year CCA, lower salary expenses, primarily due to a decrease in headcount, and the forfeiture of deferred compensation, partially offset by acquisition-related compensation expenses and integration costs. In 6M23, we incurred restructuring expenses of CHF 46 million compared to CHF 22 million in 6M22.
Capital and leverage metrics
As of the end of 6M23, we reported RWA of CHF 42.6 billion, CHF 4.7 billion lower compared to CHF 47.2 billion as of the end of 2022, mainly related to movements in risk levels in credit risk, primarily relating to decreased lending exposures, and a negative foreign exchange impact. Leverage exposure of CHF 106.3 billion decreased CHF 34.1 billion compared to CHF 140.4 billion as of the end of 2022, primarily reflecting lower high quality liquid assets (HQLA), including a change in the treasury allocation approach, and lower business usage.
Reconciliation of adjustment items
	Wealth Management
in	6M23	6M22
Results (CHF million)
Net revenues	1,655	2,641
Fair valuations	20	–
Real estate (gains)/losses	0	(20)
(Gains)/losses on business sales	4	4
(Gain)/loss on equity investment in SIX Group AG	16	7
Adjusted net revenues	1,695	2,632
Provision for credit losses	42	6
Total operating expenses	4,336	2,488
Goodwill impairment	(1,294)	0
Restructuring expenses	(46)	(22)
Litigation provisions [1]	(434)	(246)
Impairments of internally developed software	(594)	–
Acquisition-related compensation expenses	(75)	–
Cancellation of contingent capital awards	91	–
Expenses related to real estate disposals	(6)	(1)
Integration costs	(42)	–
Other acquisition-related adjustments [2]	(1)	–
Adjusted total operating expenses	1,935	2,219
Income/(loss) before taxes	(2,723)	147
Adjusted income/(loss) before taxes	(282)	407
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse AG for further information.
1 Reflects major litigation provisions as previously disclosed, and all litigation expenses post-acquisition date.
2 Includes various acquisition-related items that are not reflected in any of the above categories.

Assets under management
As of the end of 6M23, assets under management of CHF 475.0 billion were CHF 65.5 billion lower compared to CHF 540.5 billion as of the end of 2022, mainly driven by significant net asset outflows and unfavorable foreign exchange-related movements, partially offset by favorable market-related movements. Net asset outflows in 6M23 of CHF 74.0 billion were driven by outflows across all regions.
> Refer to “Outflows in assets under management” in Credit Suisse AG – Other information for further information.
Assets under management
	in / end of		% change
	6M23	6M22	YoY
Assets under management (CHF billion)
Assets under management	475.0	661.5	(28.2)
Average assets under management	510.7	709.0	(28.0)
Assets under management by currency (CHF billion)
USD	230.4	323.2	(28.7)
EUR	89.5	120.8	(25.9)
CHF	54.5	69.3	(21.4)
Other	100.6	148.2	(32.1)
Assets under management	475.0	661.5	(28.2)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(74.0)	3.4	–
Other effects	8.5	(84.5)	–
of which market movements	20.9	(73.3)	–
of which foreign exchange	(9.9)	12.5	–
of which other	(2.5)	(23.7)	–
Increase/(decrease) in assets under management	(65.5)	(81.1)	–

Swiss Bank
Divisional results
	in / end of		% change
	6M23	6M22	YoY
Statements of operations (CHF million)
Net interest income	1,013	1,172	(14)
Recurring commissions and fees	602	670	(10)
Transaction-based revenues	287	337	(15)
Other revenues	(57)	44	–
Net revenues	1,845	2,223	(17)
Provision for credit losses	121	41	195
Compensation and benefits	846	790	7
General and administrative expenses	630	431	46
Commission expenses	56	70	(20)
Restructuring expenses	36	3	–
Total other operating expenses	722	504	43
Total operating expenses	1,568	1,294	21
Income/(loss) before taxes	156	888	(82)
Statement of operations metrics
Cost/income ratio (%)	85.0	58.2	–
Balance sheet statistics (CHF million)
Total assets	189,213	219,988	(14)
Gross loans	154,096	162,183	(5)
Risk-weighted assets	67,283	71,989	(7)
Leverage exposure	210,274	244,393	(14)
Margins on assets under management (annualized) (bp)
Gross margin [1]	70	77	–
Net margin [2]	6	31	–
Number of relationship managers
Number of relationship managers	1,650	1,680	(2)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees from lending activities, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, corporate advisory fees, revenues from our Swiss investment banking business, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
In 6M23, we reported income before taxes of CHF 156 million, mainly impacted by lower net revenues as well as impairments of internally developed software of CHF 270 million, compared to CHF 888 million in 6M22. In 6M23, we reported an adjusted income before taxes of CHF 537 million compared to CHF 801 million in 6M22.
Net revenues
Compared to 6M22, net revenues of CHF 1,845 million decreased 17%, reflecting lower revenues across all revenue categories. Net interest income of CHF 1,013 million decreased 14%, driven by lower loan margins on slightly lower average loan volumes, lower treasury revenues as well as a negative impact from other banking book positions, partially offset by higher deposit margins on lower average deposit volumes. Lower treasury revenues in 6M23 mainly reflected the absence of SNB threshold benefits following the SNB increase of interest rates and higher funding costs, partially offset by the positive impact of the write-down of additional tier 1 capital notes. Other revenues in 6M23 included a negative impact from changes relating to certain fair valuation adjustments on assets of CHF 37 million and a loss on the equity investment in SIX of CHF 16 million, while 6M22 included gains on the sale of real estate of CHF 97 million and a loss on the equity investment in SIX of CHF 7 million. Recurring commissions and fees of CHF 602 million decreased 10%, reflecting lower revenues across all revenue categories. Transaction-based revenues of CHF 287 million decreased 15%, mainly reflecting lower client activity.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans.

In 6M23, we recorded provision for credit losses of CHF 121 million compared to CHF 41 million in 6M22. The provisions in 6M23 mainly included specific provisions reflecting several individual cases across various industries and non-specific provisions for credit losses of CHF 52 million.
Total operating expenses
Compared to 6M22, total operating expenses of CHF 1,568 million increased 21%, mainly reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses of CHF 630 million increased 46%, mainly due to the impairments of internally developed software. Compensation and benefits of CHF 846 million increased 7%, mainly reflecting acquisition-related compensation expenses and integration costs, partially offset by lower deferred compensation expenses due to the cancellation of the prior-year CCA. In 6M23, we incurred restructuring expenses of CHF 36 million compared to CHF 3 million in 6M22.
Capital and leverage metrics
As of the end of 6M23, we reported RWA of CHF 67.3 billion, CHF 2.4 billion lower compared to CHF 69.6 billion as of the end of 2022, mainly related to movements in risk levels in credit risk, primarily relating to decreased lending exposures, and a negative foreign exchange impact. Leverage exposure of CHF 210.3 billion decreased CHF 10.5 billion compared to CHF 220.8 billion as of the end of 2022, primarily reflecting lower business usage and lower HQLA driven by a change in the treasury allocation approach.
Reconciliation of adjustment items
	Swiss Bank
in	6M23	6M22
Results (CHF million)
Net revenues	1,845	2,223
Fair valuations	37	–
Real estate (gains)/losses	(1)	(97)
(Gain)/loss on equity investment in SIX Group AG	16	7
Adjusted net revenues	1,897	2,133
Provision for credit losses	121	41
Total operating expenses	1,568	1,294
Restructuring expenses	(36)	(3)
Impairments of internally developed software	(270)	–
Acquisition-related compensation expenses	(42)	–
Cancellation of contingent capital awards	28	–
Integration costs	(15)	–
Other acquisition-related adjustments [1]	6	–
Adjusted total operating expenses	1,239	1,291
Income/(loss) before taxes	156	888
Adjusted income before taxes	537	801
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse AG for further information.
1 Includes various acquisition-related items that are not reflected in any of the above categories.

Assets under management
As of the end of 6M23, assets under management of CHF 523.9 billion decreased CHF 1.9 billion compared to CHF 525.8 billion at the end of 2022, mainly reflecting net asset outflows and unfavorable foreign exchange-related movements, partially offset by favorable market movements. Net asset outflows of CHF 14.6 billion mainly reflected outflows in our private clients business.
> Refer to “Outflows in assets under management” in Credit Suisse AG – Other information for further information.
Assets under management
	in / end of		% change
	6M23	6M22	YoY
Assets under management (CHF billion)
Assets under management	523.9	544.5	(3.8)
Average assets under management	530.2	578.8	(8.4)
Assets under management by currency (CHF billion)
USD	53.4	56.8	(6.0)
EUR	22.4	22.3	0.4
CHF	442.1	457.7	(3.4)
Other	6.0	7.7	(22.1)
Assets under management	523.9	544.5	(3.8)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows)	(14.6)	4.4	–
Other effects	12.7	(57.8)	–
of which market movements	16.7	(60.7)	–
of which foreign exchange	(2.3)	1.5	–
of which other	(1.7)	1.4	–
Increase/(decrease) in assets under management	(1.9)	(53.4)	–

Asset Management
Divisional results
	in / end of		% change
	6M23	6M22	YoY
Statements of operations (CHF million)
Management fees	449	530	(15)
Performance and transaction revenues	46	9	411
Investment and partnership income	(340)	91	–
Net revenues	155	630	(75)
of which recurring commissions and fees	449	530	(15)
of which transaction- and performance-based revenues	68	110	(38)
of which other revenues	(362)	(10)	–
Provision for credit losses	1	0	–
Compensation and benefits	251	277	(9)
General and administrative expenses	208	201	3
Commission expenses	40	53	(25)
Goodwill impairment	1,051	0	–
Restructuring expenses	5	1	400
Total other operating expenses	1,304	255	411
Total operating expenses	1,555	532	192
Income/(loss) before taxes	(1,401)	98	–
Statement of operations metrics
Cost/income ratio (%)	–	84.4	–
Balance sheet statistics (CHF million)
Total assets	1,538	3,794	(59)
Risk-weighted assets	6,488	8,714	(26)
Leverage exposure	1,715	2,894	(41)
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

In 6M23, we reported a loss before taxes of CHF 1,401 million, mainly reflecting a goodwill impairment charge of CHF 1,051 million and certain fair valuation adjustments on equity method investments of CHF 283 million, compared to income before taxes of CHF 98 million in 6M22. In 6M23, we reported an adjusted income before taxes of CHF 1 million compared to an adjusted income before taxes CHF 98 million in 6M22.
Net revenues
Compared to 6M22, net revenues of CHF 155 million decreased 75%, reflecting decreased investment and partnership income and reduced management fees, partially offset by higher performance and transaction revenues. Investment and partnership income of negative CHF 340 million were mainly driven by the fair valuation adjustments on equity method investments. Management fees of CHF 449 million decreased 15%, reflecting lower average assets under management. Performance and transaction revenues of CHF 46 million increased, mainly driven by investment-related gains in 6M23 compared to losses in 6M22.
Total operating expenses
Compared to 6M22, total operating expenses of CHF 1,555 million increased 192%, mainly due to the goodwill impairment charge of CHF 1,051 million. General and administrative expenses of CHF 208 million increased 3%, mainly due to impairments of internally developed software, partially offset by lower allocated function costs and reduced professional services fees related to the wind down and administration of the SCFF. Compensation and benefits of CHF 251 million decreased 9%, mainly driven by the cancellation of the prior-year CCA, partially offset by integration costs. In 6M23, we incurred restructuring expenses of CHF 5 million compared to CHF 1 million in 6M22.
Capital and leverage metrics
As of the end of 6M23, we reported RWA of CHF 6.5 billion, CHF 1.9 billion lower compared to CHF 8.4 billion as of the end of 2022, mainly related to movements in risk levels in credit risk relating to the fair valuation adjustments on equity method investments. Leverage exposure of CHF 1.7 billion decreased CHF 0.8 billion compared to CHF 2.5 billion as of the end of 2022.

Reconciliation of adjustment items
	Asset Management
in	6M23	6M22
Results (CHF million)
Net revenues	155	630
Fair valuations	283	–
Real estate (gains)/losses	0	(1)
Adjusted net revenues	438	629
Provision for credit losses	1	0
Total operating expenses	1,555	532
Goodwill impairment	(1,051)	0
Restructuring expenses	(5)	(1)
Litigation provisions [1]	(8)	0
Impairments of internally developed software	(55)	–
Acquisition-related compensation expenses	(8)	–
Cancellation of contingent capital awards	21	–
Integration costs	(10)	–
Other acquisition-related adjustments [2]	(3)	–
Adjusted total operating expenses	436	531
Income/(loss) before taxes	(1,401)	98
Adjusted income/(loss) before taxes	1	98
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse AG for further information.
1 Reflects major litigation provisions as previously disclosed, and all litigation expenses post-acquisition date.
2 Includes various acquisition-related items that are not reflected in any of the above categories.

Assets under management
As of the end of 6M23, assets under management of CHF 390.3 billion were CHF 12.1 billion lower compared to CHF 402.4 billion at the end of 2022, mainly reflecting net asset outflows and unfavorable foreign exchange-related movements, partially offset by favorable market movements. Net asset outflows of CHF 20.2 billion were driven by outflows from traditional investments, primarily in index solutions and fixed income, and from alternative investments, primarily related to outflows in credit.
> Refer to “Outflows in assets under management” in Credit Suisse AG - Other information for further information.
Assets under management
	in / end of		% change
	6M23	6M22	YoY
Assets under management (CHF billion)
Traditional investments	236.5	261.7	(9.6)
Alternative investments	109.8	111.2	(1.3)
Investments and partnerships	44.0	54.1	(18.7)
Assets under management	390.3	427.0	(8.6)
Average assets under management	401.2	458.8	(12.6)
Assets under management by currency (CHF billion)
USD	88.4	105.1	(15.9)
EUR	38.3	46.4	(17.5)
CHF	213.8	215.4	(0.7)
Other	49.8	60.1	(17.1)
Assets under management	390.3	427.0	(8.6)
Movements in assets under management (CHF billion)
Net new assets/(net asset outflows) [1]	(20.2)	(6.7)	–
Other effects	8.1	(43.1)	–
of which market movements	15.0	(45.3)	–
of which foreign exchange	(6.9)	3.1	–
of which other	0.0	(0.9)	–
Increase/(decrease) in assets under management	(12.1)	(49.8)	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Investment Bank
Divisional results
	in / end of		% change
	6M23	6M22	YoY
Statements of operations (CHF million)
Fixed income sales and trading	336	489	(31)
Equity sales and trading	437	1,166	(63)
Capital markets	67	437	(85)
Advisory and other fees	156	404	(61)
Other revenues [1]	(63)	(46)	37
Net revenues	933	2,450	(62)
Provision for credit losses	29	25	16
Compensation and benefits	1,523	1,711	(11)
General and administrative expenses	1,458	1,046	39
Commission expenses	143	209	(32)
Goodwill impairment	30	23	30
Restructuring expenses	150	32	369
Total other operating expenses	1,781	1,310	36
Total operating expenses	3,304	3,021	9
Loss before taxes	(2,400)	(596)	303
Statement of operations metrics
Cost/income ratio (%)	354.1	123.3	–
Balance sheet statistics (CHF million)
Total assets	86,514	138,027	(37)
Gross loans	6,638	8,079	(18)
Risk-weighted assets	35,805	44,521	(20)
Risk-weighted assets (USD)	39,969	46,588	(14)
Leverage exposure	131,239	198,068	(34)
Leverage exposure (USD)	146,501	207,266	(29)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
In 6M23, we reported a loss before taxes of CHF 2,400 million, mainly impacted by lower revenues, impairments of internally developed software of CHF 621 million and fair valuation adjustments of CHF 304 million, primarily in our corporate bank and debt capital markets portfolios, compared to a loss before taxes of CHF 596 million in 6M22. In 6M23, we reported an adjusted loss before taxes of CHF 1,217 million compared an adjusted loss before taxes of CHF 424 million in 6M22.
Net revenues
Net revenues of CHF 933 million decreased 62% compared to 6M22, due to reduced revenues across all businesses. Revenues were generally affected by challenging conditions and substantially reduced client activity, in light of uncertainty relating to previously disclosed issues affecting Credit Suisse as well as the acquisition of Credit Suisse Group AG by UBS, and include the negative impact of certain fair valuation adjustments, primarily in our corporate bank and debt capital markets portfolios. This was partially offset by gains of CHF 236 million on increased buyback activity in 1Q23, principally in our structured notes portfolio across equities and fixed income at prices reflecting significantly wider own credit spreads. Equity sales and trading revenues of CHF 437 million decreased 63%, mainly reflecting a decrease in revenues across equity derivatives and cash equities compared to a strong 6M22, despite the significant gains on the buyback activity principally in our structured notes portfolio in 1Q23. Capital markets revenues of CHF 67 million decreased 85% compared to 6M22, primarily due to the fair valuation adjustments as well as significantly lower street fees across products and challenging conditions across our equity and debt capital markets. These declines were partially offset by increased leveraged finance revenues, as 6M22 included mark-to market losses and 6M23 benefitted from a recovery on unrealized mark-to-market losses in our leveraged finance underwriting portfolio. Advisory revenues of CHF 156 million decreased 61%, reflecting reduced industry-wide activity and challenging conditions. Fixed income sales and trading revenues of CHF 336 million decreased 31% compared to 6M22, reflecting lower revenues across our rates and foreign exchange franchises, partially offset by subdued but improved global credit products revenues compared to less favorable trading conditions in 6M22.
Provision for credit losses
In 6M23, we recorded provision for credit losses of CHF 29 million compared to CHF 25 million in 6M22. Provision for credit losses in 6M23 mainly included higher non-specific provisions for expected credit losses.

Total operating expenses
In 6M23, total operating expenses of CHF 3,304 million increased 9% compared to 6M22, reflecting higher general and administrative expenses, partially offset by reduced compensation and benefits. General and administrative expenses of CHF 1,458 million increased 39%, mainly due to the impairments of internally developed software. Compensation and benefits of CHF 1,523 million decreased 11%, mainly reflecting the cancellation of prior-year CCA, partially offset by integration costs and acquisition-related compensation expenses. In 6M23, we incurred restructuring expenses of CHF 150 million compared to CHF 32 million in 6M22.
Capital and leverage metrics
As of the end of 6M23, RWA of USD 40.0 billion decreased USD 2.9 billion compared to USD 42.9 billion as of the end of 2022, mainly related to movements in risk levels in credit risk, primarily due to lower lending exposures as well as business reductions and lower activity. Leverage exposure of USD 146.5 billion increased USD 6.8 billion compared to USD 139.7 billion as of the end of 2022, primarily reflecting an increase in HQLA, including a change in the treasury allocation approach, partially offset by lower business usage.
Reconciliation of adjustment items
	Investment Bank
in	6M23	6M22
Results (CHF million)
Net revenues	933	2,450
Fair valuations	304	–
Real estate (gains)/losses	0	(50)
Adjusted net revenues	1,237	2,400
Provision for credit losses	29	25
Total operating expenses	3,304	3,021
Goodwill impairment	(30)	(23)
Restructuring expenses	(150)	(32)
Litigation provisions [1]	(7)	(162)
Impairments of internally developed software	(621)	–
Acquisition-related compensation expenses	(113)	–
Cancellation of contingent capital awards	215	–
Expenses related to real estate disposals	(26)	(5)
Integration costs	(167)	–
Other acquisition-related adjustments [2]	20	–
Adjusted total operating expenses	2,425	2,799
Loss before taxes	(2,400)	(596)
Adjusted loss before taxes	(1,217)	(424)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse AG for further information.
1 Reflects major litigation provisions as previously disclosed, and all litigation expenses post-acquisition date.
2 Includes various acquisition-related items that are not reflected in any of the above categories.

Capital Release Unit
The Capital Release Unit comprises our Non-Core Unit and the residual of our Securitized Products Group (SPG) businesses. The Non-Core Unit includes assets, operating expenses and funding costs associated with the following businesses and activities: the remaining global prime services business, select European lending and capital markets activities, non-Wealth Management-related lending in emerging markets, our global trust business, select trading assets from the Investment Bank division and residual assets primarily related to rates and foreign exchange as well as legacy life finance business.
Capital Release Unit
	in / end of		% change
	6M23	6M22	YoY
Statements of operations (CHF million)
Net revenues	(1,275)	437	–
Provision for credit losses	23	(118)	–
Compensation and benefits	455	719	(37)
General and administrative expenses	1,263	682	85
Commission expenses	28	109	(74)
Restructuring expenses	137	67	104
Total other operating expenses	1,428	858	66
Total operating expenses	1,883	1,577	19
Loss before taxes	(3,181)	(1,022)	211
Statement of operations metrics (%)
Cost/income ratio	–	360.9	–
Balance sheet statistics (CHF million)
Total assets	67,046	170,685	(61)
Gross loans	17,744	21,039	(16)
Risk-weighted assets	33,220	53,513	(34)
Risk-weighted assets (USD)	37,083	55,998	(34)
Leverage exposure	84,585	214,458	(58)
Leverage exposure (USD)	94,422	224,417	(58)
In 6M23, we reported a loss before taxes of CHF 3,181 million compared to a loss before taxes of CHF 1,022 million in 6M22. In 6M23, we reported an adjusted loss before taxes of CHF 1,608 million compared to an adjusted loss before taxes of CHF 558 million in 6M22.
Net revenues
In 6M23, we reported negative net revenues of CHF 1,275 million compared to net revenues of CHF 437 million in 6M22. The decrease in net revenues primarily reflected CHF 1,527 million of fair valuation adjustments reflecting changes in exit strategies and principal markets as well as changes of intent in connection with UBS’s plans and intentions for underlying positions or portfolios, mainly within our rates, securitized products, corporate loans and life finance portfolios. The decrease also included a loss of revenues from businesses transferred from the Investment Bank and losses on the valuation of certain financing arrangements associated with the Apollo transaction. These decreases were partially offset by a gain from the Apollo transaction of CHF 726 million in 6M23. In 6M22, net revenues included a loss of CHF 521 million on the equity investment in Allfunds Group.
Provision for credit losses
In 6M23, we recorded provision for credit losses of CHF 23 million compared to a release of provision for credit losses of CHF 118 million in 6M22. The provisions in 6M23 included higher specific provisions relating to financing transactions from our legacy corporate loans portfolio. The release of provisions in 6M22 included an impact of CHF 155 million from an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
Compared to 6M22, total operating expenses of CHF 1,883 million increased 19%, primarily due to higher general and administrative expenses, partially offset by reduced compensation and benefits. General and administrative expenses of CHF 1,263 million increased 85%, mainly driven by impairments of internally developed software of CHF 289 million as well as higher litigation expenses, primarily related to additional litigation expenses of CHF 307 million in connection with the settlement related to the Archegos matter. Compensation and benefits of CHF 455 million decreased 37%, primarily reflecting lower salary expenses, driven by a headcount reduction in SPG and the exit of our prime services business, and the cancellation of the prior-year CCA. In 6M23, we incurred restructuring expenses of CHF 137 million compared to CHF 67 million in 6M22.

Capital and leverage metrics
As of the end of 6M23, RWA of USD 37.1 billion decreased USD 12.8 billion compared to CHF 49.9 billion as of the end of 2022, mainly due movements in risk levels in credit risk, reflecting the Apollo transaction, the sale of residual assets and further de-risking activities, and movements in risk levels in market risk, relating to the wind-down of the securitized products business. Leverage exposure of USD 94.4 billion decreased USD 49.8 billion compared to USD 144.2 billion as of the end of 2022, primarily due to de-risking activities.
Reconciliation of adjustment items
	Capital Release Unit
in	6M23	6M22
Adjusted results (CHF million)
Net revenues	(1,275)	437
Fair valuations	1,527	–
Real estate (gains)/losses	0	(9)
(Gains)/losses on business sales	(726)	0
(Gain)/loss on InvestLab/Allfunds Group	–	521
Archegos	0	(17)
Write-down of intangible assets	38	0
Adjusted net revenues	(436)	932
Provision for credit losses	23	(118)
Archegos	0	155
Adjusted provision for credit losses	23	37
Total operating expenses	1,883	1,577
Restructuring expenses	(137)	(67)
Litigation provisions [1]	(311)	(30)
Impairments of internally developed software	(289)	–
Acquisition-related compensation expenses	(6)	–
Cancellation of contingent capital awards	64	–
Expenses related to real estate disposals	(6)	(3)
Expenses related to Archegos	(13)	(24)
Integration costs	(2)	–
Other acquisition-related adjustments [2]	(34)	–
Adjusted total operating expenses	1,149	1,453
Loss before taxes	(3,181)	(1,022)
Adjusted loss before taxes	(1,608)	(558)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse AG for further information.
1 Reflects major litigation provisions as previously disclosed, and all litigation expenses post-acquisition date.
2 Includes various acquisition-related items that are not reflected in any of the above categories.

Corporate Center
Corporate Center includes operations related to Bank financing, expenses for projects sponsored by the Bank, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center results also include legacy litigation expenses, a specific client compliance function and noncontrolling interests without significant economic interest. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. It also includes the results of Credit Suisse Group AG until the acquisition date.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Bank’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of		% change
	6M23	6M22	YoY
Statements of operations (CHF million)
Treasury results	14,440	(410)	–
Other	126	86	47
Net revenues	14,566	(324)	–
Provision for credit losses	1	0	–
Compensation and benefits	209	31	–
General and administrative expenses	900	756	19
Commission expenses	69	4	–
Restructuring expenses	48	1	–
Total other operating expenses	1,017	761	34
Total operating expenses	1,226	792	55
Income/(loss) before taxes	13,339	(1,116)	–
Statement of operations metrics (%)
Cost/income ratio	8.4	–	–
Balance sheet statistics (CHF million)
Total assets	47,734	34,435	39
Risk-weighted assets	32,368	44,639	(27)
Leverage exposure	51,767	33,648	54
In 6M23, we reported income before taxes of CHF 13,339 million, mainly impacted by gains of CHF 15,007 million from the write-down of additional tier 1 capital notes as ordered by FINMA, compared to a loss before taxes of CHF 1,116 million in 6M22. In 6M23, we reported an adjusted loss before taxes of CHF 769 million compared to an adjusted loss before taxes of CHF 466 million in 6M22.
Net revenues
In 6M23, we reported net revenues of CHF 14,566 million compared to negative net revenues of CHF 324 million in 6M22.
Treasury results of CHF 14,440 million in 6M23 primarily reflected revenues of CHF 14,478 million relating to funding activities, primarily due to the gains from the write-down of additional tier 1 capital notes, partially offset by CHF 540 million of funding costs from the use of liquidity facilities from the SNB. In 6M22, negative treasury results of CHF 410 million primarily reflected losses of CHF 155 million from fair value option volatility on own debt and volatility arising from hedging of that debt, losses of CHF 116 million with respect to structured notes volatility and losses of CHF 107 million relating to fair-valued money market instruments.
Total operating expenses
Total operating expenses of CHF 1,226 million increased CHF 434 million compared to 6M22, reflecting an increase in compensation and benefits, general and administrative expenses, commission expenses and restructuring expenses. Compensation and benefits increased CHF 178 million, mainly driven by higher deferred compensation expenses from prior-year awards, higher expenses for long-dated deferred compensation and retirement programs, and integration expenses, partially offset by the cancellation of the prior-year CCA. 6M22 deferred compensation expenses included negative expenses due to own credit spread movements related to CCA. General and administrative expenses of CHF 900 million increased CHF 144 million, mainly reflecting higher litigation expenses, primarily relating to legacy litigation matters. Commission expenses of CHF 69 million increased CHF 65 million, primarily reflecting the facility access fee in connection with the PLB facility from the SNB. In 6M23, we incurred restructuring expenses of CHF 48 million compared to CHF 1 million in 6M22.
Capital and leverage metrics
As of the end of 6M23, RWA of CHF 32.4 billion decreased CHF 7.1 billion compared to CHF 39.4 billion as of the end of 2022, primarily driven by movements in risk levels in operational risk, mainly relating to relief from FINMA associated with reductions in the securitized products business, and the foreign exchange impact. Leverage exposure of CHF 51.8 billion increased CHF 27.5 billion compared to CHF 24.3 billion as of the end of 2022, mainly due to an increase in our centrally held balance of HQLA, including the SNB liquidity facilities, partially offset by lower business usage.
Reconciliation of adjustment items
	Corporate Center
in	6M23	6M22
Results (CHF million)
Net revenues	14,566	(324)
Fair valuations	33	–
Write-down of additional tier 1 capital notes	(15,007)	0
Adjusted net revenues	(408)	(324)
Provision for credit losses	1	0
Total operating expenses	1,226	792
Restructuring expenses	(48)	(1)
Litigation provisions [1]	(753)	(649)
Impairments of internally developed software	(7)	–
Acquisition-related compensation expenses	4	–
Cancellation of contingent capital awards	(11)	–
Integration costs	(50)	–
Other acquisition-related adjustments [2]	(1)	–
Adjusted total operating expenses	360	142
Income/(loss) before taxes	13,339	(1,116)
Adjusted loss before taxes	(769)	(466)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse AG for further information.
1 Reflects major litigation provisions as previously disclosed, and all litigation expenses post-acquisition date.
2 Includes various acquisition-related items that are not reflected in any of the above categories.

Assets under management
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management division for other businesses are reported in each applicable business and eliminated at the Bank level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Bank’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Bank reviews relevant policies regarding client assets on a regular basis.
> Refer to “Assets under management” in II – Operating and financial review in the Credit Suisse Annual Report 2022 for further information.
Assets under management and client assets
	end of		% change
	2Q23	4Q22	Ytd
Assets under management (CHF billion)
Wealth Management	475.0	540.5	(12.1)
Swiss Bank	523.9	525.8	(0.4)
Asset Management	390.3	402.4	(3.0)
Assets managed across businesses [1]	(173.9)	(175.1)	(0.7)
Adjustments [2]	(2.0)	(2.1)	(4.8)
Assets under management	1,213.3	1,291.5	(6.1)
of which discretionary assets	415.5	438.7	(5.3)
of which advisory assets	797.8	852.8	(6.4)
Client assets (CHF billion) [3]
Wealth Management	640.8	723.4	(11.4)
Swiss Bank	614.2	626.8	(2.0)
Asset Management	390.3	402.4	(3.0)
Assets managed across businesses	(173.9)	(175.1)	(0.7)
Adjustments [2]	(2.0)	(2.1)	(4.8)
Client assets	1,469.4	1,575.4	(6.7)
1 Represents assets managed by Asset Management for the other businesses.
2 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by the Bank.
3
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

In 6M23, Credit Suisse experienced significant net outflows of assets under management.
> Refer to “Outflows in assets under management” in Credit Suisse AG – Other information for further information.
As of the end of 6M23, assets under management of CHF 1,213.3 billion decreased CHF 78.2 billion compared to CHF 1,291.5 billion at the end of 2022. The decrease was mainly driven by net asset outflows of CHF 100.3 billion and unfavorable foreign exchange-related movements, partially offset by favorable market movements.
Net asset outflows of CHF 100.3 billion in 6M23 mainly reflected outflows across the following businesses. Net asset outflows of CHF 74.0 billion in Wealth Management were driven by outflows across all regions. Net asset outflows of CHF 20.2 billion in Asset Management were driven by outflows from traditional investments, primarily in index solutions and fixed income, and from alternative investments, primarily related to outflows in credit. Net asset outflows of CHF 14.6 billion in Swiss Bank mainly reflected outflows in the private clients business.

Movements in assets under management
in	6M23	6M22
Net new assets (CHF billion)
Wealth Management	(74.0)	3.4
Swiss Bank	(14.6)	4.4
Asset Management [1]	(20.2)	(6.7)
Assets managed across businesses [2]	8.4	(0.9)
Adjustments [3]	0.1	0.5
Net new assets/(net asset outflows)	(100.3)	0.7
Other effects (CHF billion)
Wealth Management	8.5	(84.5)
Swiss Bank	12.7	(57.8)
Asset Management	8.1	(43.1)
Assets managed across businesses [2]	(7.2)	25.1
Adjustments [3]	0.0	(0.1)
Other effects	22.1	(160.4)
of which market movements	44.8	(153.9)
of which foreign exchange	(18.5)	16.7
of which other	(4.2)	(23.2)
Movements in assets under management (CHF billion)
Wealth Management	(65.5)	(81.1)
Swiss Bank	(1.9)	(53.4)
Asset Management [1]	(12.1)	(49.8)
Assets managed across businesses [2]	1.2	24.2
Adjustments [3]	0.1	0.4
Increase/(decrease) in assets under management	(78.2)	(159.7)
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
3 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by the Bank.

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II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
Liquidity management
Following the completion of the acquisition of Credit Suisse Group AG by UBS Group AG (UBS), Credit Suisse became part of the overall UBS liquidity and funding management. Credit Suisse now leverages the market access of UBS and engages in secured intercompany transactions to facilitate funding between entities. Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. In coordination with UBS, we continuously adapt our liquidity and funding profile to reflect changes in our businesses and regulatory developments. Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2022 for further information.
The SNB granted Credit Suisse access to liquidity facilities, including Emergency Liquidity Assistance (ELA), Emergency Liquidity Assistance Plus (ELA+) and the Public Liquidity Backstop (PLB), which has provided liquidity support to Credit Suisse, a portion of which was supported by default guarantees provided by the Swiss government. The improved liquidity situation and the ability to transfer funding between the UBS and Credit Suisse entities have allowed Credit Suisse to continue to repay the various liquidity facilities. All loans under the PLB were fully repaid by Credit Suisse as of the end of May 2023. The net amount of borrowings under the liquidity facilities decreased from CHF 108 billion as of March 31, 2023 to CHF 63 billion as of June 30, 2023, which consisted of CHF 38 billion under ELA, fully collateralized by Swiss mortgages, and CHF 25 billion under ELA+. Credit Suisse AG fully repaid the ELA+ loans as of August 10, 2023. Following a comprehensive review with UBS of the funding situation, Credit Suisse voluntarily terminated the PLB agreement with the SNB and the Federal Department of Finance as of August 11, 2023.
> Refer to “Liquidity developments” in I – Credit Suisse AG results – Credit Suisse AG – Other information for further information.
Credit Suisse AG is reliant on funding from UBS, which has provided a letter of support that confirms its intent to keep Credit Suisse AG in good standing and in compliance with its regulatory capital, liquidity requirements and debt covenants and to fully support its operating, investing and financing activities through at least September 30, 2024.
Regulatory framework
The Basel Committee on Banking Supervision (BCBS) established the Basel framework for liquidity risk measurement, standards and monitoring. The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel liquidity requirements into Swiss law.
> Refer to “Regulatory framework” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Annual Report 2022 for the BIS and Swiss liquidity requirements.
Regulatory developments
Following the amendments in the revised Federal Act on Banks and Savings Institutions (Bank Law), the revised Federal Ordinance on Banks and Savings Institutions (Banking Ordinance), the Liquidity Ordinance and certain other ordinances, enacted by the Swiss Federal Council in November 2022, FINMA amended the FINMA 2015/2 Circular “Liquidity risks – banks” (Liquidity Circular). The changes increase the limit of deposits fully insured by the Swiss deposit insurance scheme that can be taken into consideration as ”stable deposits” in the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) (subject to further restrictions). The changes in the Liquidity Circular became effective as of March 8, 2023.
In September, 2023, the Swiss Federal Council adopted a dispatch and draft legislation on the introduction of a PLB for systemically important banks. The proposed legislative changes aim to establish the PLB instrument as part of ordinary law in order to enable the Swiss government and the SNB to support a systemically important bank domiciled in Switzerland with liquidity in the process of resolution, in line with other financial centers. The introduction of the PLB is intended to increase the confidence of market participants in the ability of systemically important banks to be successfully recapitalized and remain solvent in a crisis. Further, the PLB will be supplemented with lump-sum compensation, which systemically important banks must pay in advance to the Swiss Confederation and is intended to compensate the Swiss Confederation for the risk and mitigate competitive distortions. In addition to the PLB, the proposed legislative changes would enact into ordinary law additional provisions contained in the emergency ordinance of March 2023, including a clawback of variable compensation payments in the event that government support is provided to a systemically important bank. In a next step, the Swiss Parliament will assess the proposed legislation. The date of enactment of the revised legislation has not yet been set.
Liquidity risk management
> Refer to “Liquidity risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2022 for further information.

Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of HQLA comprised of cash held at central banks and securities. We centrally manage this liquidity pool and hold it at our main operating entities.
> Refer to “Liquidity metrics” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Liquidity risk management in the Credit Suisse Annual Report 2022 for further information.
As of the end of 6M23, our liquidity pool managed by Treasury had an average HQLA value of CHF 129.5 billion. The liquidity pool consisted of CHF 86.1 billion of cash held at major central banks, primarily the SNB, the US Federal Reserve (Fed) and the European Central Bank (ECB), and CHF 43.4 billion market value of securities issued by governments and government agencies, primarily from the US and the UK.
Liquidity pool
	6M23					2022
average	Swiss franc	US dollar	Euro	Other currencies	Total	Total
Liquid assets (CHF million)
Cash held at central banks	38,064	34,535	11,576	1,932	86,107	62,263
Securities	10,881	19,310	5,326	7,902	43,419	56,221
Liquid assets [1]	48,945	53,845	16,902	9,834	129,526	118,484
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflectes a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by the Liquidity Ordinance and the Liquidity Circular.
> Refer to “Liquidity Coverage Ratio” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Liquidity risk management in the Credit Suisse Annual Report 2022 for details on the calculation methodology for the LCR and changes in our LCR.
On this basis, the level of our LCR was 257% as of the end of 6M23, an increase from 148% as of the end of 2022, representing an average HQLA of CHF 131.7 billion and average net cash outflows of CHF 51.3 billion.
The increase in the LCR in 6M23 compared to 2022 mainly reflected a decrease in net cash outflows and a higher level of average HQLA. The decrease in net cash outflows primarily resulted from a decrease in cash outflows from unsecured wholesale funding, mainly driven by decreases in non-operational deposits and unsecured debt, as well as a decrease in outflows in additional requirements, primarily from credit and liquidity facilities mainly provided to other financial institutions, and a decrease in retail deposits. The higher level of HQLA reflected an increase in the amount of cash held at central banks.

Liquidity coverage ratio
	6M23				2022
average	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		131,725		119,978
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	83,660		9,326		13,444
Unsecured wholesale funding	97,446		37,482		58,893
Secured wholesale funding	19,331		2,629		9,692
Additional requirements	123,871		24,142		33,328
Other contractual funding obligations	18,472		18,472		43,948
Other contingent funding obligations	148,499		2,021		2,303
Total cash outflows	–		94,072		161,608
Cash inflows (CHF million)
Secured lending	14,149		3,599		12,106
Inflows from fully performing exposures	49,256		22,593		24,714
Other cash inflows	16,566		16,566		43,549
Total cash inflows	79,971		42,758		80,369
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		131,725		119,978
Net cash outflows (CHF million)	–		51,314		81,239
Liquidity coverage ratio (%)	–		257		148
Calculated using a three-month average, which was calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflected a post-cancellation view.
Net Stable Funding Ratio
Our calculation methodology for the NSFR is prescribed by the Liquidity Ordinance and the Liquidity Circular including associated disclosure requirements. At the end of 6M23, the level of our NSFR was 120%, an increase from 118% as of the end of 2022, representing available stable funding (ASF) of CHF 295.7 billion and required stable funding (RSF) of CHF 246.2 billion.
The increase in the NSFR compared to the end of 2022 reflected a decrease in RSF, partially offset by a decrease in ASF. The decrease in RSF was primarily related to a decrease in our loans portfolio, a decrease in our trading portfolio, items deducted from regulatory capital and by a decrease in our derivatives portfolio. The decrease in ASF mainly reflected a decrease in our deposits, in addition to a decrease in capital.
> Refer to “Liquidity developments” in I – Credit Suisse AG results – Credit Suisse AG – Other information for further information.
Net stable funding ratio
end of	6M23
Net stable funding ratio
Available stable funding (CHF million)	295,741
Required stable funding (CHF million)	246,214
Net stable funding ratio (%)	120
Funding management
Funding sources
Excluding liquidity facilities granted by the SNB, we fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
> Refer to “Funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2022 for further information.

Debt issuances and redemptions
As of the end of 6M23, we had outstanding long-term debt of CHF 134.6 billion, which included senior and subordinated instruments. We had CHF 32.9 billion and CHF 18.7 billion of structured notes and covered bonds outstanding, respectively, as of the end of 6M23 compared to CHF 38.9 billion and CHF 17.6 billion, respectively, as of the end of 2022.
> Refer to “Issuances and redemptions” in Capital management – Capital instruments for information on capital issuances, including buffer and progressive capital instruments.
Short-term borrowings, including certificates of deposit, commercial paper and structured notes up to 1 year, increased to CHF 80.4 billion as of the end of 6M23, compared to CHF 25.3 billion as of the end of 2022, reflecting the liquidity assistance provided by the SNB in the period.
The following table provides information on long-term debt issuances, maturities and redemptions in 6M23, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Funding management in the Credit Suisse Annual Report 2022 for further information.
Debt issuances and redemptions
in 6M23	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	6.1	0.0	0.4	6.5
of which unsecured	4.7	0.0	0.4	5.1
of which secured [1]	1.4	0.0	0.0	1.4
Maturities / Redemptions / Write-downs [2]	(6.3)	(3.9)	(15.5)	(25.7)
of which unsecured	(5.9)	(3.9)	(15.5)	(25.3)
of which secured [1]	(0.4)	0.0	0.0	(0.4)
Excluded structured notes.
1 Includes covered bonds.
2 Includes the write-down of Additional Tier 1 capital notes.
Credit ratings
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position.
Our internal liquidity barometer takes into consideration contingent events associated with a three-notch downgrade in our credit ratings. According to the specific downgrade risks considered in our internal liquidity barometer and LCR calculations, the maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.4 billion, CHF 0.6 billion and CHF 0.6 billion, respectively, as of the end of 6M23. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Following the announcement of the acquisition of Credit Suisse Group AG by UBS, all three major rating agencies revised their credit outlooks for Credit Suisse AG. On March 20, 2023, Moody’s Investor Service placed on review for upgrade all long- and short-term ratings of Credit Suisse AG, and at the same time revised the outlook to “Ratings under review” from “Negative”. Also on March 20, 2023, Standard and Poor’s Global Ratings placed the long- and short-term issuer credit ratings of Credit Suisse AG on “CreditWatch Positive” from “Stable”. On March 21, 2023, Fitch Ratings placed the long- and short-term Issuer Default Ratings of Credit Suisse AG on “Rating Watch Evolving” from “Negative”.
Following the closing of the acquisition by UBS, on June 12, 2023, Fitch Ratings upgraded the long-term ratings of Credit Suisse AG by one notch, with the outlook revised to “Stable” from “Rating Watch Evolving”. Standard and Poor’s Global Ratings upgraded the long- and short-term issuer credit ratings of Credit Suisse AG by one notch, with the outlook revised to “Developing” from CreditWatch Positive”. Moody’s Investor Services affirmed senior unsecured debt ratings for Credit Suisse AG.
On September 7, 2023, Standard and Poor’s Global ratings upgraded the long-term issuer credit rating of Credit Suisse AG by one notch, with the outlook revised to “Stable” from “Developing”.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management – Funding management in the Credit Suisse Annual Report 2022 for further information relating to credit ratings and additional risks relating to derivative instruments.
> Refer to “Liquidity developments” in I – Credit Suisse AG results – Credit Suisse AG – Other information for further information.

Capital management
Regulatory framework
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Regulatory framework” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2022 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel framework, with minimum capital requirements and conservation and countercyclical buffers, risk-based capital measures, a leverage ratio and liquidity standards.
Swiss requirements
The legislation implementing the Basel framework in Switzerland in respect of capital requirements for systemically important banks goes beyond the Basel minimum standards for systemically important banks. Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement), and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement). Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “Regulatory framework” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2022 for further information on the regulatory framework and requirements for Credit Suisse.
In 1Q21, FINMA imposed a Pillar 2 capital add-on of CHF 1.8 billion relating to the supply chain finance funds matter.
In accordance with the transitional regime for UBS Group AG, FINMA defined that Credit Suisse AG’s surcharge requirements based on the bank’s market share and leverage exposure, amounting to 0.72% relating to the capital ratio and 0.25% relating to the leverage ratio, will remain unchanged until the end of 2023. Effective December 31, 2023, the applicable surcharge requirements based on the bank’s market share and leverage exposure will be determined at the highest level of the financial group, i.e., UBS Group AG, and applied to individual institutions of the financial group authorized under the Swiss Bank Law, including Credit Suisse AG.
Credit Suisse AG – Bank parent company
Credit Suisse AG (Bank parent company)’s Swiss CET1 ratio increased from 12.2% as of the end of 2022 to 14.2% as of the end of 6M23, primarily reflecting reduced RWA despite lower Swiss CET1 capital. The Swiss CET1 capital reflected a net loss, including CHF 14.2 billion of participation impairments reflecting the uncertainty regarding the valuation of the participations due to the absence of reliable financial plans given the acquisition by UBS, offset by the CHF 14.1 billion gain from the write-down of additional tier 1 capital notes.
In light of continuing operating losses in the Bank parent company, Credit Suisse is taking mitigating actions as appropriate to maintain compliance with regulatory requirements.
The Bank parent company is allowed to temporarily use capital buffers until further notice, in line with the Capital Adequacy Ordinance and regulatory guidance by FINMA.
> Refer to “FINMA decrees” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Swiss requirements in the Credit Suisse Annual Report 2022 for further information.
Other regulatory disclosures
In connection with the Basel framework, certain regulatory disclosures for the Bank and certain of its subsidiaries are required. The Bank’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, global systemically important bank financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on UBS’s website.
> Refer to “www.ubs.com/global/en/investor-relations/financial-information/pillar-3-disclosures” for additional information.

Capital instruments
Issuances and redemptions
	Currency	Par value at issuance (million)	Coupon rate (%)	Description	Year of maturity
Issuances – capital instruments
6M23	SGD	700	6.18	Perpetual contingent capital notes	–	[1]
Redemptions – bail-in instruments
6M23	AUD	125	3.5	Senior notes	2024
	AUD	175	floating rate	Senior notes	2024
	USD	1,050	floating rate	Senior notes	2024
	CHF	1,000	1.0	Senior notes	2023
	USD	2,000	3.8	Senior notes	2023
July 2023 to date	USD	2,500	6.5	Senior notes	2023
Write-down – perpetual contingent capital notes
6M23	CHF	300	3.5	Capital notes	–	[2]
	CHF	200	3.875	Capital notes	–	[2]
	CHF	525	3.0	Capital notes	–	[2]
	USD	1,500	4.5	Capital notes	–	[2]
	USD	1,500	5.25	Capital notes	–	[2]
	SGD	750	5.625	Capital notes	–	[2]
	USD	1,000	5.1	Capital notes	–	[2]
	USD	2,500	6.25	Capital notes	–	[2]
	USD	1,750	6.375	Capital notes	–	[2]
	USD	2,250	7.5	Capital notes	–	[2]
	USD	2,000	7.5	Capital notes	–	[2]
	USD	1,500	7.25	Capital notes	–	[2]
	USD	1,650	9.75	Capital notes	–	[2]
1 Loss-absorbing additional tier 1 capital instrument, downstreamed from UBS.
2 On March 19, 2023, FINMA ordered the write-down to zero of all additional tier 1 capital notes following the announced acquisition of Credit Suisse Group AG by UBS.

BIS capital metrics
BIS capital metrics
			% change
end of	6M23	2022	Ytd
Capital and risk-weighted assets (CHF million)
CET1 capital	45,542	40,987	11
Tier 1 capital	46,004	54,843	(16)
Total eligible capital	46,004	54,843	(16)
Risk-weighted assets	216,776	249,536	(13)
Capital ratios (%)
CET1 ratio	21.0	16.4	–
Tier 1 ratio	21.2	22.0	–
Total capital ratio	21.2	22.0	–
Eligible capital
end of	6M23	2022	% change Ytd
Eligible capital (CHF million)
Total shareholders' equity	45,588	47,871	(5)
Adjustments
Regulatory adjustments [1]	(253)	(483)	(48)
Goodwill [2]	(468)	(2,837)	(84)
Other intangible assets [2]	(15)	(47)	(68)
Deferred tax assets that rely on future profitability	(64)	(138)	(54)
Shortfall of provisions to expected losses	(105)	(121)	(13)
(Gains)/losses due to changes in own credit on fair-valued liabilities	243	(3,999)	–
Defined benefit pension assets [2]	(394)	(408)	(3)
Investments in own shares	(3)	(7)	(57)
Other adjustments [3]	1,013	1,156	(12)
Total adjustments	(46)	(6,884)	(99)
CET1 capital	45,542	40,987	11
High-trigger capital instruments (7% trigger)	462	10,495	(96)
Low-trigger capital instruments (5.125% trigger)	0	3,361	(100)
Additional tier 1 capital	462	13,856	(97)
Tier 1 capital	46,004	54,843	(16)
Total eligible capital	46,004	54,843	(16)
1 Includes certain adjustments, including, until 2022, a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.
6M23 Capital movement
CET1 capital (CHF million)
Balance at beginning of period	40,987
Net income/(loss) attributable to shareholders	2,214
Foreign exchange impact [1]	(940)
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	2,352
Other [2]	929
Balance at end of period	45,542
Additional tier 1 capital (CHF million)
Balance at beginning of period	13,856
Foreign exchange impact	135
Write-down of additional tier 1 capital notes	(13,993)
Issuances	462	[3]
Other	2
Balance at end of period	462
Eligible capital (CHF million)
Balance at end of period	46,004
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Includes the net effect of share-based compensation and the regulatory adjustment of own credit on fair-valued financial liabilities.
3 Represents a SGD 700 million loss-absorbing additional tier 1 capital instrument, downstreamed from UBS.
Our CET1 ratio was 21.0% as of the end of 6M23 compared to 16.4% as of the end of 2022. Our tier 1 ratio was 21.2% as of the end of 6M23 compared to 22.0% as of the end of 2022. Our total capital ratio was 21.2% as of the end of 6M23 compared to 22.0% as of the end of 2022.
CET1 capital of CHF 45.5 billion as of the end of 6M23 increased 11% compared to CHF 41.0 billion as of the end of 2022, mainly due to the net income attributable to shareholders. The goodwill impairment, which impacted net income attributable to shareholders, was adjusted for regulatory capital purposes and did not have an impact on CET1 capital. Additional tier 1 capital decreased from CHF 13.9 billion as of the end of 2022 to CHF 0.5 billion as of the end of 6M23, mainly due to the write-down of additional tier 1 capital notes. Total eligible capital was CHF 46.0 billion as of the end of 6M23 compared to CHF 54.8 billion as of the end of 2022.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2022 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 6M23, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk” in Risk management for further information.
RWA of CHF 216.8 billion as of the end of 6M23 decreased 13% compared to CHF 249.5 billion as of the end of 2022, due to movements in risk levels in credit risk, market risk and operational risk and a negative foreign exchange impact.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size, mainly driven by a decrease in lending exposures, primarily in the Investment Bank, Wealth Management and the Swiss Bank and a decrease in securitizations and secured financing, primarily relating to the Apollo transaction and asset sales, mainly in the Capital Release Unit. The decrease in credit risk was also related to the impairment of internally developed software across divisions and by a decrease in derivative exposures, mainly in the Capital Release Unit and the Investment Bank. Additionally, the decrease in credit risk was impacted by movements in risk levels attributable to book quality driven by a decrease in lending exposures, mainly in Wealth Management and the Swiss Bank.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by the wind down of the securitized products business in the Capital Release Unit.
Excluding the foreign exchange impact, the decrease in operationalrisk was mainly relating to relief from FINMA associated with reductions in the securitized portfolio business, mainly in the Corporate Center.
Risk-weighted assets
end of	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Capital Release Unit	Corporate Center	Adjustments	[1]	Credit Suisse AG
6M23 (CHF million)
Credit risk	28,362	60,023	4,623	20,665	22,594	6,736	(944)		142,059
Market risk	150	103	22	4,050	3,400	805	0		8,530
Operational risk	14,044	7,157	1,843	11,090	7,226	24,827	0		66,187
Risk-weighted assets	42,556	67,283	6,488	35,805	33,220	32,368	(944)		216,776
2022 (CHF million)
Credit risk	32,680	62,189	6,366	24,101	29,492	6,187	(1,004)		160,011
Market risk	248	77	40	5,041	8,851	768	0		15,025
Operational risk	14,313	7,380	2,002	10,505	7,831	32,469	0		74,500
Risk-weighted assets	47,241	69,646	8,408	39,647	46,174	39,424	(1,004)		249,536
1 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by Credit Suisse.

Risk-weighted asset movement by risk type
6M23	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Capital Release Unit	Corporate Center	Adjustments	[1]	Credit Suisse AG
Credit risk (CHF million)
Balance at beginning of period	32,680	62,189	6,366	24,101	29,492	6,187	(1,004)		160,011
Foreign exchange impact	(637)	(391)	(50)	(766)	(835)	(130)	(7)		(2,816)
Movements in risk levels	(4,547)	(2,889)	(1,693)	(2,319)	(6,165)	678	67		(16,868)
of which credit risk – book size [2]	(1,667)	(1,947)	(1,562)	(3,333)	(5,732)	615	67		(13,559)
of which credit risk – book quality [3]	(2,880)	(942)	(131)	1,014	(433)	63	0		(3,309)
Model and parameter updates – internal [4]	485	952	0	(394)	169	1	0		1,213
Model and parameter updates – external [5]	381	162	0	43	(67)	0	0		519
Balance at end of period	28,362	60,023	4,623	20,665	22,594	6,736	(944)		142,059
Market risk (CHF million)
Balance at beginning of period	248	77	40	5,041	8,851	768	0		15,025
Foreign exchange impact	(7)	(4)	(2)	(146)	(183)	(33)	0		(375)
Movements in risk levels	(93)	29	(14)	(891)	(5,311)	69	0		(6,211)
Model and parameter updates – internal [4]	2	1	(2)	46	43	1	0		91
Balance at end of period	150	103	22	4,050	3,400	805	0		8,530
Operational risk (CHF million)
Balance at beginning of period	14,313	7,380	2,002	10,505	7,831	32,469	0		74,500
Foreign exchange impact	(494)	(248)	(65)	(384)	(277)	(1,053)	0		(2,521)
Movements in risk levels	217	21	(95)	963	(332)	(6,606)	0		(5,832)
Model and parameter updates – internal [4]	8	4	1	6	4	17	0		40
Balance at end of period	14,044	7,157	1,843	11,090	7,226	24,827	0		66,187
Total (CHF million)
Balance at beginning of period	47,241	69,646	8,408	39,647	46,174	39,424	(1,004)		249,536
Foreign exchange impact	(1,138)	(643)	(117)	(1,296)	(1,295)	(1,216)	(7)		(5,712)
Movements in risk levels	(4,423)	(2,839)	(1,802)	(2,247)	(11,808)	(5,859)	67		(28,911)
Model and parameter updates – internal [4]	495	957	(1)	(342)	216	19	0		1,344
Model and parameter updates – external [5]	381	162	0	43	(67)	0	0		519
Balance at end of period	42,556	67,283	6,488	35,805	33,220	32,368	(944)		216,776
1 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by Credit Suisse.
2 Represents changes in portfolio size.
3 Represents changes in average risk weighting across credit risk classes.
4 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
5 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage exposure
end of	6M23	2022
Leverage exposure (CHF million)
Wealth Management	106,285	140,377
Swiss Bank	210,274	220,792
Asset Managemnt	1,715	2,508
Investment Bank	131,239	129,190
Capital Release Unit	84,585	133,409
Corporate Center	51,767	24,275
Adjustments [1]	(184)	3,000
Leverage exposure	585,681	653,551
1 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by Credit Suisse.
The leverage exposure of CHF 585.7 billion as of the end of 6M23 decreased 10% compared to CHF 653.6 billion as of the end of 2022, mainly due to decreases in the Capital Release Unit, primarily due to de-risking activities, in Wealth Management, primarily reflecting lower HQLA and lower business usage, and in the Swiss Bank, primarily reflecting lower business usage and lower HQLA, partially offset by higher leverage exposure in the Corporate Center, mainly due to an increase in our centrally held balance of HQLA, including the SNB liquidity facilities.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Bank’s consolidated balance sheet.
Leverage exposure components
			% change
end of	6M23	2022	Ytd
Leverage exposure (CHF million)
Total assets	483,735	530,039	(9)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(2,990)	(5,199)	(42)
Derivative financial instruments	34,703	44,611	(22)
Securities financing transactions	1,112	2,402	(54)
Off-balance sheet exposures	65,671	78,842	(17)
Other	3,450	2,856	21
Total adjustments	101,946	123,512	(17)
Leverage exposure	585,681	653,551	(10)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics
			% change
end of	6M23	2022	Ytd
Capital and leverage exposure (CHF million)
CET1 capital	45,542	40,987	11
Tier 1 capital	46,004	54,843	(16)
Leverage exposure	585,681	653,551	(10)
Leverage ratios (%)
CET1 leverage ratio	7.8	6.3	–
Tier 1 leverage ratio	7.9	8.4	–
The CET1 leverage ratio was 7.8% as of the end of 6M23, an increase compared to 6.3% as of the end of 2022, due to lower leverage exposure and higher CET1 capital. The tier 1 leverage ratio was 7.9% as of the end of 6M23, a decrease compared to 8.4% as of the end of 2022 due to lower tier 1 capital despite lower leverage exposure.

Swiss metrics
Swiss capital metrics
As of the end of 6M23, our Swiss CET1 capital was CHF 45.5 billion and our Swiss CET1 ratio was 21.0%. Our going concern capital was CHF 46.0 billion and our going concern capital ratio was 21.2%. Our gone concern capital was CHF 39.4 billion and our gone concern capital ratio was 18.1%. Our total loss-absorbing capacity was CHF 85.4 billion and our TLAC ratio was 39.3%.
Swiss capital metrics
			% change
end of	6M23	2022	Ytd
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	45,542	40,987	11
Going concern capital	46,004	54,843	(16)
Gone concern capital	39,375	42,930	(8)
Total loss-absorbing capacity	85,379	97,773	(13)
Swiss risk-weighted assets	217,102	249,953	(13)
Swiss capital ratios (%)
Swiss CET1 ratio	21.0	16.4	–
Going concern capital ratio	21.2	21.9	–
Gone concern capital ratio	18.1	17.2	–
TLAC ratio	39.3	39.1	–
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 6M23, our Swiss CET1 leverage ratio was 7.8%, our going concern leverage ratio was 7.9%, our gone concern leverage ratio was 6.7% and our TLAC leverage ratio was 14.6%.
Swiss capital and risk-weighted assets
			% change
end of	6M23	2022	Ytd
Swiss capital (CHF million)
CET1 capital – BIS	45,542	40,987	11
Swiss CET1 capital	45,542	40,987	11
Additional tier 1 high-trigger capital instruments	462	10,495	(96)
Grandfathered additional tier 1 low-trigger capital instruments	0	3,361	(100)
Swiss additional tier 1 capital	462	13,856	(97)
Going concern capital	46,004	54,843	(16)
Bail-in debt instruments	39,375	42,930	(8)
Gone concern capital	39,375	42,930	(8)
Total loss-absorbing capacity	85,379	97,773	(13)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	216,776	249,536	(13)
Swiss regulatory adjustments [1]	326	417	(22)
Swiss risk-weighted assets	217,102	249,953	(13)
1 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics
			% change
end of	6M23	2022	Ytd
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	45,542	40,987	11
Going concern capital	46,004	54,843	(16)
Gone concern capital	39,375	42,930	(8)
Total loss-absorbing capacity	85,379	97,773	(13)
Leverage exposure	585,681	653,551	(10)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	7.8	6.3	–
Going concern leverage ratio	7.9	8.4	–
Gone concern leverage ratio	6.7	6.6	–
TLAC leverage ratio	14.6	15.0	–
Shareholders’ equity
Our total shareholders’ equity was CHF 45.6 billion as of the end of 6M23 compared to CHF 47.9 billion as of the end of 2022. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk and foreign exchange-related movements on cumulative translation adjustments, partially offset by net income attributable to shareholders.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	6M23	2022	% change Ytd
Shareholders' equity (CHF million)
Common shares	4,400	4,400	0
Additional paid-in capital	51,220	50,879	1
Retained earnings	9,868	7,659	29
Accumulated other comprehensive income/(loss)	(19,900)	(15,067)	32
Total shareholders' equity	45,588	47,871	(5)
Shares outstanding (million)
Common shares issued	4,399.7	4,399.7	0
Shares outstanding	4,399.7	4,399.7	0
Par value (CHF)
Par value	1.00	1.00	0

Risk management
Risk portfolio analysis
Credit risk
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2022 for further information on credit risk.
> Refer to “Note 12 – Loans”, “Note 13 – Financial instruments measured at amortized cost and credit losses” and “Note 23 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
Loans
end of	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Capital Release Unit	Corporate Center	Adjustments	Credit Suisse AG
6M23 (CHF million)
Mortgages	11,581	92,609	0	0	0	12	0	104,202
Loans collateralized by securities	28,171	2,398	0	1,172	32	3	0	31,776
Consumer finance	543	5,270	10	4	47	3	0	5,877
Consumer	40,295	100,277	10	1,176	79	18	0	141,855
Real estate	3,766	18,606	0	382	399	0	0	23,153
Commercial and industrial loans	24,765	26,902	0	4,073	1,692	541	692	58,665
Financial institutions	3,161	7,577	10	1,007	14,454	0	755	26,964
Governments and public institutions	404	734	0	0	1,120	0	0	2,258
Corporate & institutional	32,096	53,819	10	5,462	17,665	541	1,447	111,040
Gross loans	72,391	154,096	20	6,638	17,744	559	1,447	252,895
of which held at fair value	1,651	72	0	1,178	1,656	0	(1)	4,556
Net (unearned income) / deferred expenses	(91)	87	0	(18)	(64)	0	0	(86)
Allowance for credit losses [1]	(575)	(592)	0	(106)	(249)	(1)	1	(1,522)
Net loans	71,725	153,591	20	6,514	17,431	558	1,448	251,287
2022 (CHF million)
Mortgages	12,536	94,940	0	0	0	8	0	107,484
Loans collateralized by securities	33,335	2,699	0	1,572	31	2	0	37,639
Consumer finance	491	5,141	10	5	50	4	0	5,701
Consumer	46,362	102,780	10	1,577	81	14	0	150,824
Real estate	3,811	20,720	0	354	578	0	0	25,463
Commercial and industrial loans	25,791	27,437	0	4,207	4,016	606	683	62,740
Financial institutions	3,767	6,870	8	1,334	12,721	0	3,255	27,955
Governments and public institutions	414	772	0	0	1,369	0	0	2,555
Corporate & institutional	33,783	55,799	8	5,895	18,684	606	3,938	118,713
Gross loans	80,145	158,579	18	7,472	18,765	620	3,938	269,537
of which held at fair value	1,516	50	0	1,493	4,299	0	0	7,358
Net (unearned income) / deferred expenses	(93)	98	0	(15)	(61)	0	0	(71)
Allowance for credit losses [1]	(569)	(528)	0	(100)	(164)	(2)	1	(1,362)
Net loans	79,483	158,149	18	7,357	18,540	618	3,939	268,104
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions. Adjustments reflect loans of the Bank with other entities of the former Credit Suisse Group that were eliminated for divisional reporting.

1 Allowance for credit losses is only based on loans that are not carried at fair value.
Loans
Compared to the end of 2022, gross loans decreased CHF 16.6 billion to CHF 252.9 billion as of the end of 6M23, mainly driven by decreases in loans collateralized by securities, commercial and industrial loans, consumer mortgages, loans to the real estate sector and the foreign exchange translation impact. The net decrease of CHF 5.9 billion in loans collateralized by securities was mainly driven by a decrease in Wealth Management. The net decrease of CHF 4.1 billion in commercial and industrial loans was mainly driven by decreases in the Capital Release Unit and Wealth Management. Consumer mortgages decreased CHF 3.3 billion, reflecting decreases in the Swiss Bank and Wealth Management. The net decrease of CHF 2.3 billion in loans to the real estate sector was mainly driven by a decrease in the Swiss Bank.
On a divisional level, gross loans decreased CHF 7.8 billion in Wealth Management, CHF 4.5 billion in the Swiss Bank, CHF 1.0 billion in the Capital Release Unit and CHF 0.8 billion in the Investment Bank.

Impaired loans
end of	Wealth Management		Swiss Bank	Asset Management	Investment Bank	Capital Release Unit	Corporate Center	Adjustments	Credit Suisse AG
6M23 (CHF million)
Non-performing loans	982		366	0	2	270	7	(1)	1,626
Non-interest-earning loans	48		209	0	0	37	2	(10)	286
Non-accrual loans	1,030		575	0	2	307	9	(11)	1,912
Potential problem loans	594		289	0	48	391	0	1	1,323
Gross impaired loans [1]	1,624	[2]	864	0	50	698	9	(10)	3,235
of which loans with a specific allowance	1,444		784	0	50	688	7	(10)	2,963
of which loans without a specific allowance	180		80	0	0	10	2	0	272
2022 (CHF million)
Non-performing loans	984		349	0	38	236	7	0	1,614
Non-interest-earning loans	108		203	0	0	38	0	(11)	338
Non-accrual loans	1,092		552	0	38	274	7	(11)	1,952
Restructured loans [3]	347		107	0	19	11	0	0	484
Potential problem loans	337		258	0	104	278	0	0	977
Other impaired loans	684		365	0	123	289	0	0	1,461
Gross impaired loans [1]	1,776	[2]	917	0	161	563	7	(11)	3,413
of which loans with a specific allowance	1,490		758	0	95	535	5	(11)	2,872
of which loans without a specific allowance	286		159	0	66	28	2	0	541
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions. Adjustments reflect loans of the Bank with other entities of the former Credit Suisse Group that were eliminated for divisional reporting.

1 Impaired loans are only based on loans that are not carried at fair value.
2
Includes gross impaired loans of CHF 186 million and CHF 224 million as of the end of 6M23 and 2022, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

3
In connection with the adoption of new accounting guidance for loan modifications on January 1, 2023, the previous accounting guidance for troubled debt restructurings was superseded, with disclosures under the new accounting guidance applied prospectively. Accordingly, restructured loans were reclassified to either potential problem loans or non-impaired loans and are no longer presented as its own impaired loan category.

Impaired loans
Compared to the end of 2022, gross impaired loans decreased CHF 178 million to CHF 3.2 billion as of the end of 6M23, reflecting decreases in Wealth Management, the Investment Bank and the Swiss Bank, partially offset by an increase in the Capital Release Unit.
Allowance for credit losses on loans
In 6M23, the allowance for credit losses increased CHF 156 million to CHF 1.5 billion, primarily due to increases in the Capital Release Unit and in the Swiss Bank.
Allowance for credit losses on loans
end of	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Capital Release Unit	Corporate Center	Adjustments	Credit Suisse AG
6M23 (CHF million)
Balance at beginning of period [1,2]	569	532	0	100	164	2	(1)	1,366
of which individually evaluated for impairment	369	352	0	29	98	1	(1)	848
of which collectively evaluated for impairment	200	180	0	71	66	1	0	518
Current-period provision for expected credit losses	83	116	0	20	34	0	0	253
of which provisions for interest	37	1	0	(1)	10	0	0	47
Gross write-offs	(21)	(58)	0	0	0	0	0	(79)
Recoveries	0	4	0	0	0	0	0	4
Net write-offs	(21)	(54)	0	0	0	0	0	(75)
Foreign currency translation impact and other adjustments, net	(56)	(2)	0	(14)	51	(1)	0	(22)
Balance at end of period [1]	575	592	0	106	249	1	(1)	1,522
of which individually evaluated	380	370	0	8	181	1	(1)	939
of which collectively evaluated	195	222	0	98	68	0	0	583
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions. Adjustments reflect loans of the Bank with other entities of the former Credit Suisse Group that were eliminated for divisional reporting.

1 Allowance for credit losses is only based on loans that are not carried at fair value.
2 Includes a net impact of CHF 4 million from the adoption of new accounting guidance for loan modifications on January 1, 2023, all of which are reflected in the Swiss Bank.

Loan metrics
end of	Wealth Management	Swiss Bank	Asset Management	Investment Bank	Capital Release Unit	Corporate Center	Adjustments	Credit Suisse AG
6M23 (%)
Non-accrual loans / Gross loans	1.5	0.4	0.0	0.0	1.9	1.6	(0.8)	0.8
Gross impaired loans / Gross loans	2.3	0.6	0.0	0.9	4.3	1.6	(0.7)	1.3
Allowance for credit losses / Gross loans	0.8	0.4	0.0	1.9	1.5	0.2	(0.1)	0.6
Specific allowance for credit losses / Gross impaired loans	23.4	42.8	–	16.0	25.9	11.1	10.0	29.0
2022 (%)
Non-accrual loans / Gross loans	1.4	0.3	0.0	0.6	1.9	1.1	(0.3)	0.7
Gross impaired loans / Gross loans	2.3	0.6	0.0	2.7	3.9	1.1	(0.3)	1.3
Allowance for credit losses / Gross loans	0.7	0.3	0.0	1.7	1.1	0.3	0.0	0.5
Specific allowance for credit losses / Gross impaired loans	20.8	37.9	–	18.0	17.4	14.3	0.0	24.8
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions. Adjustments reflect loans of the Bank with other entities of the former Credit Suisse Group that were eliminated for divisional reporting.

Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
Allowance for credit losses on other financial assets
In 6M23, the Bank recorded gross write-offs on other financial assets held at amortized cost of CHF 4,031 million, primarily including brokerage receivables related to Archegos. Write-off of a financial asset occurs when it is considered certain that there is no possibility of recovering the outstanding amount.
Russia credit risk exposure
As of the end of 6M23, the Bank’s net credit risk exposure to Russia remained limited. The remaining exposures continue to be subject to ongoing monitoring and management.
Market risk
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2022 for further information on traded market risk, including our VaR methodology, and non-traded market risk.
Traded market risk
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. While there were no material changes to our VaR methodology in 6M23, we have introduced an enhanced approach to measure risk management VaR for individual risk types, further to the changes introduced in 3Q20. The enhanced approach is applied to each risk type using a collection of risk factors included within the respective risk type only, ignoring cross-risk effects. This change in the measurement approach for individual risk types affected particularly standalone risk management VaR for equity risk and foreign exchange risk, with no impact on total risk management VaR. Prior period risk management VaR for individual risk types has been presented in accordance with this enhanced measurement approach.
The table entitled “One-day, 98% risk management VaR” shows our traded market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Average risk management VaR of USD 34 million in 6M23 decreased 31% compared to 6M22, mainly reflecting the strategic de-risking of the securitized products business and related exposure reductions.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 6M23 with those for 6M22. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 6M23, we had 21 loss days, compared to 14 loss days in 6M22.

One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
6M23 [2]
Average	19	21	2	2	13	(26)		31
Minimum	12	17	1	1	11	–	[3]	25
Maximum	36	31	4	3	15	–	[3]	42
End of period	16	17	2	1	13	(23)		26
6M22
Average	17	40	4	3	17	(34)		47
Minimum	11	33	2	3	12	–	[3]	38
Maximum	26	49	10	7	26	–	[3]	59
End of period	22	38	5	3	14	(35)		47
USD million
6M23 [2]
Average	21	23	2	2	14	(28)		34
Minimum	13	19	2	1	12	–	[3]	28
Maximum	39	34	4	3	17	–	[3]	45
End of period	17	19	2	1	14	(24)		29
6M22
Average	18	43	5	3	18	(38)		49
Minimum	12	34	2	3	12	–	[3]	40
Maximum	28	52	10	8	28	–	[3]	64
End of period	23	39	5	3	14	(35)		49
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Bank's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 Risk management VaR does not include any impact from fair valuation adjustments recorded by the Bank as a result of the acquisition by UBS.
3 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
VaR backtesting
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Bank. For the rolling 12-month period through the end of 6M23, we had three backtesting exceptions in our regulatory VaR model, and the model remained in the regulatory “green zone”. Our backtesting exceptions included one exception at the end of 6M23, due to fair valuation adjustments recorded in the Bank’s consolidated statements of operations as a result of the acquisition by UBS.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2022 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Non-traded market risk
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Bank’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
As of the end of 6M23, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 4.5 million, compared to negative CHF 5.2 million as of the end of 2022. The change was mainly driven by regular management of banking book activities.

Balance sheet and off-balance sheet
Balance sheet
Total assets were CHF 483.7 billion as of the end of 6M23, a decrease of CHF 46.3 billion, or 9%, from the end of 2022, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 50.2 billion.
Compared to the end of 2022, trading assets decreased CHF 28.7 billion, or 44%, primarily reflecting decreases in debt and equity securities as well as derivative instruments. Net loans decreased CHF 16.8 billion, or 6%, mainly driven by decreases in loans collateralized by securities, commercial and industrial loans, consumer mortgages, loans to the real estate sector and the foreign exchange translation impact. Brokerage receivables decreased CHF 9.8 billion, or 71%, primarily reflecting a decrease in open trades. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 6.0 billion, or 10%, mainly reflecting decreases in cash collateral and in reverse repurchase transactions from banks and customers. Cash and due from banks increased CHF 32.4 billion, or 48%, mainly driven by higher cash positions at the SNB, the Fed and the ECB, including the SNB liquidity facilities. All other assets decreased CHF 17.3 billion, or 31%, mainly due to decreases of CHF 13.8 billion, or 33%, in other assets, mainly related to lower loans held-for-sale, and CHF 2.4 billion, or 84%, in goodwill.
Total liabilities were CHF 437.6 billion as of the end of 6M23, a decrease of CHF 44.0 billion, or 9%, compared to the end of 2022, reflecting lower operating activities and the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 36.1 billion.
Compared to the end of 2022, customer deposits decreased CHF 52.0 billion, or 22%, mainly due to decreases in demand deposits, certificates of deposits, private accounts and savings deposits. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 17.4 billion, or 86%, primarily due to a decrease in repurchase transactions to customers and banks. Long-term debt decreased CHF 16.1 billion, or 11%, primarily reflecting the write-down of additional tier 1 capital notes. Brokerage payables decreased CHF 9.6 billion, or 84%, mainly due to a decrease in open trades. Trading liabilities decreased CHF 5.4 billion, or 29%, reflecting decreases in short positions and derivative instruments. Due to banks decreased CHF 2.7 billion, or 23%, primarily driven by decreases in time deposits. All other liabilities increased CHF 59.3 billion, or 173%, mainly reflecting an increase of CHF 61.6 billion, or 425%, in short-term borrowings, reflecting the SNB liquidity facilities.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Balance sheet summary
			% change
end of	6M23	2022	Ytd
Assets (CHF million)
Cash and due from banks	100,124	67,746	48
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	52,769	58,798	(10)
Trading assets	37,238	65,955	(44)
Net loans	251,287	268,104	(6)
Brokerage receivables	4,005	13,818	(71)
All other assets	38,312	55,618	(31)
Total assets	483,735	530,039	(9)
Liabilities and equity (CHF million)
Due to banks	9,175	11,905	(23)
Customer deposits	182,557	234,554	(22)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	2,949	20,371	(86)
Trading liabilities	12,933	18,337	(29)
Long-term debt	134,577	150,661	(11)
Brokerage payables	1,800	11,442	(84)
All other liabilities	93,611	34,293	173
Total liabilities	437,602	481,563	(9)
Total shareholders' equity	45,588	47,871	(5)
Noncontrolling interests	545	605	(10)
Total equity	46,133	48,476	(5)

Total liabilities and equity	483,735	530,039	(9)

Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2022 and “Note 21 – Guarantees and commitments” and “Note 25 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

III – Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Trading revenues
7 Provision for credit losses
8 Restructuring expenses
9 Revenue from contracts with customers
10 Investment securities
11 Other investments
12 Loans
13 Financial instruments measured at amortized cost and credit losses
14 Goodwill
15 Other assets and other liabilities
16 Accumulated other comprehensive income
17 Offsetting of financial assets and financial liabilities
18 Tax
19 Pension and other post-retirement benefits
20 Derivatives and hedging activities
21 Guarantees and commitments
22 Transfers of financial assets and variable interest entities
23 Financial instruments
24 Assets pledged and collateral
25 Litigation

Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	6M23	6M22
Consolidated statements of operations (CHF million)
Interest and dividend income	8,638	4,685
Interest expense	(6,839)	(2,000)
Net interest income	1,799	2,685
Commissions and fees	3,058	4,806
Trading revenues	(2,146)	(46)
Other revenues	14,391	685
Net revenues	17,102	8,130
Provision for credit losses	217	(47)
Compensation and benefits	4,013	4,241
General and administrative expenses	6,777	4,995
Commission expenses	419	552
Goodwill impairment	2,346	23
Restructuring expenses	391	120
Total other operating expenses	9,933	5,690
Total operating expenses	13,946	9,931
Income/(loss) before taxes	2,939	(1,754)
Income tax expense	765	221
Net income/(loss)	2,174	(1,975)
Loss attributable to noncontrolling interests	(40)	(1)
Net income/(loss) attributable to shareholders	2,214	(1,974)
Consolidated statements of comprehensive income (unaudited)
in	6M23	6M22
Comprehensive income/(loss) (CHF million)
Net income/(loss)	2,174	(1,975)
Gains/(losses) on cash flow hedges	207	(848)
Foreign currency translation	(1,032)	953
Unrealized gains/(losses) on securities	1	(6)
Actuarial gains/(losses)	(45)	4
Net prior service credit/(cost)	1	0
Gains/(losses) on liabilities related to credit risk	(3,985)	3,533
Other comprehensive income/(loss), net of tax	(4,853)	3,636
Comprehensive income/(loss)	(2,679)	1,661
Comprehensive income/(loss) attributable to noncontrolling interests	(60)	18
Comprehensive income/(loss) attributable to shareholders	(2,619)	1,643
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	6M23	2022
Assets (CHF million)
Cash and due from banks	100,124	67,746
of which reported at fair value	127	198
of which reported from consolidated VIEs	454	229
Interest-bearing deposits with banks	339	387
of which reported at fair value	16	14
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	52,769	58,798
of which reported at fair value	31,683	40,793
Securities received as collateral, at fair value	2,220	2,978
of which encumbered	2,011	2,220
Trading assets, at fair value	37,238	65,955
of which encumbered	10,904	21,874
of which reported from consolidated VIEs	1,342	2,588
Investment securities	2,352	1,717
of which reported at fair value	854	796
of which encumbered	1,531	1,248
Other investments	4,667	5,463
of which reported at fair value	2,405	3,730
of which reported from consolidated VIEs	694	781
Net loans	251,287	268,104
of which reported at fair value	4,556	7,358
of which encumbered	55	103
of which reported from consolidated VIEs	1,514	3,410
allowance for credit losses	(1,522)	(1,362)
Goodwill	472	2,868
Other intangible assets	358	452
of which reported at fair value	337	403
Brokerage receivables	4,005	13,818
allowance for credit losses	0	(4,081)
Other assets	27,904	41,753
of which reported at fair value	5,447	8,947
of which reported from consolidated VIEs	1,654	4,594
of which loans held-for-sale (amortized cost base)	4,018	8,378
allowance for credit losses - other assets held at amortized cost	(39)	(37)
Total assets	483,735	530,039
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	6M23	2022
Liabilities and equity (CHF million)
Due to banks	9,175	11,905
of which reported at fair value	101	490
Customer deposits	182,557	234,554
of which reported at fair value	1,767	2,464
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	2,949	20,371
of which reported at fair value	1,330	14,133
Obligation to return securities received as collateral, at fair value	2,220	2,978
Trading liabilities, at fair value	12,933	18,337
of which reported from consolidated VIEs	13	1,063
Short-term borrowings	76,083	14,489
of which reported at fair value	4,409	6,783
of which reported from consolidated VIEs	43	3,137
Long-term debt	134,577	150,661
of which reported at fair value	40,071	57,919
of which reported from consolidated VIEs	1,609	2,096
Brokerage payables	1,800	11,442
Other liabilities	15,308	16,826
of which reported at fair value	1,632	2,286
of which reported from consolidated VIEs	1,121	189
Total liabilities	437,602	481,563
Common shares	4,400	4,400
Additional paid-in capital	51,220	50,879
Retained earnings	9,868	7,659
Accumulated other comprehensive income/(loss)	(19,900)	(15,067)
Total shareholders' equity	45,588	47,871
Noncontrolling interests	545	605
Total equity	46,133	48,476

Total liabilities and equity	483,735	530,039
> Refer to “Note 21 – Guarantees and commitments” and “Note 25 – Litigation” for information on commitments and contingencies.

end of	6M23	2022
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of June 30, 2023. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
6M23 (CHF million)
Balance at beginning of period	4,400	50,879	7,659	(15,067)	47,871	605	48,476
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	(21)	(21)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	22	22
Net income/(loss)	–	–	2,214	–	2,214	(40)	2,174
Cumulative effect of accounting changes, net of tax	–	–	(5)	–	(5)	–	(5)
Total other comprehensive income/(loss), net of tax	–	–	–	(4,833)	(4,833)	(20)	(4,853)
Share-based compensation, net of tax	–	330	–	–	330	–	330
Dividends on share-based compensation, net of tax	–	9	–	–	9	–	9
Dividends paid	–	–	–	–	–	(2)	(2)
Changes in scope of consolidation, net	–	–	–	–	–	(3)	(3)
Other	–	2	–	–	2	4	6
Balance at end of period	4,400	51,220	9,868	(19,900)	45,588	545	46,133
6M22 (CHF million)
Balance at beginning of period	4,400	47,417	14,932	(19,359)	47,390	697	48,087
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	8	8
Net income/(loss)	–	–	(1,974)	–	(1,974)	(1)	(1,975)
Total other comprehensive income/(loss), net of tax	–	–	–	3,617	3,617	19	3,636
Share-based compensation, net of tax	–	(3)	–	–	(3)	–	(3)
Dividends on share-based compensation, net of tax	–	(15)	–	–	(15)	–	(15)
Dividends paid	–	(570)	–	–	(570)	(1)	(571)
Changes in scope of consolidation, net	–	–	–	–	–	(43)	(43)
Balance at end of period	4,400	46,829	12,958	(15,742)	48,445	664	49,109
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M23	6M22
Operating activities (CHF million)
Net income/(loss)	2,174	(1,975)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	4,559	685
Provision for credit losses	217	(47)
Deferred tax provision/(benefit)	331	(48)
Share-based compensation	397	494
Valuation adjustments relating to long-term debt	2,949	(8,971)
Share of net income/(loss) from equity method investments	(15)	(47)
Trading assets and liabilities, net	21,211	13,988
(Increase)/decrease in other assets	15,765	(95)
Increase/(decrease) in other liabilities	(10,331)	(5,939)
Debt extinguishment	(14,113)	0
Other, net	821	(766)
Total adjustments	21,791	(746)
Net cash provided by/(used in) operating activities	23,965	(2,721)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	32	465
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(5,829)	(4,344)
Purchase of investment securities	(712)	(81)
Proceeds from sale of investment securities	0	45
Maturities of investment securities	22	213
Investments in subsidiaries and other investments	(132)	(219)
Proceeds from sale of other investments	144	320
(Increase)/decrease in loans	18,072	6,591
Proceeds from sales of loans	2,262	1,384
Capital expenditures for premises and equipment and other intangible assets	(249)	(634)
Disposal of business	9,236	0
Other, net	41	246
Net cash provided by/(used in) investing activities	22,887	3,986
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M23	6M22
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(51,947)	(1,726)
Increase/(decrease) in short-term borrowings	61,630	388
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(16,878)	(6,931)
Issuances of long-term debt	20,798	31,947
Repayments of long-term debt	(26,255)	(29,245)
Dividends paid	(2)	(571)
Other, net	(64)	(488)
Net cash provided by/(used in) financing activities	(12,718)	(6,626)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,756)	35
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	32,378	(5,326)

Cash and due from banks at beginning of period [1]	67,746	164,026
Cash and due from banks at end of period [1]	100,124	158,700
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M23	6M22
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	340	479
Cash paid for interest	7,136	2,916
> Refer to “Note 13 – Financial instruments measured at amortized cost and credit losses”, “Note 16 – Accumulated other comprehensive income” and “Note 22 – Transfers of financial assets and variable interest entities” for information on non-cash transactions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2022 included in the Credit Suisse Annual Report 2022.
> Refer to “Note 1 – Summary of significant accounting policies” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for a description of the Bank’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments, which, on a normal recurring basis, are necessary for a fair statement of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for a description of accounting standards adopted in 2022.
ASC Topic 326 – Financial instruments – Credit losses
In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-02, “Troubled Debt Restructurings and Vintage Disclosures” (ASU 2022-02), an update to Accounting Standards Codification (ASC) Topic 326 – Financial Instruments – Credit Losses. The amendments in ASU 2022-02 eliminated the accounting guidance for Troubled Debt Restructurings by creditors. The loan refinancing and restructuring guidance in ASC Topic 310 – Receivables applied to determine whether a modification resulted in a new loan or a continuation of an existing loan. The amendments enhanced disclosure requirements for certain loan refinancings and restructurings when a borrower was experiencing financial difficulty and required disclosure of current period gross write-offs by year of origination for financing receivables and net investments in leases.
The amendments were effective for annual reporting periods beginning after December 15, 2022 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period. The adoption of ASU 2022-02 on January 1, 2023, applying the modified retrospective approach, did not have a material impact on the Bank’s financial position, results of operations or cash flows.
Standards to be adopted in future periods
ASC Topic 820 – Fair Value Measurement
In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions and any circumstances that could cause a lapse in the restrictions.
The amendments are effective for annual reporting periods beginning after December 15, 2023 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The Bank is currently evaluating the impact of the adoption of ASU 2022-03 on the Bank’s financial position, results of operations and cash flows.

3 Business developments and subsequent events
Business developments
Acquisition by UBS
On June 12, 2023, the acquisition of Credit Suisse Group AG (the former parent company of Credit Suisse AG) by UBS Group AG (UBS) was consummated. The acquisition of Credit Suisse Group AG resulted in changes that had significant impacts on Credit Suisse’s US GAAP results in 6M23. These acquisition-related effects included fair valuation adjustments, impairments of internally developed software, integration costs, acquisition-related compensation expenses, the write-down of intangible assets and other acquisition-related adjustments.
The acquisition resulted in changes in exit strategies and principal markets as well as changes of intent in connection with UBS’s plans for underlying positions or portfolios. The effect of these changes were fair valuation adjustments of CHF 2.2 billion in 6M23, including from asset reclassifications to held-for-sale and certain specific equity impairments.
As a result of the acquisition, a detailed review of internally developed software applications and an assessment of their fair value has been performed reflecting the usability and useful life for UBS. Following this assessment, which included a number of applications that were found to be overlapping with UBS systems, an impairment of CHF 1.8 billion was recorded in 6M23.
6M23 was further impacted by certain compensation-related developments in connection with the acquisition. Credit Suisse recorded integration costs, which are defined as expenses that are temporary, incremental and directly related to the integration of UBS and Credit Suisse, of CHF 0.3 billion. The integration costs primarily related to compensation costs of internal staff and contractors substantially dedicated to integration activities and certain retention awards granted during the period. As a result of the alignment of certain Credit Suisse processes to those of UBS, including the variable incentive framework, acquisition-related compensation expenses were CHF 0.2 billion.
Litigation provisions
In 6M23, net litigation provisions of CHF 1.5 billion were recorded, mainly related to developments including settlements and new information in a number of previously disclosed legal matters.
> Refer to “Note 25 - Litigation” for further information.
Goodwill impairment
Credit Suisse reported goodwill impairment charges of CHF 2.3 billion in 6M23, mostly recognized in Wealth Management and Asset Management.
> Refer to “Note 14 - Goodwill” for further information.
Compensation
On April 5, 2023, the Swiss Federal Council instructed the Swiss Federal Department of Finance to cancel or reduce the outstanding variable remuneration for the top three levels of management at Credit Suisse. Under US GAAP accounting guidance, the nature of such a cancellation of deferred compensation required an acceleration of deferred compensation expense in 6M23 for the outstanding share-based portion of the compensation awards, with a corresponding credit to shareholders’ equity, and for the smaller impact from the cancellation of cash-based awards, a credit to the income statement for previously accrued expenses. The net impact of these cancellations and reductions of variable remuneration on Credit Suisse’s compensation expenses in 6M23 was CHF 90 million.
Furthermore, 6M23 included the cancellation of the prior-year contingent capital awards (CCA) resulting in a credit of CHF 408 million recognized in deferred compensation.
Write-down of additional tier 1 capital notes
In March 2023, FINMA ordered that former Credit Suisse Group’s outstanding amount of additional tier 1 capital notes of nominal value of approximately CHF 16 billion and a fair value of approximately CHF 15 billion be written down to zero. At the Credit Suisse level, this led to a corresponding gain in 6M23 of CHF 14.1 billion recognized in other revenues.
Liquidity developments
Following the completion of the acquisition by UBS, Credit Suisse became part of the overall UBS liquidity and funding management. Credit Suisse now leverages the market access of UBS and engages in secured and unsecured intercompany transactions to facilitate funding between entities. After the deposit outflows experienced in the first half of 6M23, Credit Suisse saw deposit inflows of CHF 15 billion in the second half of 6M23.
The SNB granted Credit Suisse access to liquidity facilities, including Emergency Liquidity Assistance (ELA), Emergency Liquidity Assistance Plus (ELA+) and the Public Liquidity Backstop (PLB), which has provided liquidity support to Credit Suisse, a portion of which was supported by default guarantees provided by the Swiss government. The liquidity situation and the ability to transfer funding between the UBS and Credit Suisse entities have allowed Credit Suisse to continue to repay the various liquidity facilities. All loans under the PLB were fully repaid by Credit Suisse as of the end of May 2023. As of June 30, 2023, the net amount of borrowings under the liquidity facilities was CHF 63 billion, which consisted of CHF 38 billion under ELA, fully collateralized by Swiss mortgages, and CHF 25 billion under ELA+. Credit Suisse AG fully repaid the ELA+ loans as of August 10, 2023.
Credit Suisse AG is reliant on funding from UBS Group AG, which has provided a letter of support that confirms its intent to keep Credit Suisse AG in good standing and in compliance with its regulatory capital, liquidity requirements and debt covenants and to fully support its operating, investing and financing activities through at least September 30, 2024.

Outflows in assets under management
At the Credit Suisse level, net asset outflows in 6M23 were CHF 100 billion or 8% of assets under management as of the end of 2022. Net assets outflows slowed considerably following the March announcement of the acquisition by UBS. In the second half of 6M23, net asset outflows were CHF 39 billion.
Securitized Products Group
In 6M23, Credit Suisse completed the sale of a significant part of SPG to entities and funds managed by affiliates of Apollo. In connection with the initial closing of this transaction, Credit Suisse and Apollo entered into various ancillary agreements related to the transaction, including an investment management agreement, certain financing arrangements and a transition services agreement. In the first half of 6M23, Credit Suisse recognized a pre-tax gain of USD 0.8 billion as a result of the Apollo transaction. This gain was partially offset by losses on the valuation of certain financing arrangements associated with the Apollo transaction in the second half of 6M23.
CS First Boston
In April 2023, Credit Suisse Group AG and M. Klein & Co LLC mutually agreed to terminate the acquisition of The Klein Group, LLC (i.e., the investment banking business of M. Klein & Co. LLC) by Credit Suisse Group AG considering UBS’s acquisition of Credit Suisse Group AG.
Subsequent events
On August 31, 2023, UBS announced the creation of a Non-Core and Legacy (NCL) business division, which is expected to include Credit Suisse positions and businesses not aligned with UBS’s strategy and policies, such as the assets and liabilities of the Capital Release Unit and certain assets and liabilities of the Investment Bank, Wealth Management and Asset Management divisions. UBS aims to substantially complete the integration of Credit Suisse into UBS by the end of 2026. Also, as part of the integration of Credit Suisse, UBS plans to simplify the legal structure, including the merger of UBS AG and Credit Suisse AG planned for 2024. UBS also announced the proposed integration of Credit Suisse (Schweiz) AG with UBS Switzerland AG through a merger of the two banks. UBS expects to merge the two banks in 2024.
The announced measures will have an impact on Credit Suisse’s divisions and may result in further impairments and write-downs, including relating to goodwill, software and real estate, certain fair value adjustments related to portfolios classified as held-for-sale, as well as tax impacts.
In 3Q23, management decided to exit certain loan portfolios held in the NCL, which will result in a reclassification of these loans from held at amortized cost to held-for-sale and an expected loss in 3Q23 of approximately USD 1.6 billion. In addition, a decision was made to wind down certain management arrangements, which may result in a loss of up to USD 0.6 billion in 3Q23.
4 Segment information
The Bank is a global financial services company domiciled in Switzerland and, effective January 1, 2023, was organized into five divisions – Wealth Management, Swiss Bank, Asset Management, Investment Bank and the Capital Release Unit. The segment information reflects the Bank’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis, as follows:
■ The Wealth Management business division offers wealth management and investment solutions, as well as tailored financing and advisory services, to ultra high and high net worth individuals and external asset managers.
■ The Swiss Bank business division offers advice and financial solutions to private, corporate and institutional clients primarily domiciled in Switzerland.
■ The Asset Management business division offers investment solutions and services to pension funds, governments, foundations and endowments, corporations, and individuals, with an emphasis on the Swiss market.
■ The Investment Bank business division offers financial products and services focused on client-driven businesses and also supports the Wealth Management business division and its clients.
■ The Capital Release Unit was established as a separate business division to accelerate the reduction of assets, release capital, reduce risk and target cost reductions in businesses that are not strategy-aligned and to manage the residual positions of the securitized product group business.
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on the Group’s divisional organization effective January 1, 2023.
The Corporate Center includes operations such as bank financing, expenses for projects sponsored by the bank and certain expenses and revenues that have not been allocated to the business divisions.
> Refer to “Note 4 – Segment information” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on revenue sharing and cost allocation and funding.

Net revenues and income/(loss) before taxes
in	6M23		6M22
Net revenues (CHF million)
Wealth Management	1,655		2,641
Swiss Bank	1,845		2,223
Asset Management	155		630
Investment Bank	933		2,450
Capital Release Unit	(1,275)		437
Corporate Center	14,566		(324)
Adjustments [1]	(777)	[2]	73
Net revenues	17,102		8,130
Income/(loss) before taxes (CHF million)
Wealth Management	(2,723)		147
Swiss Bank	156		888
Asset Management	(1,401)		98
Investment Bank	(2,400)		(596)
Capital Release Unit	(3,181)		(1,022)
Corporate Center	13,339		(1,116)
Adjustments [1]	(851)		(153)
Income/(loss) before taxes	2,939		(1,754)
1 Adjustments represent certain consolidating entries, including those relating to entitites that are managed but are not owned or wholly owned by the Bank.
2 Includes a gain of CHF 894 million from the write-down of additional tier 1 capital notes relating to Credit Suisse Group AG.
Total assets
end of	6M23	2022
Total assets (CHF million)
Wealth Management	95,610	128,192
Swiss Bank	189,213	197,627
Asset Management	1,538	3,382
Investment Bank	86,514	74,932
Capital Release Unit	67,046	102,648
Corporate Center	47,734	24,577
Adjustments [1]	(3,920)	(1,319)
Total assets	483,735	530,039
1 Adjustments represent certain consolidating entries, including those relating to entitites that are managed but are not owned or wholly owned by the Bank.
5 Net interest income
in	6M23	6M22
Net interest income (CHF million)
Loans	4,105	2,479
Investment securities	38	(12)
Trading assets, net of trading liabilities [1]	823	1,264
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,565	619
Other	2,107	335
Interest and dividend income	8,638	4,685
Deposits	(1,585)	(330)
Short-term borrowings	(1,264)	(28)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(481)	(240)
Long-term debt	(3,023)	(1,205)
Other	(486)	(197)
Interest expense	(6,839)	(2,000)
Net interest income	1,799	2,685
1 Interest and dividend income is presented on a net basis to align with the presentation of trading revenues for trading assets and liabilities.
6 Trading revenues
in	6M23	6M22
Trading revenues (CHF million)
Interest rate products	(1,728)	(896)
Foreign exchange products	332	(132)
Equity/index-related products	92	380
Credit products	(311)	1,039
Commodity and energy products	(23)	40
Other products	(508)	(477)
Trading revenues	(2,146)	(46)
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on trading revenues and managing trading risks.
7 Provision for credit losses
in	6M23	6M22
Provision for credit losses (CHF million)
Loans held at amortized cost	206	114
Other financial assets held at amortized cost	12	(147)	[1]
Off-balance sheet credit exposures	(1)	(14)
Provision for credit losses	217	(47)
1 Primarily reflected a release of provision for credit losses of CHF (155) million related to Archegos.

8 Restructuring expenses
In June 2023, the Bank terminated certain strategic actions announced on October 27, 2022, due to the acquisition of Credit Suisse Group AG by UBS. Further, the Bank completed the restructuring program announced on November 4, 2021 at the end of September 2022. Restructuring expenses of CHF 391 million and CHF 120 million were recognized in 6M23 and 6M22, respectively. Restructuring expenses may include severance expenses, other personnel-related charges, pension expenses and contract termination costs.
Restructuring expenses by type
in	6M23	6M22
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	160	105
of which severance expenses	88	27
of which accelerated deferred compensation	65	70
General and administrative-related expenses	231	15
of which pension expenses	15	1
Total restructuring expenses	391	120
Restructuring expenses by segment
in	6M23	6M22
Restructuring expenses by segment (CHF million)
Wealth Management	46	22
Swiss Bank	36	3
Asset Management	5	1
Investment Bank	150	32
Capital Release Unit	137	67
Corporate Center	48	1
Adjustments [1]	(31)	(6)
Total restructuring expenses	391	120
1 Adjustments represent certain consolidating entries, including those relating to entitites that are managed but are not owned or wholly owned by the Bank.
Restructuring liabilities
	6M23			6M22
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	114	0	114	19	0	19
Net additional charges [1]	88	119	207	27	13	40
Utilization	(156)	(114)	(270)	(17)	(13)	(30)
Balance at end of period	46	5	51	29	0	29
1
The following items for which expense accretion was accelerated in 6M23 and 6M22 due to the restructuring of the Bank were not included in the restructuring liabilities: unsettled share-based compensation of CHF 4 million and CHF 30 million, respectively, which remain classified as a component of total shareholders's equity; other personnel-related charges of CHF 68 million and CHF 48 million, respectively, which remain classified as compensation liabilities; unsettled pension obligations of CHF 15 million and CHF 1 million, which remain classified as pension liabilities; and accelerated accumulated depreciation and impairment of CHF 97 million and CHF 1 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

9 Revenue from contracts with customers
Contracts with customers and disaggregation of revenues
in	6M23	6M22
Contracts with customers (CHF million)
Investment and portfolio management	1,308	1,578
Other securities business	33	29
Underwriting	117	370
Brokerage	765	1,277
Other services	469	786
Total revenues from contracts with customers	2,692	4,040
Contract balances
end of	6M23	2022
Contract balances (CHF million)
Contract receivables	580	686
Contract liabilities	47	54
in	2Q23	1Q23
Revenue recognized (CHF million)
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	7	10
The Bank did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 6M23 and 6M22. The Bank’s contract terms are generally such that they do not result in any contract assets.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Bank to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Bank determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 13 – Revenue from contracts with customers” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.
10 Investment securities
end of	6M23	2022
Investment securities (CHF million)
Debt securities held-to-maturity	1,498	921
Debt securities available-for-sale	854	796
Total investment securities	2,352	1,717
Investment securities by type
	6M23						2022
end of	Amortized cost		Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost		Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Foreign governments	1,498		0	0	31	1,467	921		0	0	40	881
Debt securities held-to-maturity	1,498	[1]	0	0	31	1,467	921	[1]	0	0	40	881
Corporate debt securities	1,004		0	0	150	854	952		0	0	156	796
Debt securities available-for-sale	1,004	[2]	0	0	150	854	952	[2]	0	0	156	796
1
Excludes accrued interest on debt securities held-to-maturity of CHF 18 million and CHF 10 million as of the end of 6M23 and 2022, respectively, with no related allowance for credit losses. Accrued interest is reported in other assets in the consolidated balance sheet.

2
Excludes accrued interest on debt securities available-for-sale of CHF 4 million and CHF 1 million as of the end of 6M23 and 2022, respectively. Accrued interest is reported in other assets in the consolidated balance sheet.

Gross unrealized losses on debt securities and related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
6M23 (CHF million)
Corporate debt securities	179	6	666	144	845	150
Debt securities available-for-sale	179	6	666	144	845	150
2022 (CHF million)
Corporate debt securities	374	58	404	98	778	156
Debt securities available-for-sale	374	58	404	98	778	156
Unrealized losses on debt securities as of the end of 6M23 relate to thirteen high-quality debt security positions held for liquidity purposes. The Bank does not intend to sell these investments nor is it more likely than not that the Bank will be required to sell these securities before the recovery of their amortized cost basis, which may be at maturity. Management determined that the unrealized losses on these debt securities were attributable to changes in market valuation driven by interest rate movements and not to credit-related factors. As a result, no impairment charges were recorded in the consolidated statements of operations.
> Refer to “Note 13 – Financial instruments measured at amortized cost and credit losses” for further information on debt securities held-to-maturity.
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	6M23	6M22
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	0	45
Realized losses	0	(6)
Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity				Debt securities available-for-sale
end of	Amortized cost		Fair value	Average yield (in %)	Amortized cost		Fair value	Average yield (in %)
6M23 (CHF million)
Due within 1 year	0		0	0	8		8	0.53
Due from 1 to 5 years	1,498		1,467	3.67	285		251	0.14
Due from 5 to 10 years	0		0	0	711		595	0.70
Total debt securities	1,498	[1]	1,467	3.67	1,004	[2]	854	0.54
1 Excluded accrued interest on debt securities held-to-maturity of CHF 18 million.
2 Excluded accrued interest on debt securities available-for-sale of CHF 4 million.
Allowance for credit losses on debt securities available-for-sale
As of the end of 6M23 and 2022, the Bank had no allowance for credit losses on debt securities available-for-sale.
> Refer to “Note 16 – Investment securities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.

11 Other investments
end of	6M23	2022
Other investments (CHF million)
Equity method investments	2,151	1,618
Equity securities (without a readily determinable fair value) [1]	1,959	3,212
of which at net asset value	112	72
of which at measurement alternative	375	366
of which at fair value	1,430	2,727
of which at cost less impairment	42	47
Real estate held-for-investment [2]	47	46
Life finance instruments [3]	510	587
Total other investments	4,667	5,463
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of the end of 6M23 and 2022, real estate held-for-investment included foreclosed or repossessed real estate of CHF 21 million and CHF 20 million, respectively, of which CHF 21 million and CHF 20 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 25 million and CHF 24 million as of the end of 6M23 and 2022, respectively.
No impairments were recorded on real estate held-for-investments in 6M23 and 6M22.
Equity securities at measurement alternative
in / end of	6M23	Cumulative	6M22
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(12)	(66)	(4)
Upward adjustments	0	147	0
> Refer to “Note 23 – Financial instruments” for further information on equity securities without a readily determinable fair value.
12 Loans
end of	6M23	2022
Loans (CHF million)
Mortgages	104,202	107,484
Loans collateralized by securities	31,776	37,639
Consumer finance	5,877	5,701
Consumer	141,855	150,824
Real estate	23,153	25,463
Commercial and industrial loans	58,665	62,740
Financial institutions	26,964	27,955
Governments and public institutions	2,258	2,555
Corporate & institutional	111,040	118,713
Gross loans	252,895	269,537
of which held at amortized cost	248,339	262,179
of which held at fair value	4,556	7,358
Net (unearned income)/deferred expenses	(86)	(71)
Allowance for credit losses	(1,522)	(1,362)
Net loans	251,287	268,104
Gross loans by location (CHF million)
Switzerland	158,830	166,982
Foreign	94,065	102,555
Gross loans	252,895	269,537
Impaired loan portfolio (CHF million)
Non-performing loans	1,626	1,614
Non-interest-earning loans	286	338
Non-accrual loans	1,912	1,952
Restructured loans [1]	–	484
Potential problem loans	1,323	977
Other impaired loans	1,323	1,461
Gross impaired loans [2]	3,235	3,413
1
In connection with the adoption of new accounting guidance for loan modifications on January 1, 2023, the previous accounting guidance for troubled debt restructurings was superseded, with disclosures under the new accounting guidance applied prospectively. Accordingly, restructured loans were reclassified to either potential problem loans or non-impaired loans and are no longer presented as its own impaired loan category.

2
As of the end of 6M23 and 2022, CHF 102 million and CHF 130 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

> Refer to “Note 18 – Loans in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on loans and categories of impaired loans.
> Refer to “Note 13 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

13 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Bank’s balance sheet positions that include financial assets carried at amortized cost that are subject to the current expected credit loss (CECL) accounting guidance.
As of the end of 6M23, the Bank had no purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
	6M23				2022
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	100,001		(4)	99,997	67,548		0	67,548
Interest-bearing deposits with banks	323	[2]	0	323	373	[4]	0	373
Securities purchased under resale agreements and securities borrowing transactions	21,086		0	21,086	18,005	[4]	0	18,005
Debt securities held-to-maturity	1,498	[2]	0	1,498	921	[4]	0	921
Loans	248,253	[2,3]	(1,522)	246,731	262,108	[4,5]	(1,362)	260,746
Brokerage receivables	4,005		0	4,005	17,899		(4,081)	13,818
Other assets	15,848		(39)	15,809	23,521		(37)	23,484
Total	391,014		(1,565)	389,449	390,375		(5,480)	384,895
1 Net of unearned income/deferred expenses, as applicable.
2
Excluded accrued interest in the total amount of CHF 592 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million related to interest-bearing deposits with banks, CHF 18 million to debt securities held-to-maturity and CHF 573 million to loans. These accrued interest balances are reported in other assets.

3 Included interest of CHF 106 million on non-accrual loans which were reported as part of the loans' amortized cost balance.
4
Excluded accrued interest in the total amount of CHF 549 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million related to interest-bearing deposits with banks, CHF 4 million to securities purchased under resale agreements and securities borrowing transactions, CHF 10 million to debt securities held-to-maturity and CHF 534 million to loans. These accrued interest balances are reported in other assets.

5 Included interest of CHF 102 million on non-accrual loans which were reported as part of the loans' amortized cost balance.
Allowance for credit losses
Estimating expected credit losses – overview
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on key elements and processes of estimating expected credit losses on non-impaired and impaired credit exposures.
Macroeconomic scenarios
The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. Since the acquisition by UBS, this estimation process and related analysis and procedures are embedded in a group-wide process. As part of this group-wide process, the Bank has aligned its scenarios, scenario weightings and model inputs to those used by UBS. As of the end of 6M23, the Bank’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, a mild downside scenario (mild debt crisis) and a severe downside scenario (stagflationary geopolitical crisis). The baseline scenario represents the most likely outcome. The other scenarios represent more pessimistic outcomes. The scenarios are probability-weighted according to the Bank’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on macroeconomic scenarios applied by the Bank prior to the acquisition by UBS.
The scenario design team within the Bank’s Enterprise Risk Management (ERM) function determines the macroeconomic factors (MEFs) and market projections that are relevant for the Bank’s three scenarios across the overall credit portfolio subject to the CECL accounting guidance. The scenario design team formulates the baseline and downside scenario projections used for the calculation of expected credit losses from group-internal forecasts obtained. For factors where no group-internal forecasts are available, the Bank’s global chief investment office in-house economic research forecasts and, where deemed appropriate, external sources such as the Bloomberg consensus of economist forecasts (covering the views of other investment banks and external economic consultancies), forecasts from nonpartisan think tanks, major central banks and multilateral institutions, such as the International Monetary Fund (IMF), the Organisation for Economic Co-operation and Development (OECD) and the World Bank are used. For factors where no group-established, in-house or credible external forecasts are available, an internal model is used to calibrate the baseline and/or downside scenario projections. These three scenario projections are subject to a review and challenge process and any feedback from this process is incorporated into the scenario projections by the ERM scenario design team. The CECL scenario design working group is the governance forum. The working group performs an additional review and challenge and subsequently approves the MEFs and related market projections.
Current-period estimate of expected credit losses on non-impaired credit exposures
One of the most significant judgments involved in estimating the Bank’s allowance for credit losses relates to the macroeconomic forecasts used to estimate credit losses over the forecast period, with modeled credit losses being driven primarily by a set of 37 MEFs. The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production growth rates. These MEFs are used in the portfolio- and region-specific CECL models and have been selected based on statistical criteria and expert judgment to explain expected credit losses. The table “Selected macroeconomic factors” includes the Bank’s forecast of selected MEFs for 2023 and 2024, as estimated as of the end of 6M23. The comparative information includes the forecast of MEFs selected and estimated as of the end of 2022.
As of the end of 6M23, the forecast macroeconomic scenarios were weighted 60% for the baseline, 15% for the mild debt crisis and 25% for the stagflationary geopolitical crisis scenario. As of the end of 2022, for the previously applied scenarios, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario. The MEFs included in the table represent the four-quarter average forecasts for 2023 and 2024 at the end of each reporting period. These MEFs forecasts are recalibrated on a quarterly basis. The macroeconomic and market variable projections incorporate adjustments to reflect the impact of monetary policy tightening by the world’s major central banks in response to persistent high inflation rates, continued pressure on real purchasing power due to rising prices and fading fiscal support. While GDP and industrial production growth rates are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
Selected macroeconomic factors
end of 6M23	Forecast 2023	Forecast 2024
US real GDP growth rate (%)
Baseline	0.7	0.3
Mild debt crisis	0.4	(0.7)
Stagflationary geopolitical crisis	(1.2)	(3.0)
World industrial production (%)
Baseline	1.2	3.3
Mild debt crisis	(2.0)	(2.0)
Stagflationary geopolitical crisis	(4.5)	(1.4)
China real GDP growth rate (%)
Baseline	5.2	4.7
Mild debt crisis	3.7	2.4
Stagflationary geopolitical crisis	1.4	(0.9)
EU nominal GDP growth rate (%)
Baseline	4.1	3.7
Mild debt crisis	2.8	(0.7)
Stagflationary geopolitical crisis	5.3	2.9
Swiss nominal GDP growth rate (%)
Baseline	3.3	2.7
Mild debt crisis	1.7	(0.9)
Stagflationary geopolitical crisis	2.4	1.6
Forecasts represent the four-quarter average estimate of the respective macroeconomic factor as determined at the end of each reporting period.
Selected macroeconomic factors (continued)
end of 2022	Forecast 2023	Forecast 2024
US real GDP growth rate (%)
Downside	(1.7)	0.5
Baseline	0.9	1.5
Upside	1.2	2.0
World industrial production (%)
Downside	(6.8)	0.4
Baseline	1.2	1.9
Upside	3.9	3.9
China real GDP growth rate (%)
Downside	(0.9)	2.1
Baseline	4.5	4.9
Upside	6.2	5.8
EU nominal GDP growth rate (%)
Downside	3.4	2.3
Baseline	5.2	4.1
Upside	5.5	3.8
Swiss nominal GDP growth rate (%)
Downside	0.0	1.0
Baseline	2.7	2.0
Upside	3.2	2.1
Forecasts represent the four-quarter average estimate of the respective macroeconomic factor as determined at the end of each reporting period.
Expected credit losses are not solely derived from MEF projections. Model overlays based on expert judgment are also applied, considering historical loss experience and industry and counterparty reviews, and primarily impacting certain corporate and institutional loan portfolios. Such overlays are designed to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that exhibit significant deviation from their long-term historical averages. Overlays may also be used to capture judgment on the economic uncertainty from global or regional developments with severe impacts on economies. The Bank’s non-specific allowance for expected credit losses on balance sheet and off-balance sheet credit exposures as of the end of 6M23 increased compared to the end of 2022. In 6M23, certain model overlays were recalibrated primarily in the Swiss Bank and Wealth Management, taking into account additional stress from the Bank’s alignment to UBS’s macroeconomic scenarios, scenario weightings and macroeconomic factor forecasts. Overlays are closely aligned with the UBS macroeconomic forecasts and associated scenario weightings.
Loans held at amortized cost
The Bank’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on the main risk characteristics of the Bank’s loans held at amortized cost.
Allowance for credit losses – loans held at amortized cost
	6M23				6M22
	Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	359	1,007	1,366	[1]	357	939	1,296
Current-period provision for expected credit losses	81	172	253		43	92	135
of which provisions for interest [2]	17	30	47		10	11	21
Gross write-offs	(35)	(44)	(79)		(26)	(69)	(95)
Recoveries	4	0	4		4	3	7
Net write-offs	(31)	(44)	(75)		(22)	(66)	(88)
Foreign currency translation impact and other adjustments, net	(7)	(15)	(22)		5	11	16
Balance at end of period	402	1,120	1,522		383	976	1,359
of which individually evaluated	275	664	939		281	544	825
of which collectively evaluated	127	456	583		102	432	534
1 Includes a net impact of CHF 4 million from the adoption of new accounting guidance for loan modifications on January 1, 2023, all of which are reflected in corporate & institutional loans.
2 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.
Gross write-offs of CHF 79 million in 6M23 compared to gross write-offs of CHF 95 million in 6M22. In 6M23, gross write-offs in corporate & institutional loans mainly included individual positions in small and medium-sized enterprises, ship finance and aviation finance. Write-offs in consumer loans included primarily Swiss consumer finance loans and a write-off in Swiss mortgages. In 6M22, gross write-offs in corporate & institutional loans mainly reflected the sale of a facility relating to a coal mining company, an exposure to a financial institution impacted by sanctions imposed in connection with Russia’s invasion of Ukraine and individual positions in ship finance, small and medium-sized enterprises and other businesses. Write-offs in consumer loans were mainly related to Swiss consumer finance loans.
Purchases, reclassifications and sales – loans held at amortized cost
	6M23			6M22
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	19	2,302	2,321	16	2,312	2,328
Reclassifications from loans held-for-sale [2]	0	621	621	0	95	95
Reclassifications to loans held-for-sale [3]	0	1,312	1,312	0	1,480	1,480
Sales [3]	0	606	606	0	1,283	1,283
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Reflects loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held at amortized cost.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Debt securities held-to-maturity
In 6M23, the Bank purchased foreign government debt securities held-to-maturity amounting to CHF 630 million, all related to a portfolio of US Treasury securities.
The Bank’s debt securities held-to-maturity with a carrying value of CHF 1,498 million and CHF 921 million as of the end of 6M23 and 2022, respectively, represent a portfolio of US Treasury securities, all rated “AAA” based on the Bank’s internal counterparty rating.US Treasury securities have a history of no credit losses and market price movements mainly reflect changes in market interest rates. Based on this history of no credit losses and the Bank’s view of the current and forecasted economic environment, the Bank expects the risk of non-payment for US Treasuries to be zero and does not have an allowance for credit losses for these securities. The credit quality of these securities is monitored on an ongoing basis and the Bank’s zero-loss expectation is validated on at least a quarterly basis through the Bank’s governance structure involving the Credit Risk and Treasury functions.
> Refer to “Note 10 – Investment securities” for further information.
Other financial assets
The Bank’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on the main risk characteristics of the Bank’s other financial assets held at amortized cost.
In 6M23, gross write-offs of other financial assets of CHF 4,031 million primarily included brokerage receivables related to Archegos.
In 6M22, the Bank purchased other financial assets held at amortized cost amounting to CHF 381 million, respectively, primarily related to mortgage servicing advances.
Allowance for credit losses – other financial assets held at amortized cost
	6M23	6M22
Allowance for credit losses (CHF million)
Balance at beginning of period	4,118	4,214
Current-period provision for expected credit losses	12	(147)
Gross write-offs	(4,031)	(4)
Recoveries	0	0
Net write-offs	(4,031)	(4)
Foreign currency translation impact and other adjustments, net	(56)	186
Balance at end of period	43	4,249
of which individually evaluated	20	4,230
of which collectively evaluated	23	19

Credit quality information
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on the Bank’s monitoring of credit quality and internal ratings.
Credit quality of loans held at amortized cost
The following table presents the Bank’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	6M23					2022
	Investment grade	Non-investment grade			Gross write-offs (YTD)	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Mortgages
2023 / 2022	5,118	394	16	5,528	0	12,501	1,540	8	14,049
2022 / 2021	11,914	1,394	11	13,319	0	21,627	1,396	45	23,068
2021 / 2020	19,465	1,167	56	20,688	0	12,869	1,111	19	13,999
2020 / 2019	12,173	996	76	13,245	0	10,029	1,271	67	11,367
2019 / 2018	9,539	1,209	65	10,813	0	6,609	650	36	7,295
Prior years	37,618	1,910	168	39,696	4	34,525	1,931	210	36,666
Total term loans	95,827	7,070	392	103,289	4	98,160	7,899	385	106,444
Revolving loans	187	720	6	913	0	229	807	4	1,040
Total	96,014	7,790	398	104,202	4	98,389	8,706	389	107,484
Loans collateralized by securities
2023 / 2022	291	460	0	751	0	562	552	0	1,114
2022 / 2021	321	85	0	406	0	1,496	381	0	1,877
2021 / 2020	1,341	330	0	1,671	0	307	721	0	1,028
2020 / 2019	101	100	0	201	0	35	143	0	178
2019 / 2018	1	150	0	151	0	16	25	0	41
Prior years	730	130	0	860	0	803	188	0	991
Total term loans	2,785	1,255	0	4,040	0	3,219	2,010	0	5,229
Revolving loans [1]	25,194	2,278	264	27,736	0	30,023	2,124	263	32,410
Total	27,979	3,533	264	31,776	0	33,242	4,134	263	37,639
Consumer finance
2023 / 2022	1,824	584	1	2,409	19	2,135	1,005	8	3,148
2022 / 2021	1,061	515	16	1,592	0	650	334	15	999
2021 / 2020	500	279	17	796	0	307	200	15	522
2020 / 2019	244	183	15	442	0	120	183	18	321
2019 / 2018	79	134	17	230	0	26	87	15	128
Prior years	26	128	52	206	12	14	80	44	138
Total term loans	3,734	1,823	118	5,675	31	3,252	1,889	115	5,256
Revolving loans	88	24	76	188	0	318	42	69	429
Total	3,822	1,847	194	5,863	31	3,570	1,931	184	5,685
Consumer – total
2023 / 2022	7,233	1,438	17	8,688	19	15,198	3,097	16	18,311
2022 / 2021	13,296	1,994	27	15,317	0	23,773	2,111	60	25,944
2021 / 2020	21,306	1,776	73	23,155	0	13,483	2,032	34	15,549
2020 / 2019	12,518	1,279	91	13,888	0	10,184	1,597	85	11,866
2019 / 2018	9,619	1,493	82	11,194	0	6,651	762	51	7,464
Prior years	38,374	2,168	220	40,762	16	35,342	2,199	254	37,795
Total term loans	102,346	10,148	510	113,004	35	104,631	11,798	500	116,929
Revolving loans	25,469	3,022	346	28,837	0	30,570	2,973	336	33,879
Total	127,815	13,170	856	141,841	35	135,201	14,771	836	150,808
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	6M23					2022
	Investment grade	Non-investment grade			Gross write-offs (YTD)	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Real estate
2023 / 2022	1,481	1,358	31	2,870	0	3,601	2,499	5	6,105
2022 / 2021	2,538	1,405	123	4,066	0	7,001	2,441	0	9,442
2021 / 2020	5,422	1,920	0	7,342	0	3,071	855	4	3,930
2020 / 2019	2,726	873	5	3,604	0	959	297	56	1,312
2019 / 2018	909	263	41	1,213	0	698	219	1	918
Prior years	2,522	384	24	2,930	0	2,109	217	24	2,350
Total term loans	15,598	6,203	224	22,025	0	17,439	6,528	90	24,057
Revolving loans	502	309	148	959	0	694	281	125	1,100
Total	16,100	6,512	372	22,984	0	18,133	6,809	215	25,157
Commercial and industrial loans
2023 / 2022	5,766	7,253	144	13,163	5	7,858	11,181	263	19,302
2022 / 2021	3,208	5,198	117	8,523	12	3,576	4,204	212	7,992
2021 / 2020	2,791	3,359	90	6,240	19	1,810	2,251	178	4,239
2020 / 2019	1,604	1,674	166	3,444	0	1,566	2,359	130	4,055
2019 / 2018	1,203	1,901	36	3,140	0	742	1,343	161	2,246
Prior years	2,360	2,781	262	5,403	2	1,619	2,355	204	4,178
Total term loans	16,932	22,166	815	39,913	38	17,171	23,693	1,148	42,012
Revolving loans	9,408	6,208	287	15,903	5	10,277	6,799	278	17,354
Total	26,340	28,374	1,102	55,816	43	27,448	30,492	1,426	59,366
Financial institutions
2023 / 2022	5,964	681	41	6,686	0	4,480	1,026	90	5,596
2022 / 2021	1,078	597	2	1,677	0	2,850	856	0	3,706
2021 / 2020	1,976	397	0	2,373	0	1,034	67	0	1,101
2020 / 2019	968	43	0	1,011	0	602	7	0	609
2019 / 2018	340	4	0	344	0	521	2	1	524
Prior years	1,166	40	1	1,207	0	(940)	71	1	(868)
Total term loans	11,492	1,762	44	13,298	0	8,547	2,029	92	10,668
Revolving loans	10,907	810	96	11,813	1	10,111	822	110	11,043
Total	22,399	2,572	140	25,111	1	18,658	2,851	202	21,711
Governments and public institutions
2023 / 2022	62	20	0	82	0	147	22	0	169
2022 / 2021	442	4	0	446	0	458	35	0	493
2021 / 2020	101	31	0	132	0	126	40	0	166
2020 / 2019	124	33	0	157	0	97	1	10	108
2019 / 2018	96	1	11	108	0	55	0	0	55
Prior years	182	9	1	192	0	171	15	1	187
Total term loans	1,007	98	12	1,117	0	1,054	113	11	1,178
Revolving loans	10	1	0	11	0	9	0	0	9
Total	1,017	99	12	1,128	0	1,063	113	11	1,187
Corporate & institutional – total
2023 / 2022	13,273	9,312	216	22,801	5	16,086	14,728	358	31,172
2022 / 2021	7,266	7,204	242	14,712	12	13,885	7,536	212	21,633
2021 / 2020	10,290	5,707	90	16,087	19	6,041	3,213	182	9,436
2020 / 2019	5,422	2,623	171	8,216	0	3,224	2,664	196	6,084
2019 / 2018	2,548	2,169	88	4,805	0	2,016	1,564	163	3,743
Prior years	6,230	3,214	288	9,732	2	2,959	2,658	230	5,847
Total term loans	45,029	30,229	1,095	76,353	38	44,211	32,363	1,341	77,915
Revolving loans	20,827	7,328	531	28,686	6	21,091	7,902	513	29,506
Total	65,856	37,557	1,626	105,039	44	65,302	40,265	1,854	107,421

Total loans held at amortized cost by internal counterparty rating
	6M23						2022
	Investment grade	Non-investment grade				Gross write-offs (YTD)	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total			AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2023 / 2022	20,506	10,750	233	31,489		24	31,284	17,825	374	49,483
2022 / 2021	20,562	9,198	269	30,029		12	37,658	9,647	272	47,577
2021 / 2020	31,596	7,483	163	39,242		19	19,524	5,245	216	24,985
2020 / 2019	17,940	3,902	262	22,104		0	13,408	4,261	281	17,950
2019 / 2018	12,167	3,662	170	15,999		0	8,667	2,326	214	11,207
Prior years	44,604	5,382	508	50,494		18	38,301	4,857	484	43,642
Total term loans	147,375	40,377	1,605	189,357		73	148,842	44,161	1,841	194,844
Revolving loans	46,296	10,350	877	57,523		6	51,661	10,875	849	63,385
Total loans to third parties	193,671	50,727	2,482	246,880		79	200,503	55,036	2,690	258,229
Total loans to entities under common control	1,426	33	0	1,459		0	3,920	30	0	3,950
Total	195,097	50,760	2,482	248,339	[1]	79	204,423	55,066	2,690	262,179	[1]
1 Excluded accrued interest on loans held at amortized cost of CHF 573 million and CHF 534 million as of the end of 6M23 and 2022, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Bank’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	6M23					2022
	Investment grade	Non-investment grade			Gross write-offs (YTD)	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2023 / 2022	0	0	0	0	0	0	0	0	0
2022 / 2021	0	9	0	9	0	0	7	0	7
2021 / 2020	0	0	0	0	0	0	0	0	0
2020 / 2019	0	0	0	0	0	0	0	0	0
2019 / 2018	0	0	0	0	0	0	47	0	47
Prior years	0	29	0	29	0	0	0	0	0
Total term positions	0	38	0	38	0	0	54	0	54
Revolving positions	0	1,417	0	1,417	0	0	1,711	0	1,711
Total	0	1,455	0	1,455	0	0	1,765	0	1,765
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
6M23 (CHF million)
Mortgages	103,687	143	85	16	271	515	104,202
Loans collateralized by securities	31,483	4	1	4	284	293	31,776
Consumer finance	5,403	232	14	56	158	460	5,863
Consumer	140,573	379	100	76	713	1,268	141,841
Real estate	22,679	31	101	0	173	305	22,984
Commercial and industrial loans	54,743	424	235	40	374	1,073	55,816
Financial institutions	24,729	121	31	93	137	382	25,111
Governments and public institutions	1,113	3	1	0	11	15	1,128
Corporate & institutional	103,264	579	368	133	695	1,775	105,039
Total loans to third parties	243,837	958	468	209	1,408	3,043	246,880
Total loans to entities under common control	1,459	0	0	0	0	0	1,459
Total loans held at amortized cost	245,296	958	468	209	1,408	3,043	248,339	[1]
2022 (CHF million)
Mortgages	107,033	66	43	8	334	451	107,484
Loans collateralized by securities	37,308	43	4	3	281	331	37,639
Consumer finance	5,147	248	82	63	145	538	5,685
Consumer	149,488	357	129	74	760	1,320	150,808
Real estate	24,946	35	49	0	127	211	25,157
Commercial and industrial loans	58,267	320	42	24	713	1,099	59,366
Financial institutions	21,480	72	0	0	159	231	21,711
Governments and public institutions	1,171	5	0	0	11	16	1,187
Corporate & institutional	105,864	432	91	24	1,010	1,557	107,421
Total loans to third parties	255,352	789	220	98	1,770	2,877	258,229
Total loans to entities under common control	3,950	0	0	0	0	0	3,950
Total loans held at amortized cost	259,302	789	220	98	1,770	2,877	262,179	[1]
1 Excluded accrued interest on loans held at amortized cost of CHF 573 million and CHF 534 million as of the end of 6M23 and 2022, respectively.
As of the end of 6M23 and 2022, the Bank did not have any loans that were past due more than 90 days and still accruing interest. Also, the Bank did not have any debt securities held-to-maturity or other financial assets held at amortized cost that were past due.
Non-accrual financial assets
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 19 – Financial instruments measured at amortized cost and credit losses” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on non-accrual loans.

Non-accrual loans held at amortized cost
	6M23				6M22
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	383	396	5	64	572	503	1	74
Loans collateralized by securities	283	285	0	2	262	238	2	2
Consumer finance	188	197	1	0	205	200	1	1
Consumer	854	878	6	66	1,039	941	4	77
Real estate	127	334	6	1	167	143	0	0
Commercial and industrial loans	801	551	10	12	686	696	6	57
Financial institutions	159	138	13	0	41	192	0	3
Governments and public institutions	11	11	1	2	19	11	0	2
Corporate & institutional	1,098	1,034	30	15	913	1,042	6	62
Total loans held at amortized cost	1,952	1,912	36	81	1,952	1,983	10	139
Loan modifications in 6M23
On January 1, 2023, the Bank adopted ASU 2022-02, applying the modified retrospective approach. Under the new accounting guidance, enhanced disclosures for certain loan refinancings and restructurings are required when a borrower is experiencing financial difficulty. For 6M23, these additional disclosures are presented in the below tables. Prior period disclosures are presented under the previous accounting guidance for troubled debt restructurings.
For the Bank’s loan modifications executed during 6M23, the following table presents the amortized cost base of these modified loans as of the end of 6M23, by major type of loan modification (and any combination thereof), as well as the balances of these modified loans in relation to the overall balance of the respective class of financing receivables.

Loan modifications by type
	6M23
in	Period-end amortized cost (CHF million)	In percent of class of financing receivables (%)
Principal forgiveness (PF)
Mortgages	0.6	0.00
Commercial and industrial loans	0.4	0.00
Total	1.0	–
Interest rate reduction (IRR)
Mortgages	3.6	0.00
Loans collateralized by securities	4.7	0.01
Consumer finance	0.0	0.00
Real estate	1.2	0.01
Commercial and industrial loans	14.7	0.03
Total	24.2	–
Term extension (TE)
Mortgages	45.7	0.04
Real estate	63.9	0.28
Commercial and industrial loans	103.5	0.19
Financial institutions	1.2	0.00
Total	214.3	–
Other than insignificant payment delay (OtIPD)
Commercial and industrial loans	14.4	0.03
Combination of IRR and TE
Commercial and industrial loans	9.7	0.02
Combination of TE and OtIPD
Commercial and industrial loans	37.6	0.07
Total loan modifications
Mortgages	49.9	0.05
Loans collateralized by securities	4.7	0.01
Real estate	65.1	0.28
Commercial and industrial loans	180.3	0.32
Financial institutions	1.2	0.00
Total	301.2	0.12
PF = Principal forgiveness; IRR = Interest rate reduction; TE = Term extension; OtIPD = Other than insignificant payment delay.
The following table presents the modification effect of the Bank’s loan modifications executed in 6M23, by type of loan modification (and any combination thereof).
Loan modifications – modification effects
in	6M23
Principal forgiveness (PF) (CHF million)
Mortgages	11.7
Commercial and industrial loans	7.2
Total	18.9
Interest rate reduction (IRR) (WAIRR in %)
Mortgages	1.28
Loans collateralized by securities	1.98
Consumer finance	2.71
Real estate	1.50
Commercial and industrial loans	1.84
Total	1.76
Term extension (TE) (WATE in years)
Mortgages	0.09
Real estate	1.25
Commercial and industrial loans	1.10
Financial institutions	0.58
Total	0.93
Other than insignificant payment delay (OtIPD) (CHF million)
Commercial and industrial loans	3.3
Combination of IRR and TE
Commercial and industrial loans
Interest rate reduction (%)	0.10
Term extension (Years)	0.87
Combination of TE and OtIPD
Commercial and industrial loans
Term extension (Years)	2.72
Payment delay (CHF million)	22.0
PF = Principal forgiveness; IRR = Interest rate reduction; TE = Term extension; OtIPD = Other than insignificant payment delay; WAIRR = Weighted average interest rate reduction; WATE = Weighted average term extension.

As of the end of 6M23, none of the loans that had been modified during 6M23 were past due as of the end of 6M23. Furthermore, none of the loans that had been modified in 6M23 defaulted again during the reporting period.
Expected credit losses on modified loans that are considered impaired are individually assessed. The performance of such loans following the modification, including any subsequent defaults, is taken into account for the measurement of the respective allowance for expected credit losses.
Expected credit losses on modified loans that are considered non-impaired are collectively assessed. The performance of collectively assessed loans is reflected in the probability of default of these loans, which is one of the three main inputs for the Bank’s model-based estimates of the allowance for credit losses on non-impaired loans.

Troubled debt restructurings in 6M22
Restructured financing receivables held at amortized cost
	6M22
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Real estate	1	102	82
Commercial and industrial loans	11	197	175
Total loans	12	299	257
In 6M22, the Bank did not have any restructured financing receivables held at amortized cost (troubled debt restructurings) that defaulted within 12 months from the date of restructuring.
14 Goodwill
6M23	Wealth Management		Swiss Bank	Asset Management		Investment Bank	Bank	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,281		481	1,106		4,878	7,758
Foreign currency translation impact	(10)		(9)	(31)		0	(50)
Other	0		0	(30)		30	0
Balance at end of period	1,271		472	1,045		4,908	7,708
Accumulated impairment (CHF million)
Balance at beginning of period	0		0	0		4,878	4,890
Impairment losses	1,271	[2]	0	1,045	[2]	30	2,346
Balance at end of period	1,271		0	1,045		4,908	7,236
Net book value (CHF million)
Net book value	0		472	0		0	472
Segments are shown net of adjustments regarding certain consolidating entities, including those relating to entities that are managed but are not owned or fully owned by Credit Suisse.
1
Gross amount of goodwill and accumulated impairment included CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

2 Includes adjustments regarding certain consolidating entities of CHF 23 million for Wealth Management and CHF 6 million for Asset Management.
> Refer to “Note 20 – Goodwill” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.
In accordance with US GAAP, the Bank continually assesses whether or not there has been a triggering event requiring a review of goodwill.
Effective January 1, 2023, the Bank is organized into five reporting units – Wealth Management, Swiss Bank, Asset Management, Investment Bank and the Capital Release Unit.
As a result of the announced strategy and organizational changes, the Private Fund Group business in the Asset Management reporting unit was transferred to the Investment Bank reporting unit effective January 1, 2023, resulting in a transfer of CHF 30 million of goodwill between the reporting units. The Bank fully impaired this goodwill in 1Q23.
Following a review of the Bank’s financial plans to reflect the deposit and assets under management outflows in 1Q23, the Bank concluded that the estimated fair value of the Wealth Management reporting unit was below its related carrying value and as a result a goodwill impairment charge of CHF 1.3 billion was recorded for the quarter, resulting in a goodwill balance of zero for that reporting unit. The fair value of the remaining reporting units with goodwill (Swiss Bank and Asset Management) exceeded their related carrying values and no further impairments were necessary as of March 31, 2023.
Due to the asset under management outflows and the projected impact on the profitability of the Asset Management reporting unit the Bank concluded that the estimated fair value of the Asset Management reporting was below its related carrying value and, as a result, a goodwill impairment charge of CHF 1.0 billion was recorded in 2Q23, resulting in a goodwill balance of zero for that reporting unit.
On August 31, 2023, UBS Group announced its update on strategy and the integration of Credit Suisse, which included the decision to integrate Credit Suisse (Schweiz) AG with UBS

Switzerland AG. The announcement represents a 3Q23 triggering event for goodwill impairment testing purposes. Based on the preliminary 3Q23 goodwill impairment assessment, the Bank has concluded that the estimated fair value of the Swiss Bank reporting unit is expected to support its carrying value although at a reduced margin. The results of the goodwill impairment evaluation would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the Swiss Bank reporting unit, the Bank could potentially incur material impairment charges in the future.
15 Other assets and other liabilities
end of	6M23	2022
Other assets (CHF million)
Cash collateral on derivative instruments	5,917	7,723
Cash collateral on non-derivative transactions	505	647
Derivative instruments used for hedging [1]	59	0
Assets held-for-sale	8,249	16,112
of which loans [2]	8,222	16,090
allowance for loans held-for-sale	(269)	(101)
of which real estate [3]	26	22
of which long-lived assets	1	0
Premises and equipment, net and right-of-use assets	3,684	5,799
Assets held for separate accounts	62	64
Interest and fees receivable	2,379	2,609
Deferred tax assets	83	259
Prepaid expenses	863	812
of which cloud computing arrangement implementation costs	27	65
Failed purchases	569	801
Defined benefit pension and post-retirement plan assets	538	560
Other	4,996	6,367
of which digital asset safeguarding assets	118	102
Other assets	27,904	41,753
Other liabilities (CHF million)
Cash collateral on derivative instruments	1,046	2,079
Cash collateral on non-derivative transactions	332	431
Derivative instruments used for hedging [1]	16	154
Operating leases liabilities	1,603	1,749
Provisions	2,727	1,494
of which expected credit losses on off-balance sheet credit exposures	207	217
Restructuring liabilities	51	114
Liabilities held for separate accounts	62	64
Interest and fees payable	3,867	3,779
Current tax liabilities	517	524
Deferred tax liabilities	178	670
Failed sales	864	1,471
Defined benefit pension and post-retirement plan liabilities	255	258
Other	3,790	4,039
of which digital asset safeguarding liabilities	118	102
Other liabilities	15,308	16,826
1 Amounts shown after counterparty and cash collateral netting.
2 Included as of the end of 6M23 and 2022 were CHF 272 million and CHF 458 million, respectively, in restricted loans, which represented collateral on secured borrowings.
3
As of the end of 6M23 and 2022, real estate held-for-sale included foreclosed or repossessed real estate of CHF 26 million and CHF 21 million, respectively, of which CHF 26 million and CHF 21 million, respectively, were related to residential real estate.

16 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk		AOCI
6M23 (CHF million)
Balance at beginning of period	(1,317)	(17,020)	(13)		(582)	(9)	3,874		(15,067)
Increase/(decrease)	289	(1,072)	1		(47)	0	3,746		2,917
Reclassification adjustments, included in net income/(loss)	(82)	59	0		3	1	(7,731)	[2]	(7,750)
Total increase/(decrease)	207	(1,013)	1		(44)	1	(3,985)		(4,833)
Balance at end of period	(1,110)	(18,033)	(12)		(626)	(8)	(111)		(19,900)
6M22 (CHF million)
Balance at beginning of period	(95)	(16,760)	13		(429)	(6)	(2,082)		(19,359)
Increase/(decrease)	(727)	934	(6)		0	(1)	3,516		3,716
Reclassification adjustments, included in net income/(loss)	(121)	0	0		4	1	17		(99)
Total increase/(decrease)	(848)	934	(6)		4	0	3,533		3,617
Balance at end of period	(943)	(15,826)	7		(425)	(6)	1,451		(15,742)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 6M23 and 6M22.
2 Included the impact of the additional tier 1 capital notes write-down of CHF 9,048 million and the related tax impact of CHF 1,440 million which represented non-cash transactions.
Details of significant reclassification adjustments
in	6M23	6M22
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments [1]	59	0
Gains/(losses) on cash flow hedges
Gross gains/(losses) [2]	(94)	(156)
Tax expense/(benefit)	12	35
Net of tax	(82)	(121)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [3]	(6)	5
Tax expense/(benefit)	9	(1)
Net of tax	3	4
Gains/(losses) on liabilities relating to credit risk
Reclassification adjustments [1]	(9,171)	17
Tax expense/(benefit)	1,440	0
Net of tax	(7,731)	17
1 Included in other revenues.
2 Included in interest and dividend income as well as operating expenses. Refer to "Note 20 - Derivatives and hedging activities" for further information.
3 These components are included in the computation of total benefit costs. Refer to "Note 19 – Pension and other post-retirement benefits" for further information.
17 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Bank’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Bank’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
The Bank uses master netting agreements to mitigate counterparty credit risk in certain transactions, including derivative contracts and securities borrowed, lent and subject to repurchase agreements.
Derivatives
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
	6M23			2022
end of	Derivative assets	Derivative liabilities		Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	6.8	8.0		8.6	9.8
OTC	19.5	18.9		25.1	23.5
Interest rate products	26.3	26.9		33.7	33.3
OTC-cleared	0.2	0.2		0.3	0.3
OTC	15.5	16.4		24.9	25.5
Exchange-traded	0.0	0.0		0.0	0.1
Foreign exchange products	15.7	16.6		25.2	25.9
OTC-cleared	0.1	0.1		0.0	0.0
OTC	4.6	7.4		4.3	7.1
Exchange-traded	16.2	15.3		18.6	18.3
Equity/index-related products	20.9	22.8		22.9	25.4
OTC-cleared	0.3	0.3		0.6	0.6
OTC	1.8	2.3		2.4	2.6
Credit derivatives	2.1	2.6		3.0	3.2
OTC-cleared	0.0	0.0		0.1	0.1
OTC	0.7	0.2		0.9	0.4
Exchange-traded	0.1	0.0		0.0	0.0
Other products [1]	0.8	0.2		1.0	0.5
OTC-cleared	7.4	8.6		9.6	10.8
OTC	42.1	45.2		57.6	59.1
Exchange-traded	16.3	15.3		18.6	18.4
Total gross derivatives subject to enforceable master netting agreements	65.8	69.1		85.8	88.3
Offsetting (CHF billion)
OTC-cleared	(7.4)	(8.6)		(9.5)	(10.7)
OTC	(37.5)	(40.4)		(50.5)	(52.9)
Exchange-traded	(15.5)	(15.3)		(18.0)	(18.2)
Offsetting	(60.4)	(64.3)		(78.0)	(81.8)
of which counterparty netting	(52.9)	(52.9)		(68.3)	(68.3)
of which cash collateral netting	(7.5)	(11.4)	[2]	(9.7)	(13.5)	[2]
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.0	0.0		0.1	0.1
OTC	4.6	4.8		7.1	6.2
Exchange-traded	0.8	0.0		0.6	0.2
Total net derivatives subject to enforceable master netting agreements	5.4	4.8		7.8	6.5
Total derivatives not subject to enforceable master netting agreements [3]	2.3	1.9		3.3	2.6
Total net derivatives presented in the consolidated balance sheets	7.7	6.7		11.1	9.1
of which recorded in trading assets and trading liabilities	7.6	6.7		11.1	8.9
of which recorded in other assets and other liabilities	0.1	0.0		0.0	0.2
1 Primarily precious metals, commodity and energy products.
2 Includes CHF 9,813 million and CHF 11,924 million as of the end of 6M23 and 2022, respectively, related to trading derivatives.
3 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
> Refer to “Note 27 – Offsetting of financial assets and financial liabilities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	6M23				2022
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	36.9	(5.5)	31.4		47.9	(10.7)	37.2
Securities borrowing transactions	3.0	0.0	3.0		4.5	0.0	4.5
Total subject to enforceable master netting agreements	39.9	(5.5)	34.4		52.4	(10.7)	41.7
Total not subject to enforceable master netting agreements [1]	18.4	–	18.4		17.1	–	17.1
Total	58.3	(5.5)	52.8	[2]	69.5	(10.7)	58.8	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 31,683 million and CHF 40,793 million of the total net amount as of the end of 6M23 and 2022, respectively, were reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities sold under repurchase agreements and securities lending transactions
	6M23				2022
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	7.1	(5.5)	1.6		27.8	(10.7)	17.1
Securities lending transactions	0.1	0.0	0.1		0.9	0.0	0.9
Obligation to return securities received as collateral, at fair value	2.2	0.0	2.2		2.9	0.0	2.9
Total subject to enforceable master netting agreements	9.4	(5.5)	3.9		31.6	(10.7)	20.9
Total not subject to enforceable master netting agreements [1]	1.2	–	1.2		2.5	–	2.5
Total	10.6	(5.5)	5.1		34.1	(10.7)	23.4
of which securities sold under repurchase agreements and securities lending transactions	8.4	(5.5)	2.9	[2]	31.1	(10.7)	20.4	[2]
of which obligation to return securities received as collateral, at fair value	2.2	0.0	2.2		3.0	0.0	3.0
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 1,330 million and CHF 14,133 million of the total net amount as of the end of 6M23 and 2022, respectively, were reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

Amounts not offset in the consolidated balance sheets
	6M23						2022
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	5.4	2.1		0.0		3.3	7.8	3.2		0.0		4.6
Securities purchased under resale agreements	31.4	31.4		0.0		0.0	37.2	37.1		0.1		0.0
Securities borrowing transactions	3.0	2.9		0.0		0.1	4.5	4.3		0.0		0.2
Total financial assets subject to enforceable master netting agreements	39.8	36.4		0.0		3.4	49.5	44.6		0.1		4.8
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	4.8	1.0		0.0		3.8	6.5	1.2		0.0		5.3
Securities sold under repurchase agreements	1.6	1.6		0.0		0.0	17.1	17.1		0.0		0.0
Securities lending transactions	0.1	0.1		0.0		0.0	0.9	0.8		0.0		0.1
Obligation to return securities received as collateral, at fair value	2.2	2.0		0.0		0.2	2.9	2.7		0.0		0.2
Total financial liabilities subject to enforceable master netting agreements	8.7	4.7		0.0		4.0	27.4	21.8		0.0		5.6
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Bank’s counterparty exposure.

18 Tax
Credit Suisse has used a year-to-date effective tax rate (discrete method) as the best estimate of the annual effective tax rate to calculate the 6M23 income tax expense. This is mainly due to the inability to forecast the annual effective tax rate for the year as a result of the acquisition of Credit Suisse Group AG by UBS and business uncertainty related to the previously disclosed issues affecting Credit Suisse.
In 6M23, Credit Suisse incurred an income tax expense of CHF 765 million on income before taxes of CHF 2,939 million. The continuous reassessment of Credit Suisse’s deferred tax assets/(liabilities) and uncertain tax positions was additionally impacted by the acquisition of Credit Suisse Group AG by UBS. The reassessment overall resulted in an impact of CHF 448 million. Additionally, Credit Suisse recorded an impact of CHF 233 million, mainly relating to the tax impact of profitable entities in certain geographical locations, adjusted for other non-deductible expenses. This also reflected the impact of the gain from the write-down of additional tier 1 capital notes, on which Credit Suisse utilized unvalued tax losses from prior years.
Net deferred tax assets/(liabilities)
end of	6M23	2022
Net deferred tax assets (CHF million)
Deferred tax assets	83	259
of which net operating losses	12	138
of which deductible temporary differences	71	121
Deferred tax liabilities	(178)	(670)
Net deferred tax assets/(liabilities)	(95)	(411)
Overall, net deferred tax liabilities of CHF 95 million decreased CHF 316 million in 6M23, primarily driven by a reduction in the deferred tax liability associated with the write-down of additional tier 1 capital notes, partially offset by the reassessment of the deferred tax assets.
19 Pension and other post-retirement benefits
> Refer to “Note 31 – Pension and other post-retirement benefits” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.
The Bank contributed and recognized expenses of CHF 222 million and CHF 222 million related to its defined contribution pension plans in 6M23 and 6M22, respectively.
The Bank expects to contribute CHF 17 million to the international single-employer defined benefit pension plans and CHF 12 million to other post-retirement defined benefit plans in 2023. As of the end of 6M23, CHF 9 million and CHF 6 million of contributions had been made to the international single-employer and other post-retirement defined benefit pension plans, respectively.
Components of net periodic benefit costs
in	6M23	6M22
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	6	8
Interest costs on benefit obligation	48	30
Expected return on plan assets	(66)	(33)
Amortization of recognized prior service cost/(credit)	1	1
Amortization of recognized actuarial losses	(6)	5
Net periodic benefit costs/(credits)	(17)	11
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses.

20 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 23 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M23	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	2,196.6	0.1	0.1	0.0	0.0	0.0
Swaps	7,405.9	19.9	18.8	129.8	0.1	1.7
Options bought and sold (OTC)	554.2	6.4	6.7	0.0	0.0	0.0
Futures	142.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.8	0.0	0.0	0.0	0.0	0.0
Interest rate products	10,299.6	26.4	25.6	129.8	0.1	1.7
Forwards	389.3	3.9	4.0	27.5	0.1	0.0
Swaps	318.3	10.0	10.8	0.0	0.0	0.0
Options bought and sold (OTC)	105.0	2.0	2.0	0.0	0.0	0.0
Futures	3.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.7	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	817.3	15.9	16.8	27.5	0.1	0.0
Forwards	0.1	0.0	0.0	0.0	0.0	0.0
Swaps	17.6	0.9	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	145.5	5.4	7.9	0.0	0.0	0.0
Futures	13.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	373.7	16.3	15.4	0.0	0.0	0.0
Equity/index-related products	550.5	22.6	23.7	0.0	0.0	0.0
Credit derivatives [2]	260.7	2.1	2.7	0.0	0.0	0.0
Forwards	5.0	0.1	0.1	0.0	0.0	0.0
Swaps	6.7	0.6	0.3	0.0	0.0	0.0
Options bought and sold (OTC)	7.0	0.1	0.1	0.0	0.0	0.0
Futures	3.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.9	0.1	0.0	0.0	0.0	0.0
Other products [3]	24.7	0.9	0.5	0.0	0.0	0.0
Total derivative instruments	11,952.8	67.9	69.3	157.3	0.2	1.7
The notional amount, PRV and NRV (trading and hedging) was CHF 12,110.1 billion, CHF 68.1 billion and CHF 71.0 billion, respectively, as of June 30, 2023.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2022	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	2,088.2	1.7	1.7	0.0	0.0	0.0
Swaps	9,140.3	24.3	21.7	130.1	0.1	1.8
Options bought and sold (OTC)	644.4	8.2	8.6	0.0	0.0	0.0
Futures	144.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	35.9	0.0	0.0	0.0	0.0	0.0
Interest rate products	12,053.7	34.2	32.0	130.1	0.1	1.8
Forwards	701.4	8.7	10.0	17.7	0.1	0.2
Swaps	353.5	14.3	13.5	0.0	0.0	0.0
Options bought and sold (OTC)	167.5	2.5	2.7	0.0	0.0	0.0
Futures	4.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.8	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,229.3	25.5	26.2	17.7	0.1	0.2
Forwards	0.3	0.0	0.0	0.0	0.0	0.0
Swaps	22.8	0.9	0.7	0.0	0.0	0.0
Options bought and sold (OTC)	181.4	5.2	7.5	0.0	0.0	0.0
Futures	42.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	469.3	18.9	18.5	0.0	0.0	0.0
Equity/index-related products	715.8	25.0	26.7	0.0	0.0	0.0
Credit derivatives [2]	352.0	3.2	3.4	0.0	0.0	0.0
Forwards	6.9	0.1	0.1	0.0	0.0	0.0
Swaps	9.5	0.7	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.1	0.1	0.0	0.0	0.0
Futures	12.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.7	0.1	0.0	0.0	0.0	0.0
Other products [3]	40.5	1.0	0.6	0.0	0.0	0.0
Total derivative instruments	14,391.3	88.9	88.9	147.8	0.2	2.0
The notional amount, PRV and NRV (trading and hedging) was CHF 14,539.1 billion, CHF 89.1 billion and CHF 90.9 billion, respectively, as of December 31, 2022.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 17 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or (losses) on fair value hedges
in	6M23	6M22
Interest rate products (CHF million)
Hedged items [1]	392	2,508
Derivatives designated as hedging instruments [1]	(400)	(2,370)
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	6M23					2022
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.9	(0.1)		0.0		0.8	(0.1)		0.0
Net loans	35.7	(0.1)		(1.8)		29.0	(1.3)		(0.7)
Liabilities (CHF billion)
Long-term debt	68.4	(0.5)		(4.5)		72.0	(1.0)		(4.4)
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	6M23	6M22
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	342	(821)
Gains/(losses) reclassified from AOCI into interest and dividend income	104	177
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	17	(50)
Total other operating expenses	(10)	(22)
Gains/(losses) reclassified from AOCI into income	(10)	(22)
As of the end of 6M23, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months is CHF 515 million.
Net investment hedges
in	6M23	6M22
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(81)	(57)
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	4	0
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 6 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Bank’s derivative instruments contain provisions that require the maintenance of contractually specified credit ratings from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreement could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of the contractually specified credit ratings. Such derivative contracts are reflected at close-out costs.
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral that could be called by counterparties in the event of a one-, two-, or three-notch downgrade in the contractually specified credit ratings. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	6M23				2022
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	1.1	0.1	0.0	1.2	1.2	0.1	0.1	1.4
Collateral posted	0.9	0.1	–	1.0	1.0	0.1	–	1.1
Impact of a one-notch downgrade event	0.3	0.0	0.0	0.3	0.4	0.0	0.1	0.5
Impact of a two-notch downgrade event	0.4	0.0	0.0	0.4	0.5	0.1	0.2	0.8
Impact of a three-notch downgrade event	0.5	0.1	0.0	0.6	0.5	0.1	0.2	0.8
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 3.2 billion and CHF 5.9 billion as of the end of 6M23 and 2022 were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	6M23							2022
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(37.7)	34.2		(3.5)	6.7		0.1	(52.8)	48.6		(4.2)	10.6		0.2
Non-investment grade	(14.5)	12.6		(1.9)	3.4		(0.1)	(22.3)	20.7		(1.6)	4.9		(0.2)
Total single-name instruments	(52.2)	46.8		(5.4)	10.1		0.0	(75.1)	69.3		(5.8)	15.5		0.0
of which sovereign	(11.8)	10.3		(1.5)	3.0		(0.1)	(12.8)	11.3		(1.5)	4.4		(0.1)
of which non-sovereign	(40.4)	36.5		(3.9)	7.1		0.1	(62.3)	58.0		(4.3)	11.1		0.1
Multi-name instruments (CHF billion)
Investment grade [2]	(54.0)	51.9		(2.1)	3.2		0.2	(54.3)	50.8		(3.5)	8.9		0.1
Non-investment grade	(18.0)	16.9		(1.1)	3.5	[3]	(0.5)	(30.9)	28.4		(2.5)	9.5	[3]	(0.6)
Total multi-name instruments	(72.0)	68.8		(3.2)	6.7		(0.3)	(85.2)	79.2		(6.0)	18.4		(0.5)
of which non-sovereign	(72.0)	68.8		(3.2)	6.7		(0.3)	(85.2)	79.2		(6.0)	18.4		(0.5)
Total instruments (CHF billion)
Investment grade [2]	(91.7)	86.1		(5.6)	9.9		0.3	(107.1)	99.4		(7.7)	19.5		0.3
Non-investment grade	(32.5)	29.5		(3.0)	6.9		(0.6)	(53.2)	49.1		(4.1)	14.4		(0.8)
Total instruments	(124.2)	115.6		(8.6)	16.8		(0.3)	(160.3)	148.5		(11.8)	33.9		(0.5)
of which sovereign	(11.8)	10.3		(1.5)	3.0		(0.1)	(12.8)	11.3		(1.5)	4.4		(0.1)
of which non-sovereign	(112.4)	105.3		(7.1)	13.8		(0.2)	(147.5)	137.2		(10.3)	29.5		(0.4)
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	6M23	2022
Credit derivatives (CHF billion)
Credit protection sold	124.2	160.3
Credit protection purchased	115.6	148.5
Other protection purchased	16.8	33.9
Other instruments [1]	4.1	9.3
Total credit derivatives	260.7	352.0
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M23 (CHF billion)
Single-name instruments	10.3	39.4	2.5	52.2
Multi-name instruments	5.6	60.5	5.9	72.0
Total instruments	15.9	99.9	8.4	124.2
2022 (CHF billion)
Single-name instruments	10.0	61.8	3.3	75.1
Multi-name instruments	6.5	71.5	7.2	85.2
Total instruments	16.5	133.3	10.5	160.3

21 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Bank to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Bank’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Bank are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer “Note 33 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M23 (CHF million)
Credit guarantees and similar instruments	1,558	990	2,548	2,490		18	1,636
Performance guarantees and similar instruments	3,489	2,310	5,799	5,155		39	2,843
Derivatives [2]	1,966	2,061	4,027	4,027		59	–
Other guarantees	3,697	2,141	5,838	5,837		60	2,628
Total guarantees	10,710	7,502	18,212	17,509		176	7,107
2022 (CHF million)
Credit guarantees and similar instruments	2,261	1,049	3,310	3,197		22	2,068
Performance guarantees and similar instruments	4,280	2,992	7,272	6,527		61	3,778
Derivatives [2]	2,646	2,596	5,242	5,242		101	–
Other guarantees	4,455	2,213	6,668	6,668		56	3,292
Total guarantees	13,642	8,850	22,492	21,634		240	9,138
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of protected deposits in case of specified restrictions or forced liquidation of a deposit-taking bank. In Switzerland, under the amended Swiss deposit insurance guarantee program, the jointly guaranteed amount is determined as the higher of CHF 6 billion or 1.6% of all protected deposits. As per notifications from the administrator of the Swiss deposit insurance program to the Bank and its Swiss bank subsidiaries, the Bank’s respective share was CHF 0.6 billion for the period January 1 to June 30, 2023. Amounts guaranteed under deposit insurance guarantee programs are reflected in other guarantees. For the period July 1, 2023 to June 30, 2024, the Bank’s share in the deposit insurance program, as per notifications from the administrator to the Bank and its Swiss bank subsidiaries, will be CHF 0.6 billion.
Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold. The Bank has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Bank has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Bank may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Bank will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Bank can successfully claim against parties that sold loans to the Bank and made representations and warranties to the Bank; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Bank is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 25 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Bank has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the “Guarantees” table and are discussed below.
> Refer “Note 33 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.
Other commitments
Other commitments of the Bank are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer “Note 33 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information.
Other commitments
	6M23						2022
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount
Other commitments (CHF million)
Irrevocable commitments under documentary credits	2,910	26	2,936		2,852		3,378	42	3,420		3,233
Irrevocable loan commitments	12,982	69,115	82,097	[2]	78,441		19,272	92,857	112,129	[2]	108,118
Forward reverse repurchase agreements	2,686	0	2,686		2,686		1,021	0	1,021		1,021
Other commitments	181	239	420		420		212	286	498		498
Total other commitments	18,759	69,380	88,139		84,399		23,883	93,185	117,068		112,870
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 112,275 million and CHF 129,224 million of unused credit limits as of the end of 6M23 and 2022, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

22 Transfers of financial assets and variable interest entities
> Refer to “Note 34 – Transfers of financial assets and variable interest entities” in VIII – Consolidated financial statements – Credit Suisse (Bank) – in the Credit Suisse Annual Report 2022 for further information.
Transfers of financial assets
> Refer to “Transfers of financial assets” in VIII – Consolidated financial statements – Credit Suisse (Bank) – Note 34 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2022 for further information.
Securitizations and asset-backed financings
The Bank does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M23 and 6M22 securitizations of financial assets or asset-backed financings that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations or asset-backed financings in which the Bank still has continuing involvement, regardless of when the securitization or asset-backed financing occurred.
Securitizations and asset-backed financings
in	6M23	6M22
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain [1]	0	5
Proceeds from transfer of assets [2]	0	2,819
Cash received on interests that continue to be held	13	22
RMBS
Net gain/(loss) [1]	0	(1)
Proceeds from transfer of assets [3]	0	6,799
Servicing fees	7	0
Cash received on interests that continue to be held	29	531
Other asset-backed financings
Net gain [1]	7	23
Proceeds from transfer of assets [4]	6,677	3,808
Purchases of previously transferred financial assets or its underlying collateral	(177)	(997)
Fees [5]	98	97
Cash received on interests that continue to be held	121	36
1
Includes primarily underwriting revenues, deferred origination fees and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization.

2 Included the receipt of non-cash beneficial interests (including risk retention securities) of CHF 0 and CHF 272 million in 6M23 and 6M22, respectively.
3 Included the receipt of non-cash beneficial interests (including risk retention securities) of CHF 0 and CHF 635 million in 6M23 and 6M22, respectively.
4 Includes the receipt of non-cash beneficial interests (including risk retention securities) and seller financing of CHF 4,251 and CHF 65 million in 6M23 and 6M22, respectively.
5 Represents primarily management fees and performance fees earned for investment management services provided to managed CLOs.
In 6M23, Credit Suisse completed the sale of a significant part of SPG to entities and funds managed by affiliates of Apollo. In connection with the initial closing of this transaction, Credit Suisse and Apollo entered into various ancillary agreements related to the transaction, including an investment management agreement, certain financing arrangements and a transition services agreement. The sale of Bank assets to certain entities of Apollo and related financing provided by the Bank to these entities represent asset-backed financings where the Bank has continuing involvement.
Continuing involvement in transferred financial assets
The Bank may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfers of financial assets” in VIII – Consolidated financial statements – Credit Suisse (Bank) – Note 34 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2022 for further information.
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE as of the end of 6M23 and 2022, regardless of when the transfer of assets occurred.
Principal amounts outstanding resulting from continuing involvement
end of	6M23	2022
CHF million
CMBS	5,170	17,193
RMBS	23,869	41,552
Other asset-backed financings	22,895	21,939
Principal amount outstanding relates to assets transferred from the Bank and does not include principal amounts for assets transferred from third parties.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 6M23 and 6M22.
> Refer to “Note 24 – Assets pledged and collateral” for further information.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M23	2022
CHF million
Other asset-backed financings
Trading assets	22	366
Other assets	209	154
Liability to SPEs, included in other liabilities	(231)	(520)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
> Refer to “Transfers of financial assets” in VIII – Consolidated financial statements – Credit Suisse (Bank) – Note 34 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2022 for further information.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 6M23 and 6M22.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	6M23	2022
CHF billion
Government debt securities	6.2	17.1
Corporate debt securities	2.0	6.9
Asset-backed securities	0.0	0.9
Equity securities	0.1	0.2
Other	0.0	5.1
Securities sold under repurchase agreements	8.3	30.2
Government debt securities	0.0	0.2
Corporate debt securities	0.0	0.3
Asset-backed securities	0.0	0.2
Equity securities	0.1	0.1
Other	0.0	0.1
Securities lending transactions	0.1	0.9
Government debt securities	1.0	1.2
Corporate debt securities	0.1	0.4
Asset-backed securities	0.0	0.1
Equity securities	1.1	1.3
Other	0.0	0.0
Obligation to return securities received as collateral, at fair value	2.2	3.0
Total	10.6	34.1
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
		Remaining contractual maturities
end of	No stated maturity	Up to 30 days	[1]	31-90 days	More than 90 days	Total
6M23 (CHF billion)
Securities sold under repurchase agreements	0.7	5.6		1.2	0.8	8.3
Securities lending transactions	0.1	0.0		0.0	0.0	0.1
Obligation to return securities received as collateral, at fair value	2.2	0.0		0.0	0.0	2.2
Total	3.0	5.6		1.2	0.8	10.6
2022 (CHF billion)
Securities sold under repurchase agreements	4.1	12.8		5.9	7.4	30.2
Securities lending transactions	0.5	0.2		0.0	0.2	0.9
Obligation to return securities received as collateral, at fair value	3.0	0.0		0.0	0.0	3.0
Total	7.6	13.0		5.9	7.6	34.1
1 Includes overnight transactions.
> Refer to “Note 17 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
> Refer to “Variable interest entities” in VIII – Consolidated financial statements – Credit Suisse (Bank) – Note 34 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2022 for further information.
Commercial paper conduit
The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed commercial paper (CP) conduit used for client and Bank financing purposes. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. In addition to CP, Alpine may also issue term notes with maturities up to 30 months. The Bank (including Alpine) can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 74 days as of the end of 6M23, and Alpine’s CP had exposures mainly in reverse repurchase agreements with a Bank entity and consumer loans. After maturity of the remaining CP in October 2023, the CP conduit activities of Alpine are expected to be discontinued.
> Refer to “Variable interest entities” in VIII – Consolidated financial statements – Credit Suisse (Bank) – Note 34 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2022 for further information on Alpine.
Consolidated VIEs
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Bank consolidates all VIEs related to financial intermediation for which it is the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 6M23 and 2022.
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
6M23 (CHF million)
Cash and due from banks	0	326	75	9	28	16	454
Trading assets	0	0	885	20	436	1	1,342
Other investments	0	0	0	52	510	132	694
Net loans	0	1,499	0	0	15	0	1,514
Other assets	0	8	1,143	34	58	411	1,654
of which loans held-for-sale	0	8	83	20	0	0	111
of which premises and equipment	0	0	0	0	0	0	0
Total assets of consolidated VIEs	0	1,833	2,103	115	1,047	560	5,658
Trading liabilities	0	7	0	0	5	1	13
Short-term borrowings	0	31	0	11	0	1	43
Long-term debt	0	0	1,566	0	0	43	1,609
Other liabilities	0	32	3	16	44	1,026	1,121
Total liabilities of consolidated VIEs	0	70	1,569	27	49	1,071	2,785
2022 (CHF million)
Cash and due from banks	15	94	68	17	24	11	229
Trading assets	0	954	1,154	23	457	0	2,588
Other investments	0	0	0	58	587	136	781
Net loans	0	3,260	0	0	16	134	3,410
Other assets	281	2,466	1,349	39	42	417	4,594
of which loans held-for-sale	279	2,445	119	21	0	0	2,864
Total assets of consolidated VIEs	296	6,774	2,571	137	1,126	698	11,602
Trading liabilities	0	1,057	0	0	6	0	1,063
Short-term borrowings	0	3,124	0	13	0	0	3,137
Long-term debt	84	0	1,860	0	0	152	2,096
Other liabilities	0	49	2	19	49	70	189
Total liabilities of consolidated VIEs	84	4,230	1,862	32	55	222	6,485

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Bank’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
> Refer to “Variable interest entities” in VIII – Consolidated financial statements – Credit Suisse (Bank) – Note 34 – Transfers of financial assets and variable interest entities in the Credit Suisse Annual Report 2022 for further information on non-consolidated VIEs.
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
6M23 (CHF million)
Trading assets	227	0		2,126	583	7	1,636	4,579
Net loans	138	66		3,152	1,983	10,142	1,531	17,012
Other assets	9	0		0	119	77	702	907
Total variable interest assets	374	66		5,278	2,685	10,226	3,869	22,498
Maximum exposure to loss	377	133		6,554	2,685	13,603	4,140	27,492
Total assets of non-consolidated VIEs	8,640	274		42,842	161,867	36,439	11,034	261,096
2022 (CHF million)
Trading assets	214	0		3,877	750	7	1,816	6,664
Net loans	314	1,440		2,521	1,934	7,617	2,201	16,027
Other assets	6	0		3	122	4	884	1,019
Total variable interest assets	534	1,440		6,401	2,806	7,628	4,901	23,710
Maximum exposure to loss	547	4,374		9,514	2,806	9,999	5,490	32,730
Total assets of non-consolidated VIEs	9,713	7,297		79,322	115,900	38,632	14,620	265,484
1 Includes liquidity facilities provided to third-party CP conduits through Alpine.

23 Financial instruments
The disclosure of the Bank’s financial instruments includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy; level 3 reconciliation; transfers in and out of level 3; quantitative disclosures of valuation techniques; and qualitative discussion of significant unobservable inputs);
■ Fair value option; and
■ Financial instruments not carried at fair value.
Concentration of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on the Bank’s concentration of credit risk.
Fair value measurement
A significant portion of the Bank’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section “Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs” should be read in conjunction with the tables “Assets and liabilities measured at fair value on a recurring basis”, “Quantitative information about level 3 assets measured at fair value on a recurring basis” and “Quantitative information about level 3 liabilities measured at fair value on a recurring basis”.
> Refer to “Note 35 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on the Bank’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 6M23	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	127	0	–		–		127
Interest-bearing deposits with banks	0	16	0	–		–		16
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	31,683	0	–		–		31,683
Securities received as collateral	1,852	368	0	–		–		2,220
Trading assets	21,567	72,949	2,712	(60,268)		278		37,238
of which debt securities	9,264	9,326	802	–		60		19,452
of which foreign governments	7,615	5,533	48	–		–		13,196
of which corporates	1,572	1,956	504	–		32		4,064
of which RMBS	0	1,069	87	–		–		1,156
of which CDO	13	581	159	–		–		753
of which equity securities	6,413	651	153	–		218		7,435
of which derivatives	4,663	61,962	1,195	(60,268)		–		7,552
of which interest rate products	16	26,333	47	–		–		–
of which foreign exchange products	26	15,824	25	–		–		–
of which equity/index-related products	4,615	17,458	488	–		–		–
of which credit derivatives	0	1,989	140	–		–		–
of which other derivatives	0	190	495	–		–		–
of which other trading assets	1,227	1,010	562	–		–		2,799
Investment securities	0	854	0	–		–		854
Other investments	0	15	1,942	–		448		2,405
of which other equity investments	0	15	1,428	–		336		1,779
of which life finance instruments	0	0	510	–		–		510
Loans	0	3,741	815	–		–		4,556
of which commercial and industrial loans	0	1,928	219	–		–		2,147
of which financial institutions	0	810	287	–		–		1,097
of which government and public institutions	0	910	219	–		–		1,129
Other intangible assets (mortgage servicing rights)	0	0	337	–		–		337
Other assets	66	4,620	907	(146)		–		5,447
of which failed purchases	50	479	12	–		–		541
of which loans held-for-sale	0	3,674	799	–		–		4,473
Total assets at fair value	23,485	114,373	6,713	(60,414)		726		84,883
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M23	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	101	0	–		–		101
Customer deposits	0	1,493	274	–		–		1,767
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	1,330	0	–		–		1,330
Obligation to return securities received as collateral	1,852	368	0	–		–		2,220
Trading liabilities	9,898	63,196	2,461	(62,622)		–		12,933
of which short positions	5,048	826	10	–		–		5,884
of which debt securities	1,630	643	1	–		–		2,274
of which foreign governments	1,540	168	0	–		–		1,708
of which corporates	36	472	1	–		–		509
of which equity securities	3,418	183	9	–		–		3,610
of which derivatives	4,850	62,370	2,132	(62,622)		–		6,730
of which interest rate products	12	25,415	161	–		–		–
of which foreign exchange products	27	16,769	1	–		–		–
of which equity/index-related products	4,804	17,541	1,452	–		–		–
of which credit derivatives	0	2,460	239	–		–		–
of which other derivatives	1	39	279	–		–		–
of which other trading liabilities	0	0	319	–		–		319
Short-term borrowings	0	4,205	204	–		–		4,409
Long-term debt	0	33,716	6,355	–		–		40,071
of which structured notes over one year and up to two years	0	6,790	428	–		–		7,218
of which structured notes over two years	0	21,332	4,263	–		–		25,595
of which other debt instruments over two years	0	2,548	1,564	–		–		4,112
Other liabilities	45	3,053	277	(1,743)		–		1,632
Total liabilities at fair value	11,795	107,462	9,571	(64,365)		–		64,463
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2022	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	198	0	–		–		198
Interest-bearing deposits with banks	0	14	0	–		–		14
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	100	40,693	0	–		–		40,793
Securities received as collateral	2,318	660	0	–		–		2,978
Trading assets	33,724	105,555	3,828	(77,695)		543		65,955
of which debt securities	13,084	23,288	1,211	–		31		37,614
of which foreign governments	10,117	5,597	86	–		–		15,800
of which corporates	2,718	4,998	413	–		31		8,160
of which RMBS	5	10,417	444	–		–		10,866
of which CDO	197	941	216	–		–		1,354
of which equity securities	11,772	676	222	–		512		13,182
of which derivatives	7,571	79,606	1,661	(77,695)		–		11,143
of which interest rate products	1,617	31,900	671	–		–		–
of which foreign exchange products	24	25,512	17	–		–		–
of which equity/index-related products	5,927	18,669	295	–		–		–
of which credit derivatives	0	3,059	130	–		–		–
of which other derivatives	0	197	548	–		–		–
of which other trading assets	1,297	1,985	734	–		–		4,016
Investment securities	0	796	0	–		–		796
Other investments	0	17	3,313	–		400		3,730
of which other equity investments	0	17	2,725	–		328		3,070
of which life finance instruments	0	0	587	–		–		587
Loans	0	6,318	1,040	–		–		7,358
of which commercial and industrial loans	0	2,381	300	–		–		2,681
of which financial institutions	0	2,591	398	–		–		2,989
of which government and public institutions	0	1,112	254	–		–		1,366
Other intangible assets (mortgage servicing rights)	0	44	359	–		–		403
Other assets	78	8,316	773	(220)		–		8,947
of which failed purchases	54	664	12	–		–		730
of which loans held-for-sale	0	7,165	648	–		–		7,813
Total assets at fair value	36,220	162,611	9,313	(77,915)		943		131,172
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2022	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	490	0	–		–		490
Customer deposits	0	2,212	252	–		–		2,464
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,133	0	–		–		14,133
Obligation to return securities received as collateral	2,318	660	0	–		–		2,978
Trading liabilities	13,131	83,351	1,881	(80,026)		–		18,337
of which short positions	6,556	2,595	16	–		–		9,167
of which debt securities	3,228	2,232	1	–		–		5,461
of which foreign governments	3,150	272	0	–		–		3,422
of which corporates	53	1,957	1	–		–		2,011
of which equity securities	3,328	363	15	–		–		3,706
of which derivatives	6,575	80,756	1,640	(80,026)		–		8,945
of which interest rate products	1,566	30,288	118	–		–		–
of which foreign exchange products	20	26,180	1	–		–		–
of which equity/index-related products	4,981	20,731	1,083	–		–		–
of which credit derivatives	0	3,157	242	–		–		–
of which other derivatives	5	210	196	–		–		–
of which other trading liabilities	0	0	225	–		–		225
Short-term borrowings	0	6,330	453	–		–		6,783
Long-term debt	0	51,185	6,734	–		–		57,919
of which structured notes over one year and up to two years	0	10,697	439	–		–		11,136
of which structured notes over two years	0	23,409	4,307	–		–		27,716
of which other debt instruments over two years	0	2,961	1,728	–		–		4,689
of which high-trigger instruments	0	7,484	28	–		–		7,512
Other liabilities	133	3,794	203	(1,844)		–		2,286
Total liabilities at fair value	15,582	162,155	9,523	(81,870)		–		105,390
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M23	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Trading assets	3,828	708	(465)	807	(1,550)	406	(349)	44	(611)	0	2	0	0	(108)	2,712	(251)
of which debt securities	1,211	509	(226)	660	(1,283)	0	(21)	(12)	0	0	2	0	0	(38)	802	36
of which corporates	413	347	(99)	604	(757)	0	0	(10)	25	0	0	0	0	(19)	504	67
of which RMBS	444	61	(114)	27	(313)	0	(6)	0	(2)	0	0	0	0	(10)	87	9
of which CDO	216	86	(6)	29	(158)	0	(6)	0	(1)	0	2	0	0	(3)	159	(20)
of which derivatives	1,661	172	(173)	0	0	406	(293)	25	(558)	0	0	0	0	(45)	1,195	(257)
of which interest rate products	671	4	(30)	0	0	33	(48)	(1)	(553)	0	0	0	0	(29)	47	(396)
of which equity/index-related products	295	70	(79)	0	0	233	(74)	19	18	0	0	0	0	6	488	111
of which credit derivatives	130	82	(45)	0	0	28	(55)	4	(1)	0	0	0	0	(3)	140	9
of which other derivatives	548	0	0	0	0	103	(112)	1	(27)	0	0	0	0	(18)	495	21
of which other trading assets	734	10	(63)	135	(164)	0	(35)	3	(37)	0	0	0	0	(21)	562	(12)
Other investments	3,313	6	(921)	15	(97)	0	0	0	(234)	0	(73)	0	0	(67)	1,942	(234)
of which other equity investments	2,725	3	(921)	3	(33)	0	0	0	(226)	0	(73)	0	0	(50)	1,428	(244)
of which life finance instruments	587	0	0	12	(64)	0	0	0	(8)	0	0	0	0	(17)	510	13
Loans	1,040	222	(81)	1	(17)	5	(238)	27	(125)	0	0	0	0	(19)	815	(38)
of which commercial and industrial loans	300	164	(81)	0	(15)	5	(75)	25	(106)	0	0	0	0	2	219	(44)
of which financial institutions	398	1	0	0	0	0	(95)	1	(6)	0	0	0	0	(12)	287	10
of which government and public institutions	254	41	0	0	(1)	0	(65)	1	(6)	0	0	0	0	(5)	219	3
Other intangible assets (mortgage servicing rights)	359	43	0	0	0	0	0	0	(54)	0	0	0	0	(11)	337	(54)
Other assets	773	305	(143)	192	(179)	28	(78)	7	5	0	(2)	0	0	(1)	907	(19)
of which loans held-for-sale	648	302	(142)	156	(152)	28	(77)	7	27	0	0	0	0	2	799	(1)
Total assets at fair value	9,313	1,284	(1,610)	1,015	(1,843)	439	(665)	78	(1,019)	0	(73)	0	0	(206)	6,713	(596)
Liabilities (CHF million)
Customer deposits	252	0	0	0	0	309	(38)	0	(210)	0	0	0	(19)	(20)	274	(12)
Trading liabilities	1,881	401	(378)	75	(47)	417	(392)	69	490	0	0	0	0	(55)	2,461	462
of which derivatives	1,640	400	(377)	0	0	417	(392)	69	421	0	0	0	0	(46)	2,132	409
of which equity/index-related products	1,083	204	(320)	0	0	336	(122)	63	237	0	0	0	0	(29)	1,452	341
of which credit derivatives	242	167	(41)	0	0	17	(194)	4	48	0	0	0	0	(4)	239	29
of which other derivatives	196	(1)	1	0	0	49	(46)	(1)	89	0	0	0	0	(8)	279	4
Short-term borrowings	453	129	(112)	0	0	128	(380)	5	(11)	0	0	0	1	(9)	204	(54)
Long-term debt	6,734	2,069	(1,971)	0	0	1,552	(2,101)	103	(39)	0	(28)	29	223	(216)	6,355	47
of which structured notes over two years	4,307	1,559	(1,527)	0	0	1,426	(1,812)	97	115	0	0	27	216	(145)	4,263	225
of which other debt instruments over two years	1,728	101	0	0	0	0	(45)	0	(169)	0	0	0	0	(51)	1,564	(191)
Other liabilities	203	394	(2)	24	(34)	51	(57)	(2)	63	(4)	(356)	0	0	(3)	277	21
Total liabilities at fair value	9,523	2,993	(2,463)	99	(81)	2,457	(2,968)	175	293	(4)	(384)	29	205	(303)	9,571	464
Net assets/(liabilities) at fair value	(210)	(1,709)	853	916	(1,762)	(2,018)	2,303	(97)	(1,312)	4	311	(29)	(205)	97	(2,858)	(1,060)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M23, changes in net unrealized gains/(losses) of CHF (582) million and CHF (246) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF (232) million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M22	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	3	(3)	0	0	0	0	0	0	0	0	0
Securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading assets	4,503	907	(1,174)	3,539	(3,324)	580	(548)	36	(338)	0	(8)	0	0	227	4,400	477
of which debt securities	1,225	515	(733)	2,899	(2,571)	0	0	(106)	(313)	0	(8)	0	0	97	1,005	562
of which corporates	478	161	(385)	2,412	(2,048)	0	0	(106)	(276)	0	0	0	0	63	299	662
of which RMBS	424	77	(131)	243	(326)	0	0	4	100	0	0	0	0	19	410	28
of which derivatives	2,187	216	(326)	0	0	580	(409)	98	(31)	0	0	0	0	83	2,398	17
of which interest rate products	624	4	(6)	0	0	60	(28)	(1)	252	0	0	0	0	20	925	141
of which other derivatives	1,034	10	(5)	0	0	158	(154)	3	(381)	0	0	0	0	41	706	(373)
of which other trading assets	896	57	(45)	555	(727)	0	(139)	6	82	0	0	0	0	37	722	(112)
Other investments	3,666	71	0	51	(118)	0	0	0	(162)	0	(52)	0	0	118	3,574	(99)
of which other equity investments	2,863	71	0	37	(5)	0	0	0	(115)	0	(60)	0	0	84	2,875	(77)
of which life finance instruments	789	0	0	14	(105)	0	0	0	(47)	0	0	0	0	34	685	(22)
Loans	1,534	313	(317)	0	(20)	3	(369)	21	(64)	0	0	0	0	88	1,189	(97)
of which commercial and industrial loans	717	74	(300)	0	(8)	3	(123)	12	(46)	0	0	0	0	39	368	(54)
of which financial institutions	465	75	0	0	0	0	(219)	0	10	0	0	0	0	33	364	(17)
of which government and public institutions	289	95	0	0	0	0	1	(1)	(25)	0	0	0	0	12	371	(26)
Other intangible assets (mortgage servicing rights)	167	102	0	0	0	0	0	0	(21)	0	0	0	0	7	255	(21)
Other assets	694	170	(114)	510	(512)	114	(199)	6	3	0	4	0	0	46	722	0
of which loans held-for-sale	562	153	(109)	493	(509)	113	(199)	14	9	0	0	0	0	39	566	2
Total assets at fair value	10,578	1,563	(1,605)	4,100	(3,988)	700	(1,119)	63	(582)	0	(56)	0	0	486	10,140	260
Liabilities (CHF million)
Customer deposits	394	0	0	0	0	0	(15)	0	(26)	0	0	0	(41)	(13)	299	(70)
Obligation to return securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading liabilities	2,809	856	(882)	18	(83)	502	(629)	37	(290)	0	0	0	0	118	2,456	(188)
of which derivatives	2,784	746	(870)	0	(61)	502	(629)	38	(228)	0	0	0	0	120	2,402	(180)
of which equity/index-related products	1,787	611	(596)	0	0	279	(232)	(9)	(468)	0	0	0	0	75	1,447	(348)
of which other derivatives	540	7	(4)	0	(61)	89	(113)	3	73	0	0	0	0	26	560	(15)
Short-term borrowings	1,032	124	(522)	0	0	639	(500)	(43)	(58)	0	0	0	0	44	716	18
Long-term debt	9,676	1,259	(4,863)	0	0	4,531	(2,960)	(499)	(746)	0	0	(35)	(202)	495	6,656	(756)
of which structured notes over two years	6,318	1,106	(3,441)	0	0	3,888	(2,595)	(416)	(586)	0	0	(34)	(201)	344	4,383	(740)
of which other debt instruments over two years	1,854	0	0	0	0	0	(26)	0	(84)	0	0	0	0	82	1,826	0
Other liabilities	517	41	(2)	8	(21)	58	(71)	(2)	(22)	1	(35)	0	0	23	495	16
Total liabilities at fair value	14,442	2,280	(6,269)	26	(118)	5,730	(4,175)	(507)	(1,142)	1	(35)	(35)	(243)	667	10,622	(980)
Net assets/(liabilities) at fair value	(3,864)	(717)	4,664	4,074	(3,870)	(5,030)	3,056	570	560	(1)	(21)	35	243	(181)	(482)	1,240
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 6M22, changes in net unrealized gains/(losses) of CHF 1,044 million and CHF (77) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 273 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

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Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the tables above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Bank employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the tables above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Bank typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 6M23 were CHF 1,284 million, primarily from trading assets, loans held-for-sale and loans. These transfers were primarily in the Non-Core Unit and securitized products businesses, due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 6M23 were CHF 1,610 million, primarily in other investments and trading assets. These transfers were mainly from the equity investment in SIX due to a change in accounting treatment from fair value to the equity method reflecting the increase in the combined stake as a result of the acquisition by UBS. Transfers were also from securitized products and markets businesses, due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 liabilities during 6M23 were CHF 2,993 million, primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data. Transfers out of level 3 liabilities of CHF 2,463 million in 6M23 were primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, mortality rate, price, recovery rate or UK mortality, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of correlation, credit spread, volatility, discount rate, fund gap risk, market implied life expectancy (for life settlement and premium finance instruments) or tax swap rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs credit spread, fund gap risk, market implied life expectancy or price would increase the fair value. An increase in the significant unobservable inputs of buyback probability, correlation, discount rate, dividend yield, mean reversion, recovery rate, unadjusted net asset value (NAV), volatility or UK mortality would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 6M23	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	2,712
of which debt securities	802
of which corporates	504
of which	97	Discounted cash flow	Credit spread, in bp		35	750	407
			Price, in %		0	101	52
of which	58	Market comparable	Price, in %		0	97	49
			Price, in actuals		100	100	100
of which	349	Price	Price, in %		30	126	97
			Price, in actuals		1	11,600	6,179
of which CDO	159
of which	85	Discounted cash flow	Discount rate, in %		8	20	15
of which	43	Market comparable	Price, in %		26	100	81
of which derivatives	1,195
of which equity/index-related products	488
of which	373	Option model	Buyback probability, in %	[2]	50	100	69
			Correlation, in %		0	100	78
			Fund gap risk, in %	[3]	1	1	1
			Volatility, in %		5	124	37
of which	94	Price	Price, in %		95	95	95
			Price, in actuals		0	125	19
of which other derivatives	495	Discounted cash flow	Market implied life expectancy, in years		2	13	6
			UK Mortality, in %		74	139	99
of which other trading assets	562
of which	436	Discounted cash flow	Market implied life expectancy, in years		3	12	6
			Tax swap rate, in %		30	30	30
of which	104	Market comparable	Price, in %		0	104	12
of which	20	Option model	Mortality rate, in %		0	70	6
Other investments	1,942
of which other equity investments	1,428
of which	1,250	Market comparable	Price, in actuals		0	100	8
of which	147	Price	Price, in actuals		0	524	101
of which	1	Option model	Price, in actuals		98	693	396
of which life finance instruments	510	Discounted cash flow	Market implied life expectancy, in years		2	14	6
Loans	815
of which commercial and industrial loans	219
of which	55	Discounted cash flow	Credit spread, in bp		252	3,263	432
of which	17	Market comparable	Price, in %		75	75	75
of which	146	Price	Price, in %		4	100	38
of which financial institutions	287
of which	201	Discounted cash flow	Credit spread, in bp		236	544	314
of which	86	Price	Price, in %		23	63	56
of which government and public institutions	219
of which	125	Discounted cash flow	Credit spread, in bp		231	650	357
of which	94	Price	Price, in %		36	53	37
Other assets	907
of which loans held-for-sale	799
of which	281	Discounted cash flow	Credit spread, in bp		244	3,263	527
			Recovery rate, in %		65	65	65
of which	494	Market comparable	Price, in %		0	200	77
of which	5	Price	Price, in %		0	53	34
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 2022	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	3,828
of which debt securities	1,211
of which corporates	413
of which	118	Discounted cash flow	Credit spread, in bp		10	7,589	620
			Price, in %		0	101	53
of which	75	Market comparable	Price, in %		0	101	51
			Price, in actuals		1	218	29
of which	216	Price	Price, in %		30	126	87
			Price, in actuals		0	11,640	2,203
of which RMBS	444	Discounted cash flow	Discount rate, in %		3	33	12
of which derivatives	1,661
of which interest rate products	671
of which	1	Discounted cash flow	Volatility, in %		95	110	103
of which	662	Option model	Contingent probability, in %		95	95	95
			Mean reversion, in %	[2]	25	25	25
			Prepayment rate, in %		14	19	17
			Volatility, in %		(3)	1	(1)
of which other derivatives	548	Discounted cash flow	Market implied life expectancy, in years		2	13	6
			UK Mortality, in %		74	139	99
of which other trading assets	734
of which	458	Discounted cash flow	Market implied life expectancy, in years		3	13	6
			Tax swap rate, in %		30	30	30
of which	251	Market comparable	Price, in %		0	109	27
of which	25	Option model	Mortality rate, in %		0	70	6
Other investments	3,313
of which other equity investments	2,725
of which	2,443	Market comparable	Price, in actuals		0	275	109
of which	174	Price	Price, in actuals		1	15	13
of which	46	Discounted cash flow	Discount rate, in %		8	8	8
of which life finance instruments	587	Discounted cash flow	Market implied life expectancy, in years		2	15	6
Loans	1,040
of which commercial and industrial loans	300
of which	124	Discounted cash flow	Credit spread, in bp		280	2,596	756
of which	22	Market comparable	Price, in %		74	74	74
of which	153	Price	Price, in %		6	100	53
of which financial institutions	398
of which	282	Discounted cash flow	Credit spread, in bp		242	1,278	497
of which	115	Price	Price, in %		22	72	66
of which government and public institutions	254
of which	158	Discounted cash flow	Credit spread, in bp		534	1,339	680
of which	96	Price	Price, in %		35	42	36
Other assets	773
of which loans held-for-sale	648
of which	258	Discounted cash flow	Credit spread, in bp		299	594	368
			Recovery rate, in %		55	55	55
of which	363	Market comparable	Price, in %		0	145	78
of which	14	Price	Price, in %		0	79	59
1 Weighted average is calculated based on the fair value of the instruments.
2 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 6M23	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	2,461
of which derivatives	2,132
of which equity/index-related products	1,452
of which	1,416	Option model	Correlation, in %		0	100	78
			Dividend yield, in %		0	8	4
			Volatility, in %		5	124	42
of which	20	Price	Price, in actuals		0	1,562	48
of which credit derivatives	239
of which	115	Discounted cash flow	Credit spread, in bp		6	752	176
			Discount rate, in %		6	31	11
			Recovery rate, in %		25	100	73
of which	114	Price	Price, in %		99	101	100
of which other derivatives	279	Discounted cash flow	Market implied life expectancy, in years		2	17	5
			UK Mortality, in %		74	103	97
Short-term borrowings	204
of which	65	Discounted cash flow	Credit spread, in bp		4	118	17
of which	119	Option model	Correlation, in %		0	100	78
			Buyback probability, in %	[2]	50	100	69
			Fund gap risk, in %	[3]	1	1	1
			Unadjusted NAV, in actuals		88	2,267	372
			Volatility, in %		5	124	43
of which	4	Price	Price, in %		20	20	20
Long-term debt	6,355
of which structured notes over two years	4,263
of which	578	Discounted cash flow	Credit spread, in bp		5	363	104
of which	3,658	Option model	Buyback probability, in %	[2]	50	100	69
			Correlation, in %		(10)	100	78
			Credit spread, in bp		100	216	168
			Fund gap risk, in %	[3]	1	1	1
			Mean reversion, in %	[4]	25	25	25
			Unadjusted NAV, in actuals		88	2,267	372
			Volatility, in %		0	124	42
of which	4	Price	Price, in %		12	12	12
of which other debt instruments over two years	1,564
of which	342	Option model	Credit spread, in bp		30	707	253
of which	1,222	Price	Price, in actuals		0	121	9
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 2022	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	1,881
of which derivatives	1,640
of which equity/index-related products	1,083
of which	1,040	Option model	Correlation, in %		(50)	100	71
			Dividend yield, in %		0	13	5
			Fund gap risk, in %	[2]	0	2	0
			Volatility, in %		5	148	29
of which	31	Price	Price, in actuals		0	1,197	34
of which credit derivatives	242
of which	162	Discounted cash flow	Credit spread, in bp		3	2,149	341
			Discount rate, in %		6	17	11
			Recovery rate, in %		10	100	69
of which	9	Market comparable	Price, in %		71	101	86
of which	10	Option model	Credit spread, in bp		47	1,528	194
of which	3	Price	Price, in %		74	102	101
of which other derivatives	196	Discounted cash flow	Market implied life expectancy, in years		2	18	6
			UK Mortality, in %		74	103	97
Short-term borrowings	453
of which	8	Discounted cash flow	Credit spread, in bp		142	276	267
of which	338	Option model	Correlation, in %		(50)	100	75
			Buyback probability, in %	[3]	50	100	76
			Volatility, in %		5	148	27
of which	94	Price	Price, in %		20	20	20
			Price, in actuals		1,296	1,296	1,296
Long-term debt	6,734
of which structured notes over two years	4,307
of which	508	Discounted cash flow	Credit spread, in bp		10	430	142
of which	3,793	Option model	Buyback probability, in %	[3]	50	100	76
			Correlation, in %		(50)	100	75
			Credit spread, in bp		27	358	326
			Fund gap risk, in %	[2]	0	2	0
			Mean reversion, in %	[4]	25	25	25
			Unadjusted NAV, in actuals		389	416	412
			Volatility, in %		0	148	27
of which	6	Price	Price, in %		17	17	17
of which other debt instruments over two years	1,728
of which	358	Option model	Buyback probability, in %	[3]	50	100	76
			Credit spread, in bp		50	770	317
			Price, in actuals		8	8	8
of which	1,370	Price	Price, in actuals		8	8	8
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Estimate of probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 35 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on the Bank’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at net asset value per share
Certain investment funds are measured at net asset value per share.
> Refer to “Note 35 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on investment funds measured at net asset value per share.
Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
> Refer to “Note 35 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
Fair value option
The Bank has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Bank is economically hedged, the Bank has generally elected the fair value option. Where the Bank manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Bank has generally utilized the fair value option to align its financial accounting to its risk management reporting.
> Refer to “Note 35 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on the Bank’s election of the fair value option.
Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	6M23			2022
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	31,683	31,663	20	40,793	40,665	128
Loans	4,556	5,513	(957)	7,358	8,241	(883)
Other assets [1]	5,014	7,063	(2,049)	8,544	10,937	(2,393)
Due to banks and customer deposits	(316)	(388)	72	(458)	(562)	104
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,330)	(1,342)	12	(14,133)	(14,024)	(109)
Short-term borrowings	(4,409)	(4,445)	36	(6,783)	(6,892)	109
Long-term debt [2]	(40,071)	(45,985)	5,914	(57,919)	(71,891)	13,972
Other liabilities	(428)	(573)	145	(888)	(1,043)	155

Non-accrual loans [3,4]	554	2,099	(1,545)	733	2,213	(1,480)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Generally, a loan is deemed non-accrual when the contractual payments of principal and/or interest are more than 90 days past due.
4 Included in loans or other assets.

Gains and losses on financial instruments
	Net gains/(losses)
in	6M23		6M22
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	772	[1]	412	[1]
Other investments	(186)	[2]	(11)	[2]
of which related to credit risk	0		(3)
Loans	55	[1]	(24)	[1]
of which related to credit risk	(79)		(224)
Other assets	2	[2]	183	[1]
of which related to credit risk	(86)		(85)
Due to banks and customer deposits	(97)	[2]	(43)	[2]
of which related to credit risk	(3)		(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(93)	[1]	(32)	[1]
Short-term borrowings	(187)	[2]	1,069	[2]
of which related to credit risk	0		1
Long-term debt	10,430	[3]	6,098	[2]
of which related to credit risk	2		1
Other liabilities	(188)	[2]	(66)	[2]
of which related to credit risk	(210)		(158)
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that were attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	6M23	Cumulative	6M22		6M23	6M22
Financial instruments (CHF million)
Customer deposits	(26)	(25)	41		0	0
Short-term borrowings	(33)	(59)	0		2	0
Long-term debt	4,570	56	3,944		(9,174)	17
of which treasury debt over two years	6,454	36	2,041		(9,048)	0
of which structured notes over two years	(1,583)	(164)	1,476		(126)	17
Total	4,511	(28)	3,985		(9,172)	17
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments, such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2		Level 3		Total
6M23 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	21,086	0	21,085		0		21,085
Investment securities	1,498	1,310	159		0		1,469
Loans [1]	242,703	0	97,286		138,655		235,941
Other financial assets [2]	116,172	100,567	12,094		3,525		116,186
Financial liabilities
Due to banks and customer deposits	189,864	114,038	75,764		0		189,802
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	1,619	0	1,619		0		1,619
Short-term borrowings	71,675	0	71,675		0		71,675
Long-term debt	94,507	0	90,982		3,260		94,242
Other financial liabilities [3]	7,388	0	7,093		306		7,399
2022 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	18,005	0	18,005		0		18,005
Investment securities	921	911	0		0		911
Loans	256,825	0	107,101	[4]	146,677	[4]	253,778
Other financial assets [2]	91,451	68,104	20,246		2,922		91,272
Financial liabilities
Due to banks and customer deposits	243,506	149,696	93,714		0		243,410
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,238	0	6,238		0		6,238
Short-term borrowings	7,705	0	7,703		0		7,703
Long-term debt	92,742	0	73,596		13,366		86,962
Other financial liabilities [3]	8,551	0	7,984		523		8,507
1 As a result of the acquisition, Credit Suisse has applied a change in estimate to align the discount rate for the fair value determination of the Swiss accrual loan book to that of UBS.
2
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

3 Primarily includes cash collateral on derivative instruments and interest and fee payables.
4 Credit Suisse has aligned the fair value levelling of the Swiss accrual loan book to that of UBS, resulting in a reclassification of CHF 133.9 billion from level 2 to level 3.

24 Assets pledged and collateral
The Bank pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	6M23		2022
CHF million
Total assets pledged or assigned as collateral	113,063	[1]	63,111
of which encumbered	14,501		25,445
1 Includes Swiss mortgages pledged to SNB in connection with the Emergency Liquidity Assistance (ELA) facility.
Collateral
The Bank receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Bank was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	6M23	2022
CHF million
Fair value of collateral received with the right to sell or repledge	91,345	150,198
of which sold or repledged	32,009	75,819
25 Litigation
The Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Bank accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. During 6M23, the Bank also accrued litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it had not accrued a loss contingency provision. The Bank accrued these fee and expense litigation provisions and took a charge to income in connection therewith when such fees and expenses were probable and reasonably estimable. There are also situations where the Bank may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Bank believes it should be exonerated. The Bank reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described below include (a) proceedings where the Bank has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Bank has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters below includes a statement that the Bank has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Bank has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Bank has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Bank is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Bank’s management of the matter. The future outflow of funds in respect of any matter for which the Bank has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Bank’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Bank’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Bank’s defenses, its experience in similar matters, its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings, as well as changes in the Bank’s strategy for resolving the matter as a result of ongoing assessment. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Bank seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Bank’s reasonably possible losses. For certain of the proceedings discussed below, the Bank has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Bank’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Bank does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. Taking into account the factors discussed in the paragraphs above, the Bank has estimated the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Bank believes an estimate is possible is zero to CHF 2.7 billion.
In 6M23, the Bank recorded net litigation provisions of CHF 1,480 million. After taking into account its litigation provisions, the Bank believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Bank’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Bank of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
Government and regulatory related matters
DOJ RMBS settlement
On January 18, 2017, Credit Suisse Securities (USA) LLC (CSS LLC) and its current and former US subsidiaries and US affiliates reached a settlement with the US Department of Justice (DOJ) related to its legacy Residential Mortgage-Backed Securities (RMBS) business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities’ packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the Credit Suisse entities to provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. Credit Suisse continues to evaluate its approach toward satisfying its remaining consumer relief obligations, and Credit Suisse currently anticipates that it will take much longer than the five-year period provided in the settlement to satisfy in full its obligations in respect of these consumer relief measures, subject to risk appetite and market conditions. Credit Suisse expects to incur costs in relation to satisfying those obligations. The amount of consumer relief Credit Suisse must provide also increases after 2021 pursuant to the original settlement by 5% per annum of the outstanding amount due until these obligations are settled. The monitor publishes reports periodically on these consumer relief matters.
Civil litigation
Repurchase litigations
CSS LLC and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include repurchase actions by RMBS trusts and/or trustees, in which plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New York state court in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD 374 million in an amended complaint filed on August 19, 2019; on January 13, 2020, DLJ filed a motion to dismiss; (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than USD 436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than USD 420 million; on December 27, 2018, the court denied DLJ’s motion for partial summary judgment in this action, which was affirmed on appeal; on March 17, 2022, the New York State Court of Appeals reversed the decision and ordered that DLJ’s motion for partial summary judgment be granted; a non-jury trial in the action was held between January 23 and February 3, 2023, and a decision is pending; (iv) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than USD 495 million; and (v) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. These actions are at various procedural stages.
DLJ is also a defendant in one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than USD 206 million. On March 5, 2022, DLJ and the plaintiffs executed an agreement to settle this action. The settlement remains subject to approval through a trust instruction proceeding brought in Minnesota state court by the trustee of the plaintiff trust.
DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), were defendants in two consolidated actions in New York state court: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million. On April 19, 2021, DLJ, SPS and the plaintiffs executed an agreement to settle both actions for the aggregate amount of USD 500 million, for which Credit Suisse was fully reserved. On May 2, 2023, the Minnesota state court approved the settlement through a trust instruction proceeding brought by the trustee of the plaintiff trusts. The New York state court dismissed the underlying actions with prejudice on July 10, 2023.
Loreley
On November 15, 2018, Loreley Financing (Jersey) No. 30 Limited (L30) filed a claim in the English High Court against Credit Suisse AG and certain affiliates seeking USD 100 million in damages, plus interest and costs, on the basis of a number of causes of action, including fraudulent misrepresentation. The claim concerns losses allegedly suffered by L30 relating to its purchase of certain notes in July 2007 issued in Ireland by Magnolia Finance II plc and linked to the credit of a reference portfolio of RMBS. Following service of the claim in the first quarter of 2020, Credit Suisse filed its defense in June 2020. L30 served further amended versions of its claim in January and October 2022. Credit Suisse filed its amended defense in November 2022. Trial concluded in June 2023 and a decision is pending.
Bank loan litigation
CSS LLC and certain of its affiliates are the subject of two litigations brought by entities related to Highland Capital Management LP (Highland) relating to certain real estate developments. Credit Suisse defendants in these matters arranged, and acted as the agent bank for, syndicated loans provided to borrowers affiliated with such real estate developments, and who have since gone through bankruptcy or foreclosure. In the case in Texas state court, a jury trial was held in December 2014 and a verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation. The Texas judge held a bench trial on Highland’s remaining claims and entered judgment in the amount of USD 287 million (including prejudgment interest) for the plaintiff on September 4, 2015. Ultimately, the Texas Supreme Court issued a ruling reversing a portion of the trial court’s September 4, 2015 judgment related to the bench trial claims, including damages of approximately USD 212 million, exclusive of interest, but left standing the separate December 2014 jury verdict and remanded the case back to the trial court for further proceedings. On June 25, 2021, the trial court entered a new judgment, which awarded plaintiff approximately USD 121 million. On February 14, 2023, the appeals court issued a ruling, reversing in favor of CSS LLC a portion of the trial court’s June 25, 2021 judgment and remanding the case to the trial court for further proceedings. On July 26, 2023, Highland filed a petition seeking leave to appeal the decision to the Texas Supreme Court. In the case in New York state court, the court granted in part and denied in part CSS LLC and certain of its affiliates’ summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. The case is currently in discovery.
Tax and securities law matters
On May 19, 2014, Credit Suisse AG entered into settlement agreements with several US regulators regarding its US cross-border matters. As part of the agreements, Credit Suisse AG, among other things, engaged an independent corporate monitor that reports to the New York State Department of Financial Services. As of July 31, 2018, the monitor concluded both his review and his assignment. Credit Suisse AG continues to report to and cooperate with US authorities in accordance with Credit Suisse AG’s obligations under the agreements, including by conducting a review of cross-border services provided by Credit Suisse’s Switzerland-based Israel Desk. Most recently, Credit Suisse AG has provided information to US authorities regarding potentially undeclared US assets held by clients at Credit Suisse AG since the May 2014 plea. Credit Suisse AG continues to cooperate with the authorities. In March 2023, the US Senate Finance Committee issued a report criticizing Credit Suisse AG’s history regarding US tax compliance. The report called on the DOJ to investigate Credit Suisse AG’s compliance with the 2014 plea.
In February 2021, a qui tam complaint was filed in the Eastern District of Virginia, alleging that Credit Suisse AG had violated the False Claims Act by failing to disclose all US accounts at the time of the 2014 plea, which allegedly allowed Credit Suisse AG to pay a criminal fine in 2014 that was purportedly lower than it should have been. The DOJ moved to dismiss the case, and the Court summarily dismissed the suit. The case is now on appeal with the US Federal Court of Appeals for the Fourth Circuit.
Rates-related matters
Regulatory matters
Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests from regulators regarding LIBOR-setting practices and reviews of the activities of various financial institutions, including Credit Suisse Group AG, which was a member of three LIBOR rate-setting panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR). Credit Suisse is cooperating fully with these investigations.
Regulatory authorities in a number of jurisdictions, including the Swiss Competition Commission (WEKO), the European

Commission (Commission), the South African Competition Commission and the Brazilian Competition Authority have been conducting investigations into the trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading) markets.
On March 31, 2014, WEKO announced its formal investigation of numerous Swiss and international financial institutions, including Credit Suisse Group AG, in relation to the setting of exchange rates in foreign exchange trading. Credit Suisse continues to cooperate with this ongoing investigation.
Credit Suisse Group AG, Credit Suisse AG and Credit Suisse Securities (Europe) Limited (CSSEL) received a Statement of Objections and a Supplemental Statement of Objections from the Commission on July 26, 2018 and March 19, 2021, respectively, alleging that Credit Suisse entities engaged in anticompetitive practices in connection with their foreign exchange trading business. On December 6, 2021, the Commission issued a formal decision imposing a fine of EUR 83.3 million. On February 15, 2022, Credit Suisse appealed this decision to the EU General Court.
The reference rates investigations have also included information requests from regulators concerning supranational, sub-sovereign and agency (SSA) bonds and commodities markets. Credit Suisse Group AG and CSSEL received a Statement of Objections from the Commission on December 20, 2018, alleging that Credit Suisse entities engaged in anticompetitive practices in connection with their SSA bonds trading business. On April 28, 2021, the Commission issued a formal decision imposing a fine of EUR 11.9 million. On July 8, 2021, Credit Suisse appealed this decision to the EU General Court.
Civil litigation
USD LIBOR litigation
Beginning in 2011, certain Credit Suisse entities were named in various putative class and individual lawsuits filed in the US, alleging banks on the US dollar LIBOR panel manipulated US dollar LIBOR to benefit their reputation and increase profits. All remaining matters have been consolidated for pre-trial purposes into a multi-district litigation in the US District Court for the Southern District of New York (SDNY).
In a series of rulings between 2013 and 2019 on motions to dismiss, the SDNY (i) narrowed the claims against the Credit Suisse entities and the other defendants (dismissing antitrust, Racketeer Influenced and Corrupt Organizations Act (RICO), Commodity Exchange Act, and state law claims), (ii) narrowed the set of plaintiffs who may bring claims, and (iii) narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various cases on personal jurisdiction and statute of limitation grounds). After a number of putative class and individual plaintiffs appealed the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit (Second Circuit), on December 30, 2021, the Second Circuit affirmed in part and reversed in part the district court’s decision and remanded the case to the SDNY.
On September 21, 2021, in the putative class action brought in the multi-district litigation in the SDNY by holders of bonds tied to LIBOR, Credit Suisse entered into an agreement to settle all claims. On November 7, 2022 and March 28, 2023, respectively, the court entered orders granting preliminary and final approval to the agreement to settle all claims.
Separately, on May 4, 2017, the plaintiffs in three putative class actions moved for class certification. On February 28, 2018, the SDNY denied certification in two of the actions and granted certification over a single antitrust claim in an action brought by over-the-counter purchasers of LIBOR-linked derivatives.
USD ICE LIBOR litigation
On August 18, 2020, members of the ICE LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, were named in a civil action in the US District Court for the Northern District of California, alleging that panel banks manipulated ICE LIBOR to profit from variable interest loans and credit cards. On December 23, 2021, the court denied plaintiffs’ motion for preliminary and permanent injunctions to enjoin panel banks from continuing to set LIBOR or automatically setting the benchmark to zero each day, and on September 13, 2022, the court granted defendants’ motions to dismiss. On October 4, 2022, plaintiffs filed an amended complaint. On November 4, 2022, defendants filed a motion to dismiss the amended complaint.
CHF LIBOR litigation
In February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants’ trading positions. After defendants’ motion to dismiss for lack of subject matter jurisdiction was granted and plaintiffs successfully appealed, on July 13, 2022, Credit Suisse entered into an agreement to settle all claims. On February 15, 2023 and September 27, 2023, respectively, the court entered orders granting preliminary and final approval to the agreement to settle all claims.
Foreign exchange litigation
Credit Suisse Group AG and affiliates as well as other financial institutions have been named in civil lawsuits relating to the alleged manipulation of foreign exchange rates.
The first matter is a consolidated class action, in which a jury trial was held in October 2022 on the issues of whether a conspiracy existed to manipulate bid-ask spreads in the FX market and whether Credit Suisse knowingly participated in any such conspiracy. On October 20, 2022, a verdict was issued in favor of Credit Suisse, finding that Credit Suisse did not knowingly participate in any such conspiracy, and on March 28, 2023, the court entered final judgment against plaintiffs and in favor of Credit Suisse on all remaining claims. Plaintiffs did not file an appeal by the April 27, 2023 deadline.

Credit Suisse AG, together with other financial institutions, was also named in a consolidated putative class action in Israel, which made allegations similar to the consolidated class action. On April 4, 2022, Credit Suisse entered into an agreement to settle all claims. The settlement remains subject to court approval.
Treasury markets litigation
CSS LLC, along with over 20 other primary dealers of US treasury securities, was named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally alleged that the defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options, and that certain of the defendants participated in a group boycott to prevent the emergence of anonymous all-to-all trading in the secondary market for treasury securities. On March 31, 2022, the SDNY granted defendants’ motion to dismiss and dismissed with prejudice all claims against the defendants. On April 28, 2022, plaintiffs filed a notice of appeal.
SSA bonds litigation
Credit Suisse Group AG and certain of its affiliates, together with other financial institutions, were named in two Canadian putative class actions, which allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. One putative class action was dismissed against Credit Suisse on February 19, 2020. On October 18, 2022, in the second action, Credit Suisse entered into an agreement to settle all claims. The settlement remains subject to court approval.
Credit default swap auction litigation
On June 30, 2021, Credit Suisse Group AG and affiliates, along with other banks and entities, were named in a putative class action complaint filed in the US District Court for the District of New Mexico alleging manipulation of credit default swap (CDS) final auction prices. On April 5, 2022, defendants filed a motion to dismiss. On June 5, 2023, the court granted in part and denied in part defendants’ motion to dismiss.
OTC trading cases
Interest rate swaps litigation
Credit Suisse Group AG and affiliates, along with other financial institutions, have been named in a consolidated putative civil class action complaint and complaints filed by individual plaintiffs relating to interest rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates; Javelin Capital Markets LLC, a swap execution facility, and an affiliate; and trueEX LLC, a swap execution facility, which claim to have suffered lost profits as a result of defendants’ alleged conspiracy. All interest rate swap actions have been consolidated in a multi-district litigation in the SDNY.
Defendants moved to dismiss the putative class and individual actions, and the SDNY granted in part and denied in part these motions.
On February 20, 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. On March 20, 2019, class plaintiffs filed a fourth amended consolidated class action complaint. On January 21, 2022, Credit Suisse entered into an agreement to settle all class action claims. The settlement remains subject to court approval. The individual lawsuits are stayed pending a decision on plaintiffs’ motion for class certification.
Credit default swaps litigation
On June 8, 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (Tera), alleging violations of antitrust law in connection with the allegation that CDS dealers conspired to block Tera’s electronic CDS trading platform from successfully entering the market. On July 30, 2019, the SDNY granted in part and denied in part defendants’ motion to dismiss. On January 30, 2020, plaintiffs filed an amended complaint. On April 3, 2020, defendants filed a motion to dismiss.
Stock loan litigation
Credit Suisse Group AG and certain of its affiliates, as well as other financial institutions, were originally named in a number of civil lawsuits in the SDNY, certain of which are brought by class action plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. On January 20, 2022, Credit Suisse entered into an agreement to settle all class action claims. On February 25, 2022, the court entered an order granting preliminary approval to the agreement to settle all class action claims. The settlement remains subject to final court approval.
On October 1, 2021, in a consolidated civil litigation brought in the SDNY by entities that developed a trading platform for stock loans that sought to enter the market, alleging that the defendants collectively boycotted the platform, the court granted defendants’ motion to dismiss. On October 25, 2021, plaintiffs filed a notice of appeal. On March 24, 2023, the Second Circuit affirmed the decision granting defendants’ motion to dismiss.
Odd-lot corporate bond litigation
On April 21, 2020, CSS LLC and other financial institutions were named in a putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds. On October 25, 2021, the SDNY granted defendants’ motion to dismiss. On November 23, 2021, plaintiffs filed a notice of appeal to the Second Circuit.

ATA litigation
Since November 2014, a series of lawsuits have been filed against a number of banks, including Credit Suisse AG and, in two instances, Credit Suisse AG, New York Branch, in the US District Court for the Eastern District of New York (EDNY) and the SDNY alleging claims under the United States Anti-Terrorism Act (ATA) and the Justice Against Sponsors of Terrorism Act. The plaintiffs in each of these lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy and/or aiding and abetting based on allegations that various international financial institutions, including the defendants, agreed to alter, falsify or omit information from payment messages that involved Iranian parties for the express purpose of concealing the Iranian parties’ financial activities and transactions from detection by US authorities. The lawsuits allege that this conduct has made it possible for Iran to transfer funds to Hezbollah and other terrorist organizations actively engaged in harming US military personnel and civilians. On January 5, 2023, the United States Court of Appeals for the Second Circuit affirmed a September 16, 2019 ruling by the EDNY granting defendants’ motion to dismiss the first filed lawsuit. On May 8, 2023, plaintiffs filed a petition for a writ of certiorari in the United States Supreme Court. Of the other seven cases, four are stayed pending the outcome of the petition for a writ of certiorari, including one that was dismissed as to Credit Suisse and most of the bank defendants prior to entry of the stay, and in three the court has set a schedule for plaintiffs to file amended complaints, including two that were dismissed prior to the court setting a schedule for plaintiffs to replead.
Customer account matters
Several clients have claimed that a former relationship manager in Switzerland had exceeded his investment authority in the management of their portfolios, resulting in excessive concentrations of certain exposures and investment losses. Credit Suisse AG is investigating the claims, as well as transactions among the clients. Credit Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the prosecutor initiated a criminal investigation. Several clients of the former relationship manager also filed criminal complaints with the Geneva Prosecutor’s Office. On February 9, 2018, the former relationship manager was sentenced to five years in prison by the Geneva criminal court for fraud, forgery and criminal mismanagement and ordered to pay damages of approximately USD 130 million. Several parties appealed the judgment. On June 26, 2019, the Criminal Court of Appeals of Geneva ruled in the appeal of the judgment against the former relationship manager, upholding the main findings of the Geneva criminal court. Several parties appealed the decision to the Swiss Federal Supreme Court. On February 19, 2020, the Swiss Federal Supreme Court rendered its judgment on the appeals, substantially confirming the findings of the Criminal Court of Appeals of Geneva.
Civil lawsuits have been initiated against Credit Suisse AG and/or certain affiliates in various jurisdictions, based on the findings established in the criminal proceedings against the former relationship manager.
In Singapore, in the civil lawsuit brought against Credit Suisse Trust Limited, a Credit Suisse AG affiliate, on May 26, 2023, the Singapore International Commercial Court issued a first instance judgment finding for the plaintiffs and directing the parties’ experts to agree on the amount of the damages award according to the calculation method and parameters adopted by the court. As the parties’ experts were unable to agree on the amount of the damages, following court directions, the parties filed their proposed draft orders with supporting documents on August 25, 2023. On September 19, 2023, the court ruled that the damages under its May 26, 2023 judgment are USD 742.73 million, excluding post-judgment interest. This figure does not exclude potential overlap with the Bermuda proceedings against Credit Suisse Life (Bermuda) Ltd., which are currently being appealed. The court ordered the parties to ensure that there shall be no double recovery in relation to this award and any sum recovered in the Bermuda proceedings. Credit Suisse Trust Limited intends to appeal the judgment and has applied for a stay of execution pending that appeal.
In Bermuda, in the civil lawsuit brought against Credit Suisse Life (Bermuda) Ltd., a Credit Suisse AG affiliate, trial took place in the Supreme Court of Bermuda in November and December 2021. The Supreme Court of Bermuda issued a first instance judgment on March 29, 2022, finding for the plaintiff. On May 6, 2022, the Supreme Court of Bermuda issued an order awarding damages of USD 607.35 million to the plaintiff. On May 9, 2022, Credit Suisse Life (Bermuda) Ltd. appealed the decision to the Bermuda Court of Appeal. On July 25, 2022, the Supreme Court of Bermuda granted a stay of execution of its judgment pending appeal on the condition that damages awarded were paid into an escrow account within 42 days, which condition was satisfied. On June 23, 2023, the Bermuda Court of Appeal issued its judgment confirming the award issued by the Supreme Court of Bermuda and upholding the Supreme Court of Bermuda’s finding that Credit Suisse Life (Bermuda) Ltd. had breached its contractual and fiduciary duties, but overturning the Supreme Court of Bermuda’s finding that Credit Suisse Life (Bermuda) Ltd. had made fraudulent misrepresentations. On July 7, 2023, Credit Suisse Life (Bermuda) Ltd. filed its notice of motion for leave to appeal to the Judicial Committee of the Privy Council. On July 14, 2023, Credit Suisse Life (Bermuda) Ltd. applied for a stay of execution of the Bermuda Court of Appeal’s judgment pending the outcome of the appeal to the Judicial Committee of the Privy Council on the condition that the damages awarded remain within the escrow account and that interest be added to the escrow account calculated at the Bermuda statutory rate of 3.5%.
In Switzerland, civil lawsuits have commenced against Credit Suisse AG in the Court of First Instance of Geneva, with statements of claim served on March 6 and 31, 2023.

Mozambique matter
Credit Suisse has been subject to investigations by regulatory and enforcement authorities, as well as civil litigation, regarding certain Credit Suisse entities’ arrangement of loan financing to Mozambique state enterprises, Proindicus S.A. and Empresa Mocambiacana de Atum S.A. (EMATUM), a distribution to private investors of loan participation notes (LPN) related to the EMATUM financing in September 2013, and certain Credit Suisse entities’ subsequent role in arranging the exchange of those LPNs for Eurobonds issued by the Republic of Mozambique. In 2019, three former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with two Mozambique state enterprises.
On October 19, 2021, Credit Suisse reached settlements with the DOJ, the US Securities Exchange Commission (SEC), the UK Financial Conduct Authority (FCA) and FINMA to resolve inquiries by these agencies. Credit Suisse Group AG entered into a three-year Deferred Prosecution Agreement (DPA) with the DOJ in connection with the criminal information charging Credit Suisse Group AG with conspiracy to commit wire fraud and consented to the entry of a Cease and Desist Order by the SEC. Under the terms of the DPA, Credit Suisse Group AG will continue its compliance enhancement and remediation efforts, report to the DOJ on those efforts for three years and undertake additional measures as outlined in the DPA. Credit Suisse also agreed to pay a net penalty to the DOJ of approximately USD 175.5 million. If Credit Suisse Group AG adheres to the DPA’s conditions, the charges will be dismissed at the end of the DPA’s three-year term. In addition, CSSEL entered into a Plea Agreement and pleaded guilty to one count of conspiracy to violate the US federal wire fraud statute. CSSEL will be bound by the same compliance, remediation and reporting obligations as Credit Suisse Group AG under the DPA. Under the terms of the SEC Cease and Desist Order, Credit Suisse paid a civil penalty of USD 65 million and approximately USD 34 million in disgorgement and pre-judgment interest in connection with violations of antifraud provisions of the US Securities Exchange Act of 1934 (Exchange Act) and the US Securities Act of 1933 (Securities Act) (Exchange Act Section 10(b) and Rule 10b-5 thereunder and Securities Act Sections 17(a)(1), (2) and (3)) as well as internal accounting controls and books and records provisions of the Exchange Act (Sections 13(b)(2)(A) and 13(b)(2)(B)). The total monetary sanctions paid to the DOJ and SEC, taking into account various credits and offsets, was approximately USD 275 million. Under the terms of the resolution with the DOJ, Credit Suisse was required to pay restitution to any eligible investors in the 2016 Eurobonds issued by the Republic of Mozambique. At a July 22, 2022 hearing, the EDNY approved the joint restitution proposal of the DOJ and Credit Suisse, under which Credit Suisse paid USD 22.6 million in restitution to eligible investors. At the hearing Credit Suisse was also ordered to pay, and subsequently paid, the USD 175.6 million net penalty set out in the DPA and Plea Agreement described above.
In the resolution with the FCA, CSSEL, Credit Suisse International (CSI) and Credit Suisse AG, London Branch agreed that, in respect of these transactions with Mozambique, its UK operations had failed to conduct business with due skill, care and diligence and to take reasonable care to organize and control its affairs responsibly and effectively, with adequate risk management systems. Credit Suisse paid a penalty of approximately USD 200 million and has also agreed with the FCA to forgive USD 200 million of debt owed to Credit Suisse by Mozambique.
FINMA also entered a decree announcing the conclusion of its enforcement proceeding, finding that Credit Suisse AG and Credit Suisse (Schweiz) AG violated the duty to file a suspicious activity report in Switzerland, and Credit Suisse Group AG did not adequately manage and address the risks arising from specific sovereign lending and related securities transactions, and ordering the bank to remediate certain deficiencies. FINMA also arranged for certain existing transactions to be reviewed by the same independent third party on the basis of specific risk criteria, and required enhanced disclosure of certain sovereign transactions until all remedial measures have been satisfactorily implemented. Credit Suisse has completed implementation of the measures required under the FINMA decree. An independent third party appointed by FINMA is reviewing the implementation and effectiveness of these measures.
On February 27, 2019, certain Credit Suisse entities, the same three former employees, and several other unrelated entities were sued in the English High Court by the Republic of Mozambique. On January 21, 2020, the Credit Suisse entities filed their defense. On June 26, 2020, the Credit Suisse entities filed third-party claims against the project contractor and several Mozambique officials. The Republic of Mozambique filed an updated particulars of claim on October 27, 2020, and the Credit Suisse entities filed their amended defense and counterclaim on January 15, 2021. Following the announcement of the global regulatory resolution on October 19, 2021, Credit Suisse filed a re-amended defense on December 24, 2021. The Republic of Mozambique seeks a declaration that the sovereign guarantee issued in connection with the ProIndicus loan syndication arranged and funded, in part, by a Credit Suisse subsidiary is void and also seeks damages alleged to have arisen in connection with the transactions involving ProIndicus and EMATUM, and a transaction in which Credit Suisse had no involvement with Mozambique Asset Management S.A. Also on January 15, 2021, the project contractor filed a cross claim against the Credit Suisse entities (as well as the three former Credit Suisse employees and various Mozambican officials) seeking an indemnity and/or contribution in the event that the contractor is found liable to the Republic of Mozambique. On August 4, 2022, the Republic of Mozambique filed an updated particulars of claim addressing Credit Suisse’s October 2021 resolutions with various regulatory and enforcement authorities, and framing its claim for consequential damages. On September 23, 2022, the Credit Suisse entities filed its re-amended defense in response. On October 21, 2022, the Republic of Mozambique filed an amended reply and defense to counterclaim, to which the Credit Suisse entities filed a reply on October 28, 2022. On February 14, 2023, the Republic of Mozambique filed a re-amended reply and defense to counterclaim. On July 31, 2023, the project contractor filed amended particulars of its cross claim. On August 16, 2023, the Credit Suisse entities filed a defense to the project contractor’s amended cross claim, to which the project contractor filed a reply on September 1, 2023. The English High Court has scheduled trial to begin in October 2023.
On April 27, 2020, Banco Internacional de Moçambique (BIM), a member of the ProIndicus syndicate, brought a claim against certain Credit Suisse entities seeking, contingent on the Republic of Mozambique’s claim, a declaration that Credit Suisse is liable to compensate it for alleged losses suffered as a result of any invalidity of the sovereign guarantee. The Credit Suisse entities filed their defense to this claim on August 28, 2020, to which BIM replied on October 16, 2020. Credit Suisse filed an amended defense on December 15, 2021, and BIM filed its amended reply on January 5, 2022.
On December 17, 2020, two members of the ProIndicus syndicate, Beauregarde Holdings LLP and Orobica Holdings LLC (B&O), filed a claim against certain Credit Suisse entities in respect of their interests in the ProIndicus loan, seeking unspecified damages stemming from the alleged loss suffered due to their reliance on representations made by Credit Suisse to the syndicate lenders. Credit Suisse filed their defense to this claim on February 24, 2021. On February 4, 2022, B&O filed an amended claim, and Credit Suisse filed an amended defense on February 18, 2022 to which B&O filed an amended reply on March 9, 2022.
On June 3, 2021, United Bank for Africa PLC (UBA), a member of the ProIndicus syndicate, brought a claim against certain Credit Suisse entities seeking, contingent on the Republic of Mozambique’s claim, a declaration that Credit Suisse is liable to compensate it for alleged losses suffered as a result of any invalidity of the sovereign guarantee. The Credit Suisse entities filed their defense to this claim on July 1, 2021 and filed an amended defense on December 15, 2021, and UBA filed its amended reply on January 5, 2022.
These claims are being jointly case managed with the Republic of Mozambique’s main claim described above, in respect of which the English High Court has scheduled trial to begin in October 2023.
On March 16, 2023, Moza Banco S.A., a member of the ProIndicus syndicate, filed a claim against CSI, Credit Suisse AG and CSSEL in the English High Court, making allegations similar to those in litigations filed by other ProIndicus syndicate members. This claim has been stayed until the determination of the October 2023 trial in the English High Court in the litigation brought by the Republic of Mozambique.
On February 23, 2022, Privinvest Holding SAL (Privinvest), the parent company of certain entities involved in the Mozambique transactions, and its owner Iskandar Safa brought a defamation claim in a Lebanese court against CSSEL and Credit Suisse Group AG. The lawsuit alleges damage to the claimants’ professional reputation in Lebanon due to statements that were allegedly made by Credit Suisse in documents relating to the October 2021 settlements with global regulators. On August 18, 2022, the parties agreed to a stay of the proceedings until the date of the final judicial determination of the English High Court litigation, including any appeals, and on August 23, 2022, the parties filed an application for a stay with the Lebanese Court.
On November 2, 2022, Jean Boustani, a Privinvest employee who was the lead negotiator on behalf of Privinvest in relation to the Mozambique transactions, brought a defamation claim in a Lebanese court against Credit Suisse Group AG and CSSEL. The lawsuit makes substantially the same allegations as the claim described immediately above.
Cross-border private banking matters
Credit Suisse offices in various locations, including the UK, the Netherlands, France and Belgium, have been contacted by regulatory and law enforcement authorities that are seeking records and information concerning investigations into Credit Suisse’s historical private banking services on a cross-border basis and in part through its local branches and banks. Credit Suisse has conducted a review of these issues, the UK and French aspects of which have been closed, and is continuing to cooperate with the authorities.
ETN-related litigation
XIV litigation
Since March 14, 2018, three class action complaints were filed in the SDNY on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs). On August 20, 2018, plaintiffs filed a consolidated amended class action complaint, naming Credit Suisse Group AG and certain affiliates and executives, which asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for losses to investors following a decline in the value of XIV ETNs on February 5, 2018. Defendants moved to dismiss the amended complaint on November 2, 2018. On September 25, 2019, the SDNY granted defendants’ motion to dismiss and dismissed with prejudice all claims against the defendants. On October 18, 2019, plaintiffs filed a notice of appeal. On April 27, 2021, the Second Circuit issued an order affirming in part and vacating in part the SDNY’s September 25, 2019 decision granting defendants’ motion to dismiss with prejudice. On July 1, 2022, plaintiffs filed a motion for class certification. On March 16, 2023, the court denied plaintiffs’ motion to certify two of their three alleged classes and granted plaintiffs' motion to certify their third alleged class. On March 30, 2023, defendants moved for reconsideration and filed a petition for permission to appeal the court's March 16, 2023 class certification decision to the Second Circuit. On April 28, 2023, plaintiffs filed a motion seeking leave to amend their complaint. On May 15, 2023, plaintiffs filed a renewed motion for class certification.
DGAZ litigation
On January 6, 2022, Credit Suisse AG was named in a class action complaint filed in the SDNY brought on behalf of a putative class of short sellers of VelocityShares 3x Inverse Natural Gas Exchange Traded Notes linked to the S&P GSCI Natural Gas Index ER due February 9, 2032 (DGAZ ETNs). The complaint asserts claims for violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and alleges that Credit Suisse is responsible for losses suffered by short sellers following a June 2020 announcement that Credit Suisse would delist and suspend further issuances of the DGAZ ETNs. On July 11, 2022, Credit Suisse AG filed a motion to dismiss. On March 31, 2023, the court granted Credit Suisse AG's motion to dismiss. On May 2, 2023, the court entered an order dismissing the case with prejudice. On June 1, 2023, plaintiff filed a notice of appeal.
Bulgarian former clients matter
Credit Suisse AG has been responding to an investigation by the Swiss Office of the Attorney General (SOAG) concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who are alleged to have laundered funds through Credit Suisse AG accounts. On December 17, 2020, the SOAG brought charges against Credit Suisse AG and other parties. Credit Suisse AG believes its diligence and controls complied with applicable legal requirements and intends to defend itself vigorously. The trial in the Swiss Federal Criminal Court took place in the first quarter of 2022. On June 27, 2022, Credit Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its anti-money laundering framework and ordered to pay a fine of CHF 2 million. In addition, the court seized certain client assets in the amount of approximately CHF 12 million and ordered Credit Suisse AG to pay a compensatory claim in the amount of approximately CHF 19 million. On July 5, 2022, Credit Suisse AG appealed the decision to the Swiss Federal Court of Appeals.
SCFF
Credit Suisse has received requests for documents and information in connection with inquiries, investigations, enforcement and other actions relating to the supply chain finance funds (SCFF) matter by FINMA, the FCA and other regulatory and governmental agencies. The Luxembourg Commission de Surveillance du Secteur Financier is reviewing the matter through a third party. Credit Suisse is cooperating with these authorities.
On February 28, 2023, FINMA announced the conclusion of its enforcement proceedings against Credit Suisse in connection with the SCFF matter. In its order, FINMA reported that Credit Suisse had seriously breached applicable Swiss supervisory laws in this context with regard to risk management and appropriate operational structures. While FINMA recognized that Credit Suisse has already taken extensive organizational measures based on its own investigation into the SCFF matter, particularly to strengthen its governance and control processes, and FINMA is supportive of these measures, the regulator has ordered certain additional remedial measures. These include a requirement that the most important (approximately 500) business relationships must be reviewed periodically and holistically at the Executive Board level, in particular for counterparty risks, and that Credit Suisse must set up a document defining the responsibilities of approximately 600 of its highest-ranking managers. FINMA will appoint an audit officer to assess compliance with these supervisory measures. Separate from the enforcement proceeding regarding Credit Suisse, FINMA has opened four enforcement proceedings against former managers of Credit Suisse.
On May 30, 2023, FINMA opened an enforcement proceeding against Credit Suisse in order to confirm compliance with supervisory requirements in response to inquiries from FINMA’s enforcement division in the SCFF matter.
The Attorney General of the Canton of Zürich has initiated a criminal procedure in connection with the SCFF matter. In such procedure, while certain former and active Credit Suisse employees, among others, have been named as accused persons, Credit Suisse itself is not a party to the procedure.
Certain civil actions have been filed by fund investors and other parties against Credit Suisse and/or certain officers and directors in various jurisdictions, which make allegations including mis-selling and breaches of duties of care, diligence and other fiduciary duties. Certain investors and other private parties have also filed criminal complaints against Credit Suisse and other parties in connection with this matter.
Archegos
Credit Suisse has received requests for documents and information in connection with inquiries, investigations and/or actions relating to Credit Suisse’s relationship with Archegos Capital Management (Archegos), including from FINMA (assisted by a third party appointed by FINMA), the DOJ, the SEC, the US Federal Reserve, the US Commodity Futures Trading Commission (CFTC), the US Senate Banking Committee, the Prudential Regulation Authority (PRA), the FCA, COMCO, the Hong Kong Competition Commission and other regulatory and governmental agencies. Credit Suisse is cooperating with the authorities in these matters.
On July 24, 2023, the US Federal Reserve and the PRA announced resolutions of their investigations of Credit Suisse’s relationship with Archegos.
UBS Group AG, Credit Suisse AG, Credit Suisse Holdings (USA) Inc., and Credit Suisse AG, New York Branch entered into an Order to Cease and Desist with the Board of Governors of the

Federal Reserve System. Under the terms of the order, Credit Suisse agreed to pay a civil money penalty of USD 269 million and to undertake certain remedial measures relating to counterparty credit risk management, liquidity risk management and non-financial risk management, as well as enhancements to board oversight and governance.
CSI and CSSEL entered into a settlement agreement with the PRA providing for the resolution of the PRA’s investigation, following which the PRA published a Final Notice imposing a financial penalty of GBP 87 million on CSI and CSSEL for breaches of various of the PRA’s Fundamental Rules.
FINMA also entered a decree dated July 14, 2023 announcing the conclusion of its enforcement proceeding, finding that Credit Suisse had seriously violated financial market law in connection with its business relationship with Archegos and ordering remedial measures directed at Credit Suisse AG and UBS Group AG, as the legal successor to Credit Suisse Group AG. These include a requirement that UBS Group AG apply its restrictions on its own positions relating to individual clients throughout the financial group, as well as adjustments to the compensation system of the entire financial group to provide for bonus allocation criteria that take into account risk appetite. FINMA also announced it has opened enforcement proceedings against a former Credit Suisse manager in connection with this matter.
On April 16, 2021, Credit Suisse Group AG and certain current and former executives were named in a putative class action complaint filed in the SDNY by a holder of Credit Suisse American Depositary Receipts, asserting claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder, alleging that defendants violated US securities laws by making material misrepresentations and omissions regarding Credit Suisse’s risk management practices, including with respect to the Archegos matter. On September 16, 2022, the parties reached an agreement to settle all claims. On December 23, 2022 and May 11, 2023, respectively, the court entered an order granting preliminary and final approval to the parties’ agreement to settle all claims.
Additional civil actions relating to Credit Suisse’s relationship with Archegos have been filed against Credit Suisse and/or certain officers and directors, including claims for breaches of fiduciary duties.
Credit Suisse financial disclosures
Three putative securities class action complaints have been filed in the US District Court for the District of New Jersey (DNJ) against Credit Suisse Group AG and current and former directors, officers, and executives, alleging that defendants made misleading statements regarding customer outflows in late 2022. Two of the complaints also include allegations relating to financial reporting controls and Credit Suisse Group AG’s merger with UBS Group AG. On July 7, 2023, the DNJ transferred the cases to the SDNY.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries, investigations and/or actions relating to these matters, as well as for other statements regarding Credit Suisse’s financial condition, including from the SEC, the DOJ and FINMA. Credit Suisse is cooperating with the authorities in these matters.
Merger-related litigation
On May 28, 2023 and June 7, 2023, certain Credit Suisse AG affiliates, as well as current and former directors, officers, and executives were named in two putative class action complaints in the SDNY alleging that a series of scandals and misconduct led to a loss of shareholder value and, eventually, Credit Suisse Group AG’s merger with UBS Group AG. KPMG and KPMG employees are also named as defendants. The complaints allege breaches of fiduciary duty under Swiss law, and civil RICO claims under United States federal law.
On June 20, 2023, a putative class action complaint was filed in the EDNY against various former Credit Suisse directors, officers, and executives on behalf of a purported class of those who held Credit Suisse additional tier 1 capital notes between January 12, 2023 and March 19, 2023. The complaint asserts direct claims under Swiss law.

Other information
Foreign currency translation rates
	End of				Average in			Average in
	2Q23	1Q23	4Q22	2Q22	2Q23	1Q23	2Q22	6M23	6M22
1 USD / CHF	0.89	0.91	0.92	0.96	0.90	0.93	0.96	0.91	0.94
1 EUR / CHF	0.98	0.99	0.99	1.00	0.98	0.99	1.02	0.99	1.03
1 GBP / CHF	1.14	1.13	1.12	1.16	1.13	1.13	1.20	1.13	1.22
100 JPY / CHF	0.62	0.69	0.70	0.70	0.65	0.70	0.74	0.67	0.77
Credit ratings and outlook
as of September 28, 2023	Short-term debt	Long-term debt	Outlook
Credit Suisse AG
Moody's	P-2	A3	Under review for upgrade
Standard & Poor's	A-1	A+	Stable
Fitch Ratings	F1	A+	Stable

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control. These factors include, but are not limited to:
■ the implementation of UBS Group AG’s acquisition of Credit Suisse Group AG;
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of media reports and social media speculation about our business and its performance;
■ the extent of outflows of deposits and assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2023 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes, to the extent such initiatives continue to be pursued following the implementation of the acquisition;
■ our ability to achieve our strategy and any significant changes to our structure and organization following the implementation of the acquisition;
■ our ability to successfully implement the divestment of any non-core business following the implementation of the acquisition;
■ the future level of any impairments and write-downs resulting from strategy changes and their implementation following the acquisition;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change and evolving environmental, social and governance (ESG)-related disclosure standards;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of the London Interbank Offered Rate (LIBOR) and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of any changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2022 (references to “Credit Suisse,” the “Group,” “we,” “us” and “our” in such risk factors are also related to the consolidated businesses carried on by Credit Suisse AG and its subsidiaries, and therefore should be treated as references to Credit Suisse AG and its consolidated subsidiaries, to the extent relevant following implementation of the acquisition) as well as in the “Risk factors” section in the Form 6-K filed on August 31, 2023 by UBS Group AG, UBS AG and Credit Suisse AG.